   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 1996

                                                   REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CLARK MATERIAL HANDLING COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3537                        61-1312827
 (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
         ORGANIZATION)

                                172 TRADE STREET
                           LEXINGTON, KENTUCKY 40508
                                 (606) 288-1200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JOSEPH F. LINGG
                     VICE PRESIDENT, FINANCE AND TREASURER
                        CLARK MATERIAL HANDLING COMPANY
                                172 TRADE STREET
                           LEXINGTON, KENTUCKY 40508
                                 (606) 288-1200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                              BRUCE B. WOOD, ESQ.
                             DECHERT PRICE & RHOADS
                               477 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3500
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM
                                              PROPOSED MAXIMUM     AGGREGATE
   TITLE OF EACH CLASS OF      AMOUNT TO BE    OFFERING PRICE      OFFERING         AMOUNT OF
 SECURITIES TO BE REGISTERED    REGISTERED       PER UNIT(1)       PRICE(1)     REGISTRATION FEE
-------------------------------------------------------------------------------------------------
10 3/4% Senior Notes due
  2006.......................   $130,000,000        100%         $130,000,000        $39,394
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(f) solely for purposes of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CLARK MATERIAL HANDLING COMPANY
                             CROSS REFERENCE SHEET

           PURSUANT TO RULE 404(A) AND ITEM 501(B) OF REGULATION S-K
SHOWING LOCATION IN PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

  1.  Forepart of Registration Statement and
        Outside Front Cover Page of Prospectus.....  Forepart of the Registration Statement; Outside
                                                     Front Cover Page
  2.  Inside Front and Outside Back Cover
        Pages of Prospectus........................  Inside Front Cover Page; Outside Back Cover
                                                     Page
  3.  Risk Factors, Ratio of Earnings to Fixed
        Charges and Other Information..............  Summary; Risk Factors; Selected Historical
                                                     Financial Data
  4.  Terms of the Transaction.....................  The Exchange Offer; Description of the Notes;
                                                       Certain Federal Income Tax Consequences; Plan
                                                       of Distribution
  5.  Pro Forma Financial Information..............  Summary; Selected Historical Financial Data;
                                                       Unaudited Pro Forma Combined Financial
                                                       Information
  6.  Material Contracts With the Company Being
        Acquired...................................  Not Applicable
  7.  Additional Information Required for
        Reoffering by Persons and Parties Deemed to
        be Underwriters............................  Not Applicable
  8.  Interests of Named Experts and Counsel.......  Not Applicable
  9.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities................................  Not Applicable
 10.  Information With Respect to S-3
        Registrants................................  Not Applicable
 11.  Incorporation of Certain Information by
        Reference..................................  Not Applicable
 12.  Information With Respect to S-2 or S-3
        Registrants................................  Not Applicable
 13.  Incorporation of Certain Information by
        Reference..................................  Not Applicable
 14.  Information With Respect to Registrants Other
        Than S-2 or S-3 Registrants................  Available Information; Summary; Risk Factors;
                                                     The Transactions; Use of Proceeds; Pro Forma
                                                       Capitalization; Selected Historical Financial
                                                       Data; Management's Discussion and Analysis of
                                                       Financial Condition and Results of
                                                       Operations; Business; Management; Ownership
                                                       of the Company; Certain Relationships and
                                                       Related Transactions; Description of Certain
                                                       Indebtedness; Description of the Notes; Book
                                                       Entry; Delivery and Form; Plan of
                                                       Distribution; Legal Matters; Experts;
                                                       Combined Financial Statements; Unaudited Pro
                                                       Forma Combined Financial Information
 15.  Information With Respect to S-3 Companies....  Not Applicable
 16.  Information With Respect to S-2 or S-3
        Companies..................................  Not Applicable
 17.  Information With Respect to Companies Other
        Than S-2 or S-3 Companies..................  Not Applicable
 18.  Information if Proxies, Consents or
        Authorizations Are to be Solicited.........  Not Applicable
 19.  Information if Proxies, Consents or
        Authorizations Are Not to be Solicited, or
        in an Exchange Offer.......................  The Exchange Offer; Management; Ownership of
                                                     the Company; Certain Relationships and Related
                                                       Transactions; Description of Certain
                                                       Indebtedness; Description of the Notes

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 30, 1996
PROSPECTUS
                               OFFER TO EXCHANGE

                         10 3/4% SENIOR NOTES DUE 2006
                              FOR ALL OUTSTANDING
                         10 3/4% SENIOR NOTES DUE 2006
                                       OF

                        CLARK MATERIAL HANDLING COMPANY

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
          NEW YORK CITY TIME ON,                1997, UNLESS EXTENDED

    CLARK Material Handling Company, a Delaware corporation ("CLARK" or the "Company"), hereby offers to exchange an aggregate principal amount of up to $130,000,000 of its 10 3/4% Senior Notes due 2006 (the "New Notes") for a like principal amount of its 10 3/4% Senior Notes due 2006 (the "Existing Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying letter of transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"). The New Notes and the Existing Notes are hereinafter collectively referred to as the "Notes." The terms of the New Notes are identical in all material respects to those of the Existing Notes, except for certain transfer restrictions and registration rights relating to the Existing Notes. The New Notes will be issued pursuant to, and be entitled to the benefits of, the Indenture (as defined) governing the Existing Notes.

    The New Notes will bear interest from and including the date of consummation of the Exchange Offer. Interest on the New Notes will be payable semi-annually on November 15 and May 15 of each year, commencing May 15, 1997. Additionally, interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Existing Notes surrendered in exchange therefor or, if no interest has been paid on the Existing Notes, from the date of original issue of the Existing Notes.

    The New Notes will be senior unsecured obligations of the Company, pari passu in right of payment with all existing and future senior indebtedness of the Company and senior to all subordinated indebtedness of the Company. The New Notes will be effectively subordinated to all senior secured indebtedness of the Company, to the extent of the assets securing such indebtedness, and to all existing and future indebtedness and other obligations of the Company's Foreign Subsidiaries (as defined).

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated November 27, 1996 (the "Registration Rights Agreement") by and between the Company and Jefferies & Company, Inc. and Bear, Stearns & Co. Inc. (the "Initial Purchasers") with respect to the initial sale of the Existing Notes.

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Existing Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined) for the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Existing Notes with respect to the Exchange Offer, the Company will promptly return such Existing Notes to the holders thereof. See "The Exchange Offer."

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    Prior to the Exchange Offer, there has been no public market for the Existing Notes. If a market for the New Notes should develop, such New Notes could trade at a discount from their principal amount. The Company currently does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system, and no active public market for the New Notes is currently anticipated. There can be no assurance that an active public market for the New Notes will develop.

    The Exchange Offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange pursuant to the Exchange Offer.
                            ------------------------

     SEE "RISK FACTORS" COMMENCING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF EXISTING NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                            ------------------------

The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is: http://www.sec.gov.

     As a result of the Exchange Offer, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. In the event the Company ceases to be subject to the informational requirements of the Exchange Act, the Company will be required under the Indenture, for so long as any of the Notes remain outstanding, to furnish to the Trustee (as defined), deliver or cause to be delivered to the holders of the Notes and file with the Commission (provided that the Commission will accept such filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

     This Prospectus includes forward-looking statements which involve risks and uncertainties as to future events. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under "Risk Factors".

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including notes thereto) included elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires references to the "Company" or "CLARK" are to Clark Material Handling Company (including its predecessors) and the other material handling operations acquired from certain subsidiaries of Terex Corporation ("Terex") pursuant to the Acquisition (as defined) for periods prior to the Transactions (as defined), and to CLARK Material Handling Company and its subsidiaries for periods from and after the Transactions, after giving effect thereto.

                                  THE COMPANY

     CLARK is a leading international designer, manufacturer and marketer of a complete line of forklift trucks including internal combustion trucks, electric riders, narrow aisle stackers and powered hand trucks. CLARK invented the platform forklift truck in 1917 and has since established CLARK(R) as one of the most recognized brand names of forklift trucks in North America. Management believes that CLARK has the largest installed fleet in North America with over 250,000 units and has a total of approximately 350,000 units in operation worldwide. This large installed fleet has allowed CLARK to generate significant ongoing replacement parts sales, which typically generate substantially higher gross margins and provide a more stable revenue base than new truck sales. Historically, approximately 80% of CLARK's net sales have been derived from truck sales and approximately 20% of net sales have been derived from the sale of replacement parts. CLARK distributes its products to a diverse customer base through a global network of 285 dealers from more than 560 locations. For the twelve months ended September 30, 1996 ("LTM"), CLARK generated net sales of $459.2 million.

     Since 1993, CLARK has undertaken a series of initiatives aimed at reducing fixed costs, developing a largely variable cost structure and maximizing the Company's ability to respond to market changes. These initiatives involved (i) elimination of 11 redundant manufacturing and distribution facilities, (ii) head-count reductions involving termination of over 600 employees, representing approximately 40% of the Company's workforce, (iii) elimination of three non-core, unprofitable product lines and (iv) greater reliance on outsourcing. The reduction in fixed costs achieved through these initiatives resulted in an increase in pro forma EBITDA (as defined) of $21.0 million to $31.3 million in the LTM period from $10.3 million in fiscal 1994, while net sales were approximately the same in both periods. The flexibility of the Company's cost structure is also evidenced by the financial results for the LTM period where, despite a 13% decline in net sales due to lower industry activity, the Company's pro forma EBITDA increased $7.2 million or 30% compared to pro forma EBITDA for fiscal 1995. Management believes that the foregoing demonstrates the Company's improved ability to sustain profitability in changing market conditions.

     In addition to cost rationalization, the Company has increased its focus on engineering and new product development since 1993. Management believes that this emphasis has enabled CLARK to offer one of the most modern product portfolios in the industry. CLARK's product development strategy emphasizes (i) product innovation and improvements that meet the evolving needs of CLARK's customer base and (ii) lowering production costs through better design, thereby enhancing margins. In December 1994, CLARK introduced the 2-3 ton Genesis(TM) internal combustion ("IC") forklift truck. The Genesis(TM) truck quickly gained customer acceptance and provided an estimated seven percentage point higher gross margin than its predecessor primarily due to its lower production cost. Similarly, in April 1995, CLARK's European subsidiaries ("CLARK Europe") introduced the Genesis(TM) 2-3 ton MegaStat(TM) IC, which received the "General Lift Truck Innovation" award in 1996 from the Fork Truck Association in the United Kingdom.

     As a result of CLARK's cost reduction initiatives and higher margin new product introductions, CLARK's pro forma EBITDA improved by $47.1 million to $31.3 million in the LTM period from ($15.8) million in fiscal 1993.

                                    STRATEGY

     Management believes that CLARK's strong brand name, extensive distribution network, modern product portfolio and streamlined cost structure provide a strong foundation for increased growth and profitability. The Company's operating strategy focuses on the following key components:

     Introduce New Products. Successful introduction of new products is a key component to increasing the Company's market share. Management believes that CLARK has introduced more new and redesigned models in the last two years than any other major forklift truck manufacturer and plans to continue a rapid pace of new product introduction. CLARK's new product development pipeline includes a completely redesigned electric four wheel rider and two new IC forklift models, each of which is expected to be introduced by early 1997. Management anticipates that these new products will generate higher gross margins than their predecessors due to lower production costs.

     Augment the Distribution Network. Management is focusing on enhancing the performance of its distribution network by offering various incentive packages and support programs, replacing underperforming dealers and adding new dealers in selected geographic areas in North America and Europe. Outside of North America and Europe, CLARK markets and distributes its products through its "Clarklift World Trade" division (the "World Trade Division"). The number of units sold by the World Trade Division has more than doubled from 689 in 1993 to 1,492 in 1995. The Company intends to continue expanding the dealer base of the World Trade Division, and management believes that the World Trade Division is well positioned for continued growth in the Asian, African, Middle Eastern, Caribbean and Latin American markets.

     Improve Aftermarket Parts Sales. CLARK's worldwide installed fleet of approximately 350,000 forklift trucks generates an estimated $240.0 million in annual global aftermarket parts sales, of which CLARK has historically captured an estimated 40% share. Management plans to increase its share of these high margin sales by improving off-the-shelf availability at the primary parts distribution facility in Southaven, Mississippi (the "Southaven Facility") and through focused marketing and promotion efforts. The Southaven Facility currently provides approximately 90% availability for aftermarket parts, and management believes that this low availability level has resulted in lost parts sales. The Company plans to raise such availability to over 95% primarily through selective additions to inventory levels. In addition, the Company plans to implement specific marketing initiatives, including increased merchandising of fast moving parts, incentive programs for dealer personnel and coordinated truck and parts promotions, to increase aftermarket parts sales.

     Further Reduce Product Cost. Although CLARK has made significant progress in reducing its operating costs, management believes that ongoing opportunities exist to improve profitability by reducing material costs. In 1995, material purchases amounted to over $350.0 million or over 70% of cost of goods sold. Management plans to reduce the Company's material costs and increase purchasing efficiencies, thereby enhancing its gross margins, through (i) the introduction of new product designs that increase commonality among parts between different lift truck models and reduce the overall number of parts and components, thereby improving manufacturing and (ii) the reduction of the number of vendors by approximately 50% to realize volume discounts. Management believes that these initiatives should also result in more timely delivery from suppliers, reducing costly manufacturing disruptions and working capital investment.

                                THE TRANSACTIONS

     The Company and CMH Holdings Corporation, a Delaware corporation ("Holdings"), were formed by Citicorp Venture Capital Ltd. ("CVC") and certain members of management of CLARK (the "Management Investors") to effect the acquisition (the "Acquisition") of substantially all the assets and certain liabilities of Clark Material Handling Company, a Kentucky corporation, and all of the outstanding capital stock of certain of its affiliates, including its German, Korean, Brazilian and Canadian affiliates. The Acquisition was consummated on November 27, 1996 pursuant to a Stock and Asset Purchase and Sale Agreement dated as of November 9, 1996 among Terex and certain of its subsidiaries, as sellers, and the Company, as buyer (the "Acquisition Agreement"). The aggregate consideration for the Acquisition was $139.5 million, which is subject to certain post-closing adjustments. To finance the Acquisition (including the payment of related fees and expenses): (i) CVC, Dr. Martin M. Dorio, President and Chief Executive Officer of the Company, and Thomas J. Snyder, who was elected to the Board of Directors of the Company in connection with the Acquisition, purchased, in the aggregate, $25.0 million of equity and debt securities of Holdings for cash; (ii) Holdings contributed such $25.0 million to the Company (the "Equity Contribution") in exchange for all of the capital stock of the Company; and (iii) the Company issued and sold the Existing Notes to the Initial Purchasers. The foregoing transactions, together with the application of the proceeds from the sale of the Existing Notes and the payment of related transaction fees and expenses, are collectively referred to herein as the "Transactions." See "The Transactions."

     In connection with the Acquisition, the Company entered into a new $30.0 million revolving credit facility (the "Revolving Credit Facility"), which is secured by the accounts receivable and inventory of the Company's domestic operations. The Company did not draw upon the Revolving Credit Facility in connection with the Transactions. In addition, CLARK Europe may enter into a revolving credit facility to provide working capital for its European operations. It is expected that any such facility will provide for up to $10.0 million of revolving credit loans and will be secured by certain assets of CLARK Europe. See "Description of Certain Indebtedness."

                               THE EXCHANGE OFFER

Securities Offered...............    Up to $130,000,000 aggregate principal
                                     amount of 10 3/4% Senior Notes due 2006.
                                     The terms of the New Notes and Existing
                                     Notes are identical in all material
                                     respects, except for certain transfer
                                     restrictions and registration rights
                                     relating to the Existing Notes.

The Exchange Offer...............    The New Notes are being offered in exchange
                                     for a like principal amount of Existing
                                     Notes. Existing Notes may be exchanged only in integral multiples of $1,000. The issuance of the New Notes is intended to satisfy obligations of the Company contained in the Registration Rights
                                     Agreement.

Expiration Date; Withdrawal of
Tender...........................    The Exchange Offer will expire at 5:00 p.m.
                                     New York City time, on           , 1997, or
                                     such later date and time to which it may be extended by the Company. The tender of Existing Notes pursuant to the Exchange
                                     Offer may be withdrawn at any time prior to the Expiration Date. Any Existing Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
Exchange Offer...................    The Company's obligation to accept for
                                     exchange, or to issue New Notes in exchange for, any Existing Notes is subject to certain customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair the Company's ability to consummate the Exchange Offer.
                                     The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See "The
                                     Exchange Offer -- Certain Conditions to the
                                     Exchange Offer."

Procedures for Tendering Existing
Notes............................    Each holder of Existing Notes wishing to
                                     accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Existing Notes and any other required documentation, to the Exchange
                                     Agent (as defined) at the address set forth herein. See "The Exchange
                                     Offer -- Procedures for Tendering Existing
                                     Notes."

Use of Proceeds..................    The Company will not receive any proceeds
                                     from the
                                     Exchange Offer.

Exchange Agent...................    United States Trust Company of New York
                                     (the "Exchange Agent") is serving as the Exchange Agent in connection with the Exchange Offer.

Federal Income Tax
Consequences.....................    The exchange of Notes pursuant to the
                                     Exchange Offer should not be a taxable
                                     event for federal income tax purposes. See
                                     "Certain Federal Income Tax
                                     Considerations."

    CONSEQUENCES OF EXCHANGING EXISTING NOTES PURSUANT TO THE EXCHANGE OFFER

     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that holders of Existing Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Existing Notes for New Notes pursuant to the Exchange Offer generally may offer such New Notes for resale, resell such New Notes and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holders' business and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Existing Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or in compliance with an available exemption from registration or qualification. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing. If a holder of Existing Notes does not exchange such Existing Notes for New Notes pursuant to the Exchange Offer, such Existing Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Existing Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. See "The Exchange Offer -- Consequences of Failure to Exchange; Resales of New Notes."

     The Existing Notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Existing Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the New Notes will not be eligible for PORTAL trading.

                                 THE NEW NOTES

     The terms of the New Notes are identical in all material respects to the Existing Notes, except for certain transfer restrictions and registration rights relating to the Existing Notes.

Securities Offered...............    $130,000,000 aggregate principal amount of
                                     10 3/4% Senior Notes due 2006.

Maturity Date....................    November 15, 2006.

Interest Rate and Payment
Dates............................    The New Notes will bear interest at a rate
                                     of 10 3/4% per annum. Interest on the New
                                     Notes will be payable semi-annually in cash in arrears on November 15 and May 15 of each year, commencing May 15, 1997.

Ranking..........................    The New Notes will be senior unsecured
                                     obligations of the Company, pari passu in right of payment with all existing and future senior indebtedness of the Company and senior to all subordinated indebtedness of the Company. The New Notes will be effectively subordinated to all senior secured indebtedness of the Company, including indebtedness under the Revolving
                                     Credit Facility, to the extent of the
                                     assets securing such indebtedness, and to all existing and future indebtedness and other obligations of the Company's Foreign
                                     Subsidiaries. See "Description of
                                     Notes -- Ranking." As of September 30,
                                     1996, on a pro forma basis after giving
                                     effect to the Transactions, the Company
                                     would have had no senior
                                     secured indebtedness outstanding (exclusive of unused commitments of $30.0 million under the Revolving Credit Facility).

Optional Redemption..............    The New Notes (and any outstanding Existing
                                     Notes) will be redeemable at the option of the Company, in whole or in part, on or after November 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, at any time or from time to time prior to November 15, 1999, the Company may redeem up to one-third of the original principal amount of the Notes at the redemption price of 110.75% of the principal amount thereof, plus accrued and unpaid interest, if any, through the date of redemption, with the net cash proceeds of one or more Public
                                     Equity Offerings, provided that at least
                                     $86.7 million aggregate principal amount of the Notes remain outstanding immediately thereafter. See "Description of
                                     Notes -- Redemption."

Mandatory Redemption.............    None.

Guarantors.......................    Repayment of the New Notes will be
                                     unconditionally and irrevocably guaranteed on a senior basis by all Restricted
                                     Subsidiaries (as defined) of the Company that are not Foreign Subsidiaries. On the date of initial issuance of the Existing
                                     Notes (the "Issue Date") the Company did not, and on the date hereof the Company does not, have any subsidiaries other than Foreign Subsidiaries. Accordingly, there are no Guarantors (as defined).

Change of Control................    Upon the occurrence of a Change of Control,
                                     the Company will be required to offer to repurchase all of the outstanding Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See
                                     "Description of Notes -- Repurchase Upon
                                     Change of Control."

Certain Covenants................    The Indenture relating to the Notes
                                     contains certain covenants, including
                                     covenants which limit the ability of the Company and its Restricted Subsidiaries to:
                                     (i) incur additional indebtedness; (ii)
                                     make restricted payments; (iii) issue and sell capital stock of subsidiaries; (iv) enter into certain transactions with affiliates; (v) create certain liens; (vi) sell certain assets; and (vii) merge, consolidate or sell substantially all of the Company's assets. All of these limitations are subject to various qualifications. See "Description of
                                     Notes -- Certain Covenants."

     For a more detailed discussion of the terms of the New Notes, see "Description of Notes."

                                  RISK FACTORS

     Holders of Existing Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" beginning on page 11 in connection with the Exchange Offer.

        SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION

     The summary historical financial data for each of the years in the three year period ended December 31, 1995 were derived from the audited combined financial statements of the Company included elsewhere in this Prospectus. The summary historical financial data for the nine month periods ended September 30, 1995 and 1996 were derived from the unaudited combined financial statements of the Company included elsewhere in this Prospectus. The summary pro forma financial data for the year ended December 31, 1995, and as of and for the nine month period ended September 30, 1996 and the LTM period, were derived from the "Unaudited Pro Forma Combined Financial Information" included elsewhere in this Prospectus. The summary pro forma financial data for each of the years in the two year period ended December 31, 1994 and the nine month period ended September 30, 1995 were derived from historical data and adjusted as described in Note (2) below. The pro forma financial data are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would actually have been if the Transactions had occurred on the assumed dates or to project the Company's financial position or results of operations at any future date or for any future periods. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Information" and the historical combined financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus.

                                                                      NINE MONTHS
                                                                         ENDED            LAST TWELVE
                                    YEAR ENDED DECEMBER 31,          SEPTEMBER 30,       MONTHS ENDED
                                  ----------------------------     -----------------     SEPTEMBER 30,
                                   1993       1994       1995       1995       1996          1996
                                  ------     ------     ------     ------     ------     -------------
                                                            ($ IN MILLIONS)
OPERATING DATA:
Net Sales.......................  $395.6     $472.7     $528.8     $404.4     $334.9        $ 459.2
Gross Profit....................    22.3       42.9       44.7       31.9       37.6           50.4
Engineering, Selling and
  Administrative Expenses.......    46.5       41.7       31.2       24.5       22.0           28.7
Adjusted Income (Loss) from
  Operations(1).................   (24.2)       1.2       13.5        7.4       15.6           21.7
Income (Loss) from Operations...   (28.6)     (14.0)       3.1       (1.5)      10.9           15.4
OTHER DATA:
Pro Forma EBITDA(2).............  $(15.8)    $ 10.3     $ 24.1     $ 15.6     $ 22.7        $  31.3
Depreciation and
  Amortization(3)...............     9.9       10.6       12.3        9.4        8.5           11.4
Capital Expenditures............     8.1        6.6        5.3        4.0        2.5            3.8
Ratio of Pro Forma EBITDA to Net
  Interest Expense(4)...........                           1.7x                  2.1x           2.3x

                                                                               AT SEPTEMBER 30, 1996
                                                                              ------------------------
                                                                              ACTUAL     PRO FORMA(5)
                                                                              ------     -------------
                                                                                  ($ IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents(6).............................................     $  2.4        $  12.3
Working Capital(7).......................................................       50.0           49.6
Net Property, Plant and Equipment........................................       51.4           51.9
Total Assets.............................................................      180.7          291.8
Debt(8)..................................................................      145.2(9)       130.0
Stockholder's Equity (Deficit)...........................................     (101.9)          25.0

                                                   (footnotes on following page)

---------------
(1) Excludes corporate charges allocated to the Company by Terex of (a) $4.4 million, $8.5 million, $7.0 million and $6.3 million in the years ended December 31, 1993, 1994 and 1995, and the LTM period, respectively, and (b) $5.4 million and $4.7 million in the nine months ended September 30, 1995 and 1996, respectively. Also excludes severance and exit charges of (a) $6.7 million and $3.5 million in the years ended December 31, 1994 and 1995, respectively, and (b) $3.5 million in the nine month period ended September 30, 1995. See the Company's historical combined financial statements included elsewhere herein.

(2) Pro forma EBITDA represents Income (Loss) from Operations plus Depreciation and Amortization, severance and exit charges, and corporate charges allocated to the Company by Terex, less the addition of certain legal, accounting and administrative expenses to replace such services previously provided by Terex (estimated to be $1.5 million for each of 1993, 1994 and 1995 and the LTM period and $1.1 million for each of the nine month periods ended September 30, 1995 and 1996). See "Risk Factors -- Lack of Independent Operating History." In addition, for the year ended December 31, 1995, the nine month periods ended September 30, 1995 and 1996, and the LTM period, pro forma EBITDA has been adjusted to eliminate amortization of deferred gain relating to the predecessor's sale leaseback of certain facilities and eliminate rental and related costs of an abandoned facility, net of the incremental costs at other facilities for relocated employees. See "Unaudited Pro Forma Combined Financial Information" included elsewhere herein. The Company has included information concerning pro forma EBITDA herein because it understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt. Pro forma EBITDA should not be considered as an alternative to, or more meaningful than, earnings from operations or other traditional indications of the Company's operating performance.

(3) Excludes amortization of historical debt issuance costs of $1.0 million, $0.8 million, $0.5 million, $0.4 million, $0.3 million and $0.5 million for the years ended December 31, 1993, 1994 and 1995, for the nine months ended September 30, 1995 and 1996 and for the LTM period, respectively, which have not been deducted from Income (Loss) from Operations.

(4) Net interest expense is defined as interest expense less interest income. Includes interest on the Notes but excludes interest on capital lease obligations. These capital leases represent forklift trucks sold to financial institutions in Europe and leased back by the Company and then leased to customers. The related income and interest expense are reflected in Income (Loss) from Operations and pro forma EBITDA.

(5) The Acquisition has been accounted for under the purchase method of accounting. The purchase price for the Acquisition, including the related fees and expenses, has been allocated to the tangible and identifiable intangible assets or liabilities of the acquired business based upon the Company's preliminary estimates of their fair value with the remainder allocated to goodwill. The allocation of purchase price for the Acquisition is subject to revision when additional information concerning asset and liability valuation becomes available.

(6) Includes cash, cash equivalents and cash securing letters of credit.

(7) Calculated as net trade receivables plus net inventories less trade payables.

(8) Excludes capital lease obligations of $6.2 million discussed in Note 4 above.

(9) Includes Due to Parent of $93.6 million which was eliminated in connection with the Acquisition.

                                  RISK FACTORS

     Holders of Existing Notes should carefully consider the specific factors set forth below as well as the other information included in this Prospectus in connection with the Exchange Offer. The risk factors set forth below are generally applicable to the Existing Notes as well as the New Notes.

SIGNIFICANT LEVERAGE

     The Company is highly leveraged. At September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company's debt and stockholder's equity would have been $130.0 million and $25.0 million, respectively. The Company would also have had borrowing availability under the Revolving Credit Facility of $30.0 million, subject to the borrowing conditions contained therein. For the year ended December 31, 1995 and the nine month period ended September 30, 1996, the ratio of pro forma EBITDA to net interest expense would have been 1.7 to 1 and 2.1 to 1, respectively, after giving pro forma effect to the Transactions as if they had occurred on January 1, 1995.

     The Company's high level of debt and debt service requirements will have several important consequences, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to servicing its indebtedness; (ii) the covenants contained in the Company's indebtedness will impose certain restrictions on the Company which, among other things, will limit its ability to borrow additional funds; (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and (iv) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations may be negatively affected.

     The Company's ability to meet its debt service obligations and to reduce its total indebtedness will depend upon its future performance, which will be subject to general economic conditions, its ability to achieve cost savings and other financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company cannot generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of such debt (including the Notes), sell assets or obtain additional financing. There can be no assurance that any such refinancing or asset sales would be possible or that any additional financing could be obtained.

SECURED INDEBTEDNESS; SUBSIDIARY OPERATIONS

     The New Notes, like the Existing Notes, will be effectively subordinated to all senior secured indebtedness of the Company, including indebtedness under the Revolving Credit Facility, to the extent of the assets securing such indebtedness. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company would not have had any secured indebtedness outstanding, exclusive of unused commitments of $30.0 million which may be borrowed by the Company under the Revolving Credit Facility.

     Although the Company's North American operations are owned directly, its foreign operations are conducted through the Foreign Subsidiaries. The Foreign Subsidiaries have not guaranteed or otherwise become obligated with respect to the Notes. The Notes will therefore be effectively subordinated to all existing and future liabilities, including indebtedness, of the Foreign Subsidiaries. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Foreign Subsidiaries would have had liabilities of approximately $40.4 million reflected on the Company's combined balance sheet. Claims of creditors of the Foreign Subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes.

GUARANTEES

     The repayment of the New Notes, like the Existing Notes, will be unconditionally and irrevocably guaranteed on a senior basis by all Restricted Subsidiaries of the Company that are not Foreign Subsidiaries. On the Issue Date, the Company did not have any subsidiaries other than the Foreign Subsidiaries and, accordingly, there were no Guarantors on the Issue Date. The guarantees of any future Guarantors may be subject to legal challenge under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws. If such a challenge were upheld, the guarantees of such Guarantors would be invalidated and unenforceable, and it is possible that the holders of the Notes would be ordered by a court to turn over to other creditors of such Guarantors or to their trustees in bankruptcy all or a portion of the payments made to them pursuant to the guarantees.

HISTORICAL OPERATING LOSSES

     The Company experienced operating losses of $28.6 million and $14.0 million for the years ended December 31, 1993 and 1994, respectively. These losses were largely due to high operating expenses and cash constraints which resulted in a shortage of materials and curtailed production. The Company has a Revolving Credit Facility of $30.0 million. However, such facility will be subject to the borrowing conditions contained therein, and there can be no assurance that such cash constraints or operating losses will not recur.

PRODUCT LIABILITY AND OTHER CLAIMS

     From time to time product liability claims are asserted against the Company for various injuries alleged to have resulted from defects in the manufacture and/or design of its products. As of September 30, 1996, the Company had approximately 120 pending lawsuits relating to claims arising from accidents involving its products. Most of these lawsuits are in various stages of pretrial completion, and certain plaintiffs are seeking punitive as well as compensatory damages. The Company is self-insured, up to certain limits, for these product liability claims, as well as certain exposures related to general workers' compensation and automobile liability. The Company has recorded and maintains on its balance sheet reserves relating to the estimated liability, based in part upon actuarial determinations, of the Company's aggregate exposure for such self-insured risks. There can be no assurance that these reserves are adequate.

     The Company also has certain other contingent liabilities or uncertainties for other obligations, including contingent liabilities relating to the Company's guarantees of certain floor plan obligations and its obligation to repurchase equipment from certain dealers and customers upon the occurrence of certain events. The unfavorable resolution of product liability claims or any other contingencies or uncertainties in the future could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies and Uncertainties" and "Business -- Legal Proceedings."

INDUSTRY CYCLICALITY AND SUBSTANTIAL COMPETITION

     Sales of products manufactured and sold by the Company have historically been subject to substantial cyclical variation based, among other things, on general economic conditions. The Company has been experiencing a softening in the demand for forklift trucks in North America and Europe. It is expected that there will be a further decline in such demand in 1997 with a modest improvement thereafter. There can be no assurance as to the magnitude or timing of such decline or recovery, or that such decline will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The truck market in which the Company competes is highly competitive. The Company encounters significant competition particularly from lower cost foreign competitors, including manufacturers located in Japan and Korea. The Company competes on the basis of quality, price, on-time delivery, product line, ease of use, safety, comfort and customer service. Many of the Company's competitors have greater financial resources than the Company. Additionally, certain of the Company's products are subject to changing technology which could place the Company at a competitive disadvantage relative to product innovations by competitors. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary to remain competitive.

DEPENDENCE ON SOLE SOURCE SUPPLIERS

     The Company does not currently have multiple vendors for all parts and supplies critical to the Company's manufacturing processes. The Company depends exclusively upon certain suppliers of key parts used in its lift trucks and has experienced supply disruptions in the past causing it temporarily to curtail production in certain product lines. For example, an exclusive supplier to the Company of certain uprights, which is a key component in the Company's production of forklifts, has recently been unable to meet the Company's requirements. The Company's future success will depend, in part, on its ability to maintain continuity of supply of critical parts and to develop alternative supply arrangements as needed. The failure of a key supplier to meet the Company's requirements on a timely basis or the loss of a key supplier could lead to delays in the Company's manufacturing operations and have a material adverse effect on the Company.

FOREIGN OPERATIONS

     The Company's products are sold in more than 50 countries worldwide. Accordingly, a substantial portion of the sales of the Company are generated in foreign currencies, while the costs associated with these sales are only partially incurred in the same currencies. Consequently, the Company's financial performance and results of operations are affected by fluctuations between the U.S. dollar and such foreign currencies. In addition, currency fluctuations could improve the competitive position of the Company's foreign competitors if the value of the U.S. dollar rises in relation to the local currencies of such competitors. The Company is also subject to other risks associated with operating in foreign countries, including imposition of limitations on conversion of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions by foreign governments. No assurance can be given that the risks associated with operating in foreign countries will not have a material adverse effect on the Company in the future.

GOVERNMENT REGULATION

     The Company's facilities and operations are required to comply with and are subject to federal, state, local and foreign environmental and worker health and safety laws, regulations and ordinances, including those relating to air emissions, wastewater discharges and the management and disposal of certain materials, substances and wastes ("Environmental Laws"). The nature of the Company's operations and the history of industrial uses at some of its facilities expose the Company to the risk of liabilities or claims with respect to environmental and worker health and safety matters. The Company may also have contingent responsibility for liabilities with respect to environmental matters arising in connection with the prior operations of the material handling business of Clark Equipment Company, a predecessor of the Company ("CEC"). There can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

     Future events, such as changes in existing laws and regulations or their interpretations, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, financial condition or results of operations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company which may be material. See "Business -- Environmental Matters."

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

     Certain of the executive officers of the Company, including among others Dr. Martin M. Dorio, President and Chief Executive Officer of the Company, are key to the management and direction of the Company. The loss of the services of such persons could have a material adverse effect on the Company, and there can be no assurance that the Company would be able to find replacements for such persons with equivalent business experience and skills.

LABOR DISPUTES

     The Southaven Facility, which the Company shares with Terex, experienced a labor dispute beginning in 1995, which had a short term effect on the Company's distribution operations at the facility but had no appreciable effect on the conduct of business or results of operations. There can be no assurance that similar labor disputes will not occur in the future which, depending upon the timing and duration of such disputes, could have a material adverse effect on the Company. See "Business -- Employees."

LACK OF INDEPENDENT OPERATING HISTORY

     Prior to the consummation of the Transactions, the business of the Company had been conducted through subsidiaries of Terex. During the year ended December 31, 1995, Terex allocated a $7.0 million corporate charge to the Company for certain legal, accounting and administrative services provided to the Company. Terex no longer allocates these charges to the Company, and the Company no longer relies on Terex to provide these services. The pro forma financial information contained herein assumes that the Company would have incurred expenses of $1.5 million to obtain comparable services on an annual basis. However, there can be no assurance that the Company will be able to obtain such services for such amounts and on other acceptable terms in the future. In addition, Terex had allocated certain expenses (for example, workers' compensation) to the Company, which the Company now obtains separately. There can be no assurance that such expenses will not exceed the historical charges allocated to the Company.

     In connection with the Acquisition, the Company entered into a Service Agreement with Terex pursuant to which the Company shares space in the Southaven Facility, and obtains certain services, for three years. See "Certain Relationships and Related Transactions -- Service Agreement." There can be no assurance that charges under the Service Agreement will not exceed historical charges or that upon termination of such agreement the Company will be able to obtain similar facilities and services on acceptable terms.

OWNERSHIP OF HOLDINGS AND THE COMPANY

     CVC, Dr. Martin M. Dorio, President and Chief Executive Officer of the Company, and Thomas J. Snyder, who was elected to the Board of Directors of the Company in connection with the Acquisition, own all of the outstanding voting stock of Holdings, which owns all of the outstanding capital stock of the Company. By virtue of such stock ownership, such persons have the power to direct the affairs of the Company and are able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of the Company's directors and amendment of the Company's certificate of incorporation. See "The Transactions" and "Ownership of the Company."

LACK OF PUBLIC MARKET

     The Existing Notes are currently eligible for trading in the PORTAL Market. The New Notes are new securities for which there is no established market. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. There can be no assurance as to the development of any market or the liquidity of any market that may develop for the New Notes. See "Description of Notes."

                                THE TRANSACTIONS

     The Company and Holdings were formed by CVC and the Management Investors to effect the Acquisition of substantially all of the assets and certain liabilities of Clark Material Handling Company and all of the outstanding capital stock of certain of its affiliates. The Acquisition was consummated on November 27, 1996 pursuant to the Acquisition Agreement. The aggregate consideration for the Acquisition was $139.5 million, which is subject to certain post-closing adjustments to reflect changes in the Adjusted Working Capital (as defined in the Acquisition Agreement) of the Company between September 30, 1996 and November 27, 1996. To finance the Acquisition (including the payment of related fees and expenses): (i) CVC, Dr. Martin M. Dorio, President and Chief Executive Officer of the Company, and Thomas J. Snyder, who was elected to the Board of Directors of the Company in connection with the Acquisition, purchased $17.0 million of preferred stock (the "Holdings Preferred Stock"), $1.0 million of voting common stock (the "Holdings Class A Stock") and non-voting common stock (the "Holdings Class B Stock" and, together with the Holdings Class A Stock, the "Holdings Common Stock"), and $7.0 million of junior subordinated debentures (the "Holdings Debentures") from Holdings for $25.0 million in cash; (ii) Holdings contributed the $25.0 million Equity Contribution to the Company in exchange for all of the capital stock of the Company; and
(iii) the Company issued and sold the Existing Notes to the Initial Purchasers. CVC invested $24.9 million and received $16.9 million of Holdings Preferred Stock, $991,000 of Holdings Common Stock and $7.0 million of Holdings Debentures. Dr. Martin M. Dorio invested $100,000 and received $96,000 of Holdings Preferred Stock and $4,000 of Holdings Class A Stock. Thomas J. Snyder invested $5,000 for Holdings Common Stock of equivalent value.

     The Holdings Preferred Stock, Holdings Common Stock and Holdings Debentures are held as follows: (i) CVC holds approximately 99.4% of the Holdings Preferred Stock, 48.8% of the Holdings Class A Stock, 99.5% of the Holdings Class B Stock and $7.0 million of the Holdings Debentures; (ii) Dr. Martin M. Dorio holds approximately 0.6% of the Holdings Preferred Stock and 48.8% of the Holdings Class A Stock; and (iii) Thomas J. Snyder holds approximately 2.4% of the Holdings Class A Stock and 0.5% of Holdings Class B Stock. It is currently contemplated that certain Management Investors will purchase approximately $900,000 of Holdings Preferred Stock, Holdings Common Stock and Holdings Debentures. In addition, certain members of the Company's management are expected to participate in an Employee Stock Purchase Plan pursuant to which management will be offered the opportunity to acquire Holdings Class A Stock which would equal in the aggregate up to an additional 10.0% of the Holdings Class A Stock outstanding. See "Ownership of the Company" and "Description of Certain Indebtedness -- Holdings Debentures."

     In connection with the Acquisition, the Company entered into the $30.0 million Revolving Credit Facility, which is secured by the accounts receivable and inventory of the Company's domestic operations. The Company did not draw upon the Revolving Credit Facility in connection with the Transactions. In addition, CLARK Europe may enter into a revolving credit facility to provide working capital for its European operations. It is expected that any such facility will provide for up to $10.0 million of revolving credit loans and will be secured by certain assets of CLARK Europe. See "Description of Certain Indebtedness."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the Exchange Offer. The gross proceeds to the Company from the sale of the Existing Notes of $130.0 million, together with the $25.0 million Equity Contribution, were used (i) to finance the Acquisition, (ii) to pay fees and expenses relating to the Transactions and (iii) for general corporate purposes.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996 on a pro forma basis after giving effect to the Transactions. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation -- Contingencies and Uncertainties," the Company's historical combined financial statements and "Unaudited Pro Forma Combined Financial Information," and the respective notes thereto, included elsewhere in this Prospectus.

                                                                        AT SEPTEMBER 30,
                                                                              1996
                                                                        ----------------
                                                                        ($ IN MILLIONS)
        Debt:
          Revolving Credit Facility(1)................................       $   --
          The Notes...................................................        130.0
                                                                             ------
                  Debt(2).............................................        130.0
        Stockholder's Equity(3).......................................         25.0
                                                                             ------
                  Total Capitalization................................       $155.0
                                                                             ======

---------------
(1) Borrowings of up to $30.0 million under the Revolving Credit Facility are available to the Company for working capital and general corporate purposes, subject to the borrowing conditions contained therein. The Company did not draw upon the Revolving Credit Facility in connection with the Transactions. In addition, CLARK Europe may enter into a revolving credit facility to provide working capital for its European operations. It is expected that any such facility will provide up to $10.0 million of revolving credit loans. See "The Transactions" and "Description of Certain Indebtedness."

(2) Excludes capital lease obligations of $6.2 million, including a current portion of $2.4 million. These capital leases represent forklift trucks sold to financial institutions in Europe and leased back by the Company and then leased to customers. The related income and interest expense are reflected in the Company's Income (Loss) from Operations and pro forma EBITDA.

(3) The Acquisition will be accounted for under the purchase method of accounting. The purchase price for the Acquisition, including the related fees and expenses, has been allocated to the tangible and identifiable intangible assets or liabilities of the acquired business based upon the Company's preliminary estimates of their fair value with the remainder allocated to goodwill. The allocation of purchase price for the Acquisition is subject to revision when additional information concerning asset and liability valuation becomes available.

                       SELECTED HISTORICAL FINANCIAL DATA

     On July 31, 1992, Terex acquired the Company from CEC. The selected historical financial data as of and for the year ended December 31, 1991 were derived from the audited combined financial statements of the predecessor company. The selected historical financial data as of and for the five months ended December 31, 1992 were derived from the unaudited combined financial statements of the Company. The selected historical financial data as of and for each of the years in the three-year period ended December 31, 1995 were derived from the audited combined financial statements of the Company, which (except for the Balance Sheet of the Company as of December 31, 1993) are included elsewhere in this Prospectus. The selected historical financial data as of and for the nine-month periods ended September 30, 1995 and 1996 were derived from the unaudited combined financial statements of the Company, which (except for the Balance Sheet of the Company as of September 30, 1995) are included elsewhere in this Prospectus. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical combined financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                                                          THE COMPANY
                                             PREDECESSOR           ---------------------------------------------------------
                                     ---------------------------                                               NINE MONTHS
                                                    SEVEN MONTHS       FIVE       YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER
                                      YEAR ENDED       ENDED       MONTHS ENDED                                    30,
                                     DECEMBER 31,     JULY 31,     DECEMBER 31,   ------------------------   ---------------
                                         1991           1992           1992        1993     1994     1995     1995     1996
                                     ------------   ------------   ------------   ------   ------   ------   ------   ------
                                        (DOLLARS IN MILLIONS)                      (DOLLARS IN MILLIONS)
OPERATING DATA:
Net Sales..........................     $502.7         N/A(1)         $240.9      $395.6   $472.7   $528.8   $404.4   $334.9
Gross Profit.......................       30.6         N/A(1)           22.5        22.3     42.9     44.7     31.9     37.6
Engineering, Selling and
  Administrative Expenses..........       60.6         N/A(1)           19.3        46.5     41.7     31.2     24.5     22.0
Adjusted Income (Loss) from
  Operations(2)....................      (30.0)        N/A(1)            3.3       (24.2)     1.2     13.5      7.4     15.6
Income (Loss) from Operations......      (37.2)        N/A(1)            2.2       (28.6)   (14.0)     3.1     (1.5)    10.9
Loss Before Extraordinary Items and
  Cumulative Effect of Change in
  Accounting(3)(4).................      (37.6)        N/A(1)           (5.1)      (44.9)   (25.3)   (17.4)   (17.4)    (2.9)
BALANCE SHEET DATA (AT END OF PERIOD):
Working Capital(5).................       74.7         N/A(1)           59.1        50.8     41.4     46.4     50.6     50.0
Net Property, Plant & Equipment....       50.0         N/A(1)           92.9        75.3     60.7     58.2     63.4     51.4
Total Assets.......................      208.2         N/A(1)          270.2       208.0    194.7    192.7    198.6    180.7
Long-Term Obligations(6)...........         --(1)      N/A(1)           93.4       120.0    125.9    143.0    146.0    148.6

---------------
(1) The Company was included as part of CEC's consolidated financial statements prior to August 1, 1992. The selected historical financial data as of and for the seven months ended July 31, 1992, and the amount of long-term obligations as of December 31, 1991, are not presently available to the Company. The Company has requested such data and amount from CEC, but has not been provided with the requested information.
(2) Excludes corporate charges allocated to the Company by Terex of (a) $1.1 million for the five months ended December 31, 1992; (b) $4.4 million, $8.5 million and $7.0 million in the years ended December 31, 1993, 1994 and 1995, respectively; and (c) $5.4 million and $4.7 million in the nine months ended September 30, 1995 and 1996, respectively. Also excludes severance and exit charges of (a) $7.2 million, $6.7 million and $3.5 million in the years ended December 31, 1991, 1994 and 1995, respectively, and (b) $3.5 million in the nine months ended September 30, 1995.
(3) Earnings were insufficient to cover fixed charges by $37.7 million, $4.9 million, $44.8 million, $24.5 million, $17.3 million, $17.3 million and $2.9 million for the year ended December 31, 1991, the five months ended December 31, 1992, the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively. The ratio and such amounts have been calculated including interest expense allocated to the Company by Terex.
(4) In 1991, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Post-Retirement Benefits other than Pension."
(5) Calculated as net trade receivables plus net inventories less trade payables.
(6) Includes Due to Parent of $40.2 million, $68.5 million, $87.6 million, $90.2 million and $93.6 million as of December 31, 1993, 1994 and 1995, and September 30, 1995 and 1996, respectively. Also includes long-term portion of capital lease obligations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     CLARK is a leading international designer, manufacturer and marketer of a complete line of forklift trucks, which it markets through a global network of 285 dealers. CLARK's large installed base, which management estimates to be approximately 350,000 units in operation worldwide, provides for substantial ongoing replacement parts sales, which typically generate significantly higher gross margins than new product sales. In 1995, CLARK derived approximately 82% and 18% of its net sales from new products and replacement parts, respectively. In 1995, CLARK's North American operations accounted for approximately 72% of its net sales and CLARK Europe accounted for the remaining 28%. For the LTM period, CLARK generated net sales of $459.2 million.

     CLARK experienced operating losses for the years ended December 31, 1993 and 1994 which were largely due to high operating expenses and cash constraints. Since 1993, CLARK has undertaken a series of initiatives aimed at reducing fixed costs, developing a largely variable cost structure and maximizing the Company's ability to respond to market changes. These initiatives involved (i) elimination of 11 redundant manufacturing and distribution facilities, (ii) head-count reductions involving termination of over 600 employees, representing approximately 40% of the Company's workforce, (iii) elimination of three non-core, unprofitable product lines and (iv) greater reliance on outsourcing. In addition to cost rationalization, the Company has redesigned a significant portion of its product portfolio. The Company's new and redesigned products have earned higher gross margins due to their lower production costs. As a result of CLARK's cost reduction initiatives and its higher margin new product introductions, CLARK's pro forma EBITDA improved by $47.1 million to $31.3 million in the LTM period from ($15.8) million in fiscal 1993.

     The Company has been experiencing a softening in the demand for forklift trucks in North America and Europe. It is expected that there will be a further decline in such demand in 1997 with a modest improvement thereafter. Despite a 13% decline in net sales due to lower industry activity for the LTM period, pro forma EBITDA increased by $7.2 million or 30% compared to pro forma EBITDA for fiscal 1995. Management believes the foregoing demonstrates the Company's improved ability to sustain profitability in changing market conditions. There can be no assurance, however, as to the magnitude or timing of any decline or recovery, or that any future decline will not have a material adverse effect on the Company's business.

RESULTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31,                NINE MONTHS ENDED SEPTEMBER 30,
                                              ------------------------------------------------   -------------------------------
                                                   1993             1994             1995             1995             1996
                                              --------------   --------------   --------------   --------------   --------------
                                               ($)      (%)     ($)      (%)     ($)      (%)     ($)      (%)     ($)      (%)
                                              ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
                                                                            (DOLLARS IN MILLIONS)
Net Truck and Related Sales.................  $301.6    76.2%  $382.6    80.9%  $433.1    81.9%  $333.0    82.3%  $265.3    79.2%
Net Aftermarket Part Sales..................    94.0    23.8%    90.1    19.1%    95.7    18.1%    71.4    17.7%    69.5    20.8%
                                              ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total Net Sales.....................  $395.6   100.0%  $472.7   100.0%  $528.8   100.0%  $404.4   100.0%  $334.9   100.0%
Gross Profit................................    22.3     5.6%    42.9     9.1%    44.7     8.5%    31.9     7.9%    37.6    11.2%
Engineering, Selling and Administrative
  Expenses..................................    46.5    11.8%    41.7     8.8%    31.2     5.9%    24.5     6.1%    22.0     6.6%
Adjusted Income (Loss) from Operations(1)...   (24.2)   (6.1%)    1.2     0.3%    13.5     2.6%     7.4     1.8%    15.6     4.7%
Income (Loss) from Operations...............   (28.6)   (7.2%)  (14.0)   (3.0%)    3.1     0.6%    (1.5)   (0.4%)   10.9     3.3%

---------------
(1) Excludes corporate charges allocated to the Company by Terex of (a) $4.4 million, $8.5 million and $7.0 million in the years ended December 31, 1993, 1994 and 1995, respectively, and (b) $5.4 million and $4.7 million in the nine months ended September 30, 1995 and 1996, respectively. Also excludes severance and exit charges of (a) $6.7 million and $3.5 million in the years ended December 31, 1994 and 1995, respectively, and (b) $3.5 million in the nine month period ended September 30, 1995.

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

     Net Sales

     Net sales were $334.9 million for the nine months ended September 30, 1996 compared to $404.4 million for the same period in 1995, a decrease of $69.5 million or 17.2%. This decrease was primarily due to reduced demand by CLARK's customers, which management believes was related to lower industry activity beginning in the last quarter of 1995. Net truck sales decreased $67.7 million, or 20.3%, primarily due to a softening in the demand for lift trucks in North America, while parts sales declined 2.7%. As a result, approximately 20.8% of net sales were derived from aftermarket parts in the nine months ended September 30, 1996, up from approximately 17.7% for the same period in 1995. CLARK derived 70.1% and 29.9% of its net sales from its North American operations and CLARK Europe, respectively, in the nine months ended September 30, 1996, and 72.9% and 27.1%, respectively, in the nine months ended September 30, 1995.

     Gross Profit

     Gross profit increased $5.6 million, or 17.9%, to $37.6 million for the nine months ended September 30, 1996, compared to $31.9 million for the same period in 1995, despite the 17.2% decline in net sales. As a percentage of net sales, gross profit was 11.2% and 7.9% for the nine months ended September 30, 1996 and 1995, respectively. Cost reduction efforts and production improvements accounted for most of this increase. Factory overhead expenses were reduced by $7.6 million. Other significant areas of cost decreases included lower product liability costs, lower freight costs and lower material costs from improved outsourcing. These improvements were partially offset by lower absorption of fixed costs due to lower production levels and by lower margins for aftermarket parts due to a change in product mix.

     Engineering, Selling and Administrative Expenses

     For the nine months ended September 30, 1996, engineering, selling and administrative expenses decreased $2.5 million to $22.0 million from $24.5 million for the same period in 1995, primarily due to the rationalization of staff levels, facilities and support costs in response to lower industry activity. Engineering, selling and administrative expenses as a percentage of net sales were 6.6% and 6.1% in the nine months ended September 30, 1996 and 1995, respectively.

     Income (Loss) from Operations

     Income from operations increased $12.4 million to $10.9 million for the nine months ended September 30, 1996, compared to a loss of $1.5 million during the same period in 1995. This increase was primarily due to the cost reduction efforts described above and occurred despite the decline in net sales. In addition, CLARK had $3.5 million of severance and exit charges related to workforce rationalization in Europe and termination of certain leases in 1995 which did not recur in 1996. Terex allocated corporate charges to CLARK of $4.7 million and $5.4 million in 1996 and 1995, respectively. Income (loss) from operations expressed as a percentage of net sales was 3.3% and (0.4%) in 1996 and 1995, respectively.

Fiscal Year Ended December 31, 1995 Compared to Fiscal Year Ended December 31, 1994

     Net Sales

     Net sales were $528.8 million in 1995, an increase of $56.1 million or 11.9% from $472.7 million in 1994. Truck sales increased $50.5 million and parts sales increased $5.6 million. As a result, aftermarket parts sales were approximately 18.1% of net sales in 1995 compared to 19.1% in 1994. The increase in truck sales was primarily due to improved market conditions, more efficient manufacturing operations during 1995 and shipments of the new Genesis(TM) line of IC trucks, introduced in December 1994. The light IC forklift market, in which this product competes, represents approximately 60% of the rider forklift truck industry. Parts sales increased 6.2% because of improved parts inventory availability, the impact of which was partially offset by the adverse effects of a labor dispute at the Southaven Facility, the primary effect of which occurred in March and April 1995. CLARK derived 71.6% and 28.4% of its net sales in 1995 from its North American operations

(which include sales of trucks manufactured in Korea primarily for sale in North America) and CLARK Europe, respectively, compared to 74.8% and 25.2%, respectively, in 1994.

     Gross Profit

     Gross profit increased $1.8 million to $44.7 million in 1995 from $42.9 million in 1994. As a percentage of net sales, gross profit was 8.5% and 9.1% for 1995 and 1994, respectively. Favorable efficiencies due to higher production and sales volumes, combined with the effects of 1994 severance actions, resulted in this gross profit increase. This increase was partially offset by additional costs associated with the commencement of production of the new Genesis(TM) product line and manufacturing inefficiencies arising from the difficulties in key suppliers meeting CLARK's demand requirements.

     Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses decreased by $10.5 million to $31.2 million for 1995 from $41.7 million for 1994, primarily as a result of severance actions taken by management during the second half of 1994. As a consequence of such action, staff levels primarily for CLARK's North American operations were reduced from approximately 330 employees as of December 31, 1994 to approximately 230 employees as of December 31, 1995, resulting in savings of approximately $3.0 million for the year ended December 31, 1995. Promotional expenses and facility costs were also reduced during this period. Engineering, selling and administrative expenses expressed as a percentage of sales were 5.9% and 8.8%, respectively, in 1995 and 1994, respectively.

     Income (Loss) from Operations

     Income from operations increased $17.1 million from a $14.0 million loss from operations for the year ended December 31, 1994 to $3.1 million for the year ended December 31, 1995. In addition to the increased sales and manufacturing efficiencies noted above, the increase in income from operations was due in part to a $3.3 million reduction in severance, legal and exit charges and a $1.5 million reduction in corporate charges allocated in 1995 from 1994. CLARK incurred $3.5 million of severance charges in 1995 as compared to $6.7 million of such charges in 1994. In 1994, CLARK implemented personnel reductions in plant supervision, engineering, marketing and administration in its North American and European operations. In addition, in 1994, CLARK implemented additional personnel reductions in conjunction with the closing of the Korean plant and a certain branch sales office in France. Terex also allocated corporate charges to CLARK of $7.0 million and $8.5 million for the years ended December 31, 1995 and 1994, respectively. Income (loss) from operations as a percentage of net sales was 0.6% and (3.0)% for the years ended December 31, 1995 and 1994, respectively.

Fiscal Year Ended December 31, 1994 Compared to Fiscal Year Ended December 31, 1993

     Net Sales

     Net sales were $472.7 million for 1994, an increase of $77.0 million, or 19.5%, from $395.6 million for the prior year. Truck sales increased $81.0 million and parts sales decreased $3.9 million. As a result, parts sales were approximately 19.1% of net sales in 1994, compared to 23.8% of net sales in 1993. Truck sales improved due to increased industry demand and increased output resulting from production improvements and the easing of capital constraints. Cash constraints in the second half of 1993 resulted in production problems caused by a shortage of supplies and materials during the last half of 1993 and the first quarter of 1994. Production improved in 1994 because of reorganization of work flows and other actions taken by management and because a working capital contribution in December 1993 allowed management to improve relations and schedule payment terms with its key suppliers. Parts sales were affected by cash constraints and by difficulties in assimilating CLARK's parts business into the Southaven Facility during the first half of 1994, leading to decreased parts availability. Parts sales improved during the last half of 1994 as these difficulties eased. CLARK derived 74.8% and 25.2% of its net sales in 1994 from its North American operations (which include sales of trucks manufactured in Korea primarily for sale in North America) and CLARK Europe, respectively, compared to 72.6% and 27.4%, respectively, in 1993.

     Gross Profit

     Gross profit increased $20.6 million to $42.9 million in 1994 compared to $22.3 million in 1993. As a percentage of net sales, gross profit was 9.1% and 5.6% for 1994 and 1993, respectively, reflecting cost reduction initiatives and production improvements in the second through fourth quarters of 1994, partially offset by comparatively lower equipment and replacement part sales and decreased manufacturing efficiency due to shortages in manufacturing supplies and materials during the first quarter of 1994.

     Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses decreased to $41.7 million in 1994 from $46.5 million in 1993 as a result of various cost reduction initiatives. Engineering, selling and administrative expenses expressed as a percentage of net sales was 8.8% and 11.8% for the years ended December 31, 1994 and 1993, respectively.

     Income (Loss) from Operations

     CLARK incurred a loss from operations of $14.0 million for 1994 compared to a loss from operations of $28.6 million for 1993. Loss from operations as a percentage of net sales was (3.0%) and (7.2%) for 1994 and 1993, respectively. The reduction in loss from operations resulted from the improved gross profit and engineering, selling and administrative expenses noted above. This improvement was partially offset by a $4.1 million increase in corporate charges allocated by the parent and a $6.7 million severance charge in 1994 as discussed above. There were no severance charges ($0) in 1993.

BACKLOG

     The Company's backlog orders for the nine months ended September 30, 1996, and years ended December 31, 1995, 1994 and 1993 were $77.0 million, $78.9 million, $135.9 million and $130.3 million, respectively. Substantially all of the Company's backlog orders are expected to be filled within one year, although there can be no assurance that all such orders will be filled within that time period. The cancellation or delay of certain orders could have a material adverse effect on the Company.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL CONDITION

     The Company's business is capital intensive and requires funding for purchases of production and replacement parts inventories, capital expenditures for repair, replacement and upgrading of existing facilities as well as financing of accounts receivables from customers and dealers. The Company will continue to have significant debt service requirements. On a pro forma basis, on September 30, 1996 the Company had $12.3 million of cash, cash equivalents and cash securing letters of credit, $130.0 million of debt and $6.2 million of capital lease obligations. The Company's ability to incur additional indebtedness is restricted by the covenants set forth in the Indenture and the Revolving Credit Facility.

     In connection with the Acquisition, the Company entered into the Revolving Credit Facility. The Revolving Credit Facility has an aggregate undrawn availability of $30.0 million, subject to the borrowing conditions contained therein. Management believes that it has adequate available borrowing capacity under the Revolving Credit Facility to cover its foreseeable working capital requirements. In addition, CLARK Europe may enter into a revolving credit facility to provide working capital for its European operations. It is expected that any such facility will provide up to $10.0 million of revolving credit loans. See "Description of Certain Indebtedness."

     The Company estimates that it will have $2.5 million and $7.5 million of capital expenditures, including tooling and new product development expenditures, for the three months ending December 31, 1996 and for the year ending December 31, 1997, respectively. The Company has no major capital expenditure plans in the near term and believes that its operating cash flow and the Revolving Credit Facility will be sufficient to cover its near term capital requirements.

     For the period from January 1993 through September 30, 1996, the aggregate Due to Parent increased by a total of $112.3 million, primarily due to (i) $60.4 million of interest on allocated debt; (ii) allocated corporate charges of $24.5 million; and (iii) $26.2 million of charges related to the use of the Southaven Facility.

Net Cash Provided by (Used in) Operating Activities

     Net cash provided by operating activities for the nine months ended September 30, 1996 was $5.3 million, compared to $5.7 million for the nine months ended September 30, 1995. The Company experienced a $15.9 million improvement in net income and a $3.0 million reduction in CLARK's funds used for operating assets and liabilities for the nine months ended September 30, 1996, which were offset primarily by a lower increase in Due to Parent ($21.1 million for the nine months ended September 30, 1995 compared to $6.0 million for the comparable period in 1996). Net cash provided by operating activities for the year ended December 31, 1995 was $7.2 million, representing a $1.8 million, or 20.2%, decrease from $9.0 million for the year ended December 31, 1994. This decrease was due primarily to $4.5 million of funds used for operating assets and liabilities in 1995, compared to $11.6 million source of funds from operating assets and liabilities in 1994. In addition, there was a $19.2 million increase in Due to Parent in 1995 compared to a $28.3 million increase in 1994. These decreases were offset in part by improved operating results from a $25.8 million net loss in 1994 compared to an $18.8 million net loss in 1995. In 1993, CLARK had $3.5 million of net cash provided by operating activities. During this period, CLARK had a net loss of $45.2 million, $0.7 million of funds used for operating assets and liabilities and a $58.9 million increase in Due to Parent.

Net Cash Provided by (Used in) Investing Activities

     Net cash used in investing activities for the nine months ended September 30, 1996 was $2.4 million compared to $3.6 million for the nine months ended September 30, 1995. In 1996, CLARK made $2.5 million of capital expenditures compared to $4.0 million in 1995. Net cash used in investing activities in 1995 was $4.8 million compared to $16.7 million and $1.8 million of cash provided by investing activities in 1994 and 1993, respectively. CLARK made $5.3 million, $6.6 million and $8.1 million of capital expenditures, respectively, for the years ended 1995, 1994 and 1993. These capital expenditures were made primarily for tooling and new product development. In 1994, CLARK's capital expenditures were offset by the proceeds from (i) the sale of assets of $3.0 million, (ii) the sale of its Drexel business for $10.3 million, and (iii) the sale and leaseback of its Saarn property for $10.0 million. In 1993, CLARK's capital expenditures were offset by the proceeds from the sale of assets of $10.0 million relating to the sale of certain properties and assets in Germany.

Net Cash Provided by (Used in) Financing Activities

     Net cash used in financing activities were $0.9 million and $1.7 million for the nine months ended September 30, 1996 and 1995, respectively. CLARK's financial statements include allocations of Terex's senior secured notes and related interest expense; such expenses have been eliminated following the consummation of the Transactions. Net cash used in financing activities in 1995 was $2.1 million compared to $29.2 million and $7.2 million in 1994 and 1993, respectively. In May 1995, CLARK's allocated portion of Terex's outstanding senior secured notes, $51.8 million, was refinanced with the proceeds of the allocated portion of new senior secured notes issued by Terex. In 1994 and 1993, $23.3 million and $10.0 million, respectively, of allocated Terex debt was repaid.

CONTINGENCIES AND UNCERTAINTIES

     CLARK is contingently liable as a guarantor for certain customer floor plan obligations with financial institutions pursuant to which it is obligated to purchase repossessed new and unused equipment based upon the unamortized principal balance outstanding. Management estimates that the guarantee under the floor plan obligations aggregated approximately $25.0 million at September 30, 1996. Historically, the Company has incurred only minimal losses relating to these arrangements.

     CLARK is contingently liable for a portion of the related value of machines sold to and leased by a third party to users for terms generally ranging from three to five years. CLARK repurchases certain machines leased under this program and then sells or leases such machines to other users. At September 30, 1996, the maximum contingent liability under this program was $9.9 million. CLARK has historically recorded profits on the sale of repurchased machines.

     Pursuant to certain dealer sales agreements, CLARK has agreed to repurchase certain new and unused equipment in the event of the termination of the dealer. Similar repurchase obligations exist under certain dealer operating agreements in the event of the dealer's default under the dealer's financing agreements with financial institutions. CLARK has historically incurred minimal losses from the foregoing arrangements.

     For additional information on contingencies and uncertainties, see Note J to the audited combined financial statements of the Company and Note E to the unaudited combined financial statements of the Company included elsewhere in this Prospectus, and "Business -- Environmental and Certain Other Regulatory Matters" and " -- Legal Proceedings."

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING EXISTING NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Existing Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on                , 1997; provided, however, that if the Company
has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $130.0 million aggregate principal amount of the Existing Notes are outstanding. This Prospectus, together with the
Letter of Transmittal, is first being sent on or about             , 1997 to all
holders of Existing Notes known to the Company. The Company's obligation to accept Existing Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for any exchange of any Existing Notes, by giving notice of such extension to the holders thereof. During any such extension, all Existing Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Existing Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Existing Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." The Company will give notice of any extension, amendment, non-acceptance or termination to the holders of the Existing Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer.

PROCEDURES FOR TENDERING EXISTING NOTES

     The tender to the Company of Existing Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Existing Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to United States Trust Company of New York at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Existing Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Existing Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or the holder must comply with the guaranteed delivery procedure described below. THE METHOD OF DELIVERY OF EXISTING NOTES, LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR EXISTING NOTES SHOULD BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Existing Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Existing Notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Existing Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Existing Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Existing Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Existing Notes not properly tendered or to not accept any particular Existing Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Existing Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Existing Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Existing Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Existing Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal or any Existing Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     By tendering, each broker-dealer holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the holder and any beneficial holder, that neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in a distribution of the New Notes.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     For each Existing Note accepted for exchange, the holder of such Existing Note will receive a New Note having a principal amount equal to that of the surrendered Existing Note. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Existing Notes for exchange when, as and if the Company has given oral and written notice thereof to the Exchange Agent.

     In all cases, issuance of New Notes for Existing Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Existing Notes or a timely Book-Entry Confirmation of such Existing Notes into the Exchange Agent's account at the

Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Existing Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Existing Notes will be returned without expense to the tendering holder thereof (or, in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

BOOK-ENTRY TRANSFER

     Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Existing Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the Existing Notes desires to tender such Existing Notes and the Existing Notes are not immediately available, or time will not permit such holder's Existing Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Existing Notes and the amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Existing Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Existing Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Existing Notes may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Existing Notes to be withdrawn, identify the Existing Notes to be withdrawn (including the principal amount of such Existing Notes), and (where certificates for Existing Notes have been transmitted) specify the name in which such Existing Notes are registered, if different from that of the withdrawing holder. If certificates for Existing Notes have been delivered or otherwise identified to the Exchange Agent then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Existing Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Existing Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Existing Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Existing Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Existing Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Existing Notes and may terminate or amend the Exchange Offer if at any time before the acceptance of such Existing Notes for exchange or the exchange of New Notes for such Existing Notes, the Company determines that (i) the Exchange Offer does not comply with any applicable law or any applicable interpretation of the staff of the Commission, (ii) the Company has not received all applicable governmental approvals or (iii) any actions or proceedings of any governmental agency or court exist which could materially impair the Company's ability to consummate the Exchange Offer.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Existing Notes tendered, and no New Notes will be issued in exchange for any such Existing Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). In any such event the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

           By Hand:               By Registered or Certified        By Overnight Courier:
 United States Trust Company                Mail:                United States Trust Company
         of New York             United States Trust Company             of New York
         111 Broadway                    of New York                     770 Broadway
         Lower Level                     P.O. Box 844              New York, New York 10003
    Corporate Trust Window              Cooper Station              Attn: Corporate Trust
   New York, New York 10006           New York, New York
                                          10276-0844

                                 By Facsimile:
                    United States Trust Company of New York
                                 (212) 420-6152
                             Attn: Corporate Trust

                             Confirm by Telephone:
                                 (800) 548-6565

Delivery other than as set forth above will not constitute a valid delivery.

FEES AND EXPENSES

     The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

     The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Existing Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The debt issuance costs will be capitalized for accounting purposes.

TRANSFER TAXES

     Holders who tender their Existing Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Existing Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF NEW NOTES

     Holders of Existing Notes who do not exchange their Existing Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Notes as set forth in the legend thereon as a consequence of the issuance of the Existing Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Existing Notes not exchanged pursuant to the Exchange Offer will continue to accrue interest at 10 3/4% per annum and will otherwise remain outstanding in accordance with their terms. Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. In general, the Existing Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Existing Notes under the Securities Act. However, (i) if the Initial Purchasers so request with respect to Existing Notes not eligible to be exchanged for New Notes in the Exchange Offer and held by them following consummation of the Exchange Offer but prior to November 27, 1997 or
(ii) if any holder of Existing Notes is not permitted to participate in the Exchange Offer or, in the case of any holder of Existing Notes that participates in the Exchange Offer, does not receive New Notes in exchange for Existing Notes that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act), the Company is obligated to file a shelf registration statement on the appropriate form under the Securities Act relating to the Existing Notes held by such persons.

     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) any broker-dealer that purchases Notes from the Company to resell pursuant to Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds Existing Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. Each such broker-dealer that receives New Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to use its best efforts to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions in the United States as any selling holder of the Notes reasonably requests in writing.

                                    BUSINESS

GENERAL

     CLARK is a leading international designer, manufacturer and marketer of a complete line of forklift trucks including internal combustion trucks, electric riders, narrow aisle stackers and powered hand trucks. The Company invented the platform truck in 1917, the tow tractor in 1924 and the forklift in 1928, and produced the first electric forklift in 1942. As a result of this history of innovation, management believes CLARK(R) is one of the most recognized brand names of forklift trucks in North America.

     Management believes that CLARK has the largest installed fleet in North America with over 250,000 units, and has a total of approximately 350,000 units in operation worldwide. This large installed fleet has allowed CLARK to generate significant ongoing replacement parts sales, which typically generate substantially higher gross margins and provide a more stable revenue base than new truck sales. Historically, approximately 80% of CLARK's net sales have been derived from truck sales and approximately 20% of net sales have been derived from the sale of replacement parts. In 1995, CLARK's North American operations accounted for approximately 72% of its net sales and its European operations accounted for the remaining 28%. CLARK distributes its products to a diverse customer base through a global network of 285 dealers, which sold over 21,000 units in 1995, from more than 560 locations. CLARK generated net sales in the LTM period of $459.2 million.

     Since 1993, CLARK has undertaken a series of initiatives aimed at reducing fixed costs, developing a largely variable cost structure and maximizing the Company's ability to respond to market changes. These initiatives involved (i) elimination of 11 redundant manufacturing and distribution facilities, (ii) head-count reductions involving termination of over 600 employees, representing approximately 40% of the Company's workforce, (iii) elimination of three non-core, unprofitable product lines and (iv) greater reliance on outsourcing. The reduction in fixed costs achieved through these initiatives resulted in an increase in pro forma EBITDA of $21.0 million to $31.3 million in the LTM period from $10.3 million in fiscal 1994, while net sales in both periods were approximately the same. The flexibility of the Company's cost structure is also evidenced by the financial results for the LTM period where, despite a 13% decline in net sales due to lower industry activity, the Company's pro forma EBITDA increased by $7.2 million or 30% compared to pro forma EBITDA for fiscal 1995. Management believes that the foregoing demonstrates the Company's improved ability to sustain profitability in changing market conditions.

     The Company's principal business office and headquarters in North America is located at 172 Trade Street, Lexington, Kentucky 40508 and its telephone number is (606) 288-1200. The Company's principal business office and headquarters in Europe is located at 45478 Rheinstrass, Mulheim, Germany, and its telephone number is 011-49-208-588-1320.

PRODUCTS

     CLARK currently offers over 100 truck designs within five major product lines: light IC trucks (with a capacity of 1.0 to 5.0 tons), heavy IC trucks (with a capacity of 5.5 to 17.5 tons), narrow-aisle stackers (with a capacity of 1.5 to 2.5 tons), electric riders (with a capacity of 1.3 to 6.0 tons) and powered hand trucks (with a capacity of 2.0 to 4.0 tons).

     Light IC trucks are used for general warehousing needs and are generally powered by liquid propane. Such trucks are well suited for manufacturing and distribution applications which require a high degree of maneuverability. Heavy IC trucks are specialty products designed for use in more demanding situations such as heavy manufacturing or container handling applications. Narrow-aisle stackers provide solutions for high density storage needs and operate in six to eight foot aisles and reach heights of more than 30 feet. Electric riders are designed for indoor use in warehousing, manufacturing, distribution and other applications and are powered by a rechargeable electric battery. As a result of the increasing focus on the environment, electric riders have become increasingly popular. Management estimates that light IC trucks, heavy IC trucks, narrow-aisle stackers and electric riders represent approximately 58%, 3%, 15% and 24% of the unit volume of the forklift truck industry, respectively. Powered hand trucks are generally used in the transportation and order-selecting businesses.

     CLARK tailors its products to meet customers' particular material handling needs. To further meet these needs, CLARK adds attachments such as container handlers, side shifters, roll clamps, block handlers, carton clamps, push-pulls (slip-sheet) and fork positioners.

     New and Redesigned Products. Rapid development and introduction of new and redesigned products incorporating the latest materials handling technology is a key component of CLARK's strategy. Management believes that CLARK has introduced more new and redesigned models in the last two years than any other major forklift truck manufacturer and plans to continue a rapid pace of new product introduction. CLARK maintains an engineering staff which is responsible for designing new products and improving existing product lines. The primary objectives of the engineering effort are (i) developing new products with leading edge functionality that meet the evolving needs of CLARK's customer base and (ii) reducing manufacturing and product costs through creating better product designs that enhance manufacturing and purchasing efficiencies, maximizing parts commonality across product lines and reducing the number of components. To continue its tradition of product innovation and modern engineering, CLARK recently entered into an agreement to purchase and/or lease software and hardware for an estimated $1.0 million for the Master Series CAD/CAM/CAE software from Structural Dynamics Research Corporation. The software, which is utilized in the design of forklift trucks, provides CLARK with state-of-the-art technology similar to that used by major automobile and aircraft manufacturers for modeling, drafting, assembling and simulating production process and equipment.

     Since 1993, CLARK has redesigned a substantial portion of its product line. In December 1994, CLARK introduced the 2-3 ton Genesis(TM) IC truck targeting the light IC market. CLARK invested approximately $15.0 million to develop the Genesis(TM) truck. The Genesis(TM) truck provides improved ergonomics, performance, reliability and serviceability, and provided an estimated seven percentage point higher gross margin than its predecessor primarily due to its lower production cost.

     CLARK Europe introduced the Genesis(TM) 2-3 ton gas and diesel MegaStat(TM) model in April 1995. The Genesis(TM) 2-3 ton MegaStat(TM) IC received the "General Lift Truck Innovation" award in 1996 from the Fork Truck Association in the United Kingdom. In August 1996, CLARK continued to expand its Genesis(TM) family with the addition of a 4-5.5 ton CGP ("CGP") lift truck. Also, in 1995, CLARK made significant additions to its narrow aisle stackers product line which was expanded to include double reach and straddle models.

     CLARK's new product development pipeline includes a completely redesigned electric four wheel rider and two new IC forklift models, all of which are expected to be introduced by early 1997. Management anticipates that these new products will generate higher gross margins than their predecessor models due to lower unit production costs. In November 1996, CLARK expects to commence production in North America of the new electric truck which will be the first to carry the Genesis(TM) designation. This 1.75-3 ton electric four wheel rider incorporates Genesis(TM) type controls along with the ergonomic benefits of Genesis(TM). In addition, CLARK plans to introduce the hydrostatic version of the CGP in North America. Building on its introduction of MegaStat(TM) in Europe, CLARK Europe currently plans to introduce the 1-2 ton and the CGP hydrostatic MegaStat(TM) models in late 1996. CLARK Europe also plans to introduce in 1996 its MegaValve(TM) forklift trucks that are electronically controlled and allow for "joystick" operation.

AFTERMARKET PARTS

     Management estimates that since the Company's inception nearly one million forklift trucks have been manufactured by CLARK and its predecessors and that it currently has in service approximately 350,000 trucks worldwide, with approximately 250,000 in North America, 70,000 in Europe and 30,000 in other international markets, generating a substantial aftermarket parts business for CLARK. CLARK's worldwide installed fleet of approximately 350,000 forklift trucks generates an estimated $240.0 million in annual global aftermarket parts sales, of which CLARK has historically captured an estimated 40% share.

     CLARK's parts distribution operation undertakes purchasing and customer services for aftermarket parts. CLARK distributes its aftermarket parts in North America through the Southaven Facility, in Europe through a warehouse located in Saarn, Germany and for the World Trade Division through two sales and distribution facilities located in Seoul, Korea and the State of San Paulo, Brazil, respectively. CLARK shares the Southaven Facility with Terex and, pursuant to the Acquisition, CLARK and Terex will enter into a Service Agreement (as defined) providing for the continued use by CLARK of such facility. For information regarding the Service Agreement, see "Certain Relationships and Related Transactions."

     Management plans to increase its share of the sales of these high margin parts by improving off-the-shelf availability at its Southaven Facility and through focused marketing and promotion efforts. The Southaven Facility currently provides approximately 90% availability for aftermarket parts, and management believes that this low availability level has resulted in lost parts sales. The Company plans to raise such availability to over 95% primarily through selective additions to inventory levels. In addition, the Company plans to implement specific marketing initiatives, including increased merchandising of fast moving parts, incentive programs for dealer personnel and coordinated truck and parts promotions to increase aftermarket parts sales.

MANUFACTURING OPERATIONS

     CLARK's Lexington plant produces both IC and electric forklifts with lift capacities ranging from 1-17.5 tons and is equipped with five assembly lines and two heavy IC assembly bays. The Lexington plant is primarily an assembly operation with welding and painting capabilities, operates one shift per day and produces an average of 50 lift trucks per day.

     CLARK Europe's Mulheim manufacturing facility produces both IC forklifts (Diesel, LP gas and natural gas) with hydrodynamic as well as electronically controlled hydrostatic drive (MegaStat(TM)) and electric powered forklifts equipped with D/C as well as frequency-controlled A/C motors (MegaAC(TM)) in the capacity range of 1-5 tons. The Mulheim facility is equipped with four assembly lines, one for electric trucks, two for IC trucks and one for uprights. The manufacturing process includes pre-production and welding production of frames and uprights and a powder dry paint system was recently installed to ensure high-quality painting of frames and uprights. CLARK Europe's plant currently operates one shift per day and produces an average of 20 lift trucks per day. The Mulheim plant has been awarded ISO 9001 certification, indicating that the Company has achieved and sustained a high degree of quality and consistency with respect to its products.

DEALER NETWORK

     CLARK markets both original equipment and parts through a worldwide dealer network. CLARK currently has approximately 100 independent dealers in each of North America and Europe and owns three dealers in Europe. In addition, outside of North America and Europe, CLARK markets and distributes its products through the World Trade Division. The World Trade Division markets its products through 95 distributors operating in the Asian, African, Middle Eastern, Caribbean and Latin American markets. CLARK's dealers and distributors generally market the full CLARK product line and maintain comprehensive service capabilities. CLARK's sales organization coordinates sales and promotional activities, provides ongoing dealer training and facilitates dealer communications. CLARK sells to a diversified customer base, with no single customer accounting for more than 5% of total sales.

     Management is focusing on enhancing the performance of its dealer network by offering various incentive packages and support programs, replacing underperforming dealers and adding new dealers in selected geographic areas in North America and Europe. The number of units sold by the World Trade Division has more than doubled from 689 in 1993 to 1,492 in 1995. The Company intends to continue expanding the dealer base of the World Trade Division and management believes the World Trade Division is well positioned for continued growth in the Asian, African, Middle Eastern, Caribbean and Latin American markets.

SUPPLIERS

     The Company strategically relies upon outside suppliers for a vast majority of the individual components of a lift truck. Management believes that such outsourcing allows CLARK greater flexibility in varying its cost structure in response to changing market conditions. Consequently, in 1995 material purchases amounted to over $350.0 million or over 70% of cost of goods sold.

     Management believes that significant opportunities exist to improve profitability through reducing its material costs. CLARK is consolidating its vendor base to realize volume discounts and purchasing efficiencies. The Company regularly evaluates its relationship with current and potential suppliers on the basis of their ability to meet CLARK's requirements and standards. Since January 1995, CLARK has reduced the number of its regular suppliers from approximately 800 to 435 and intends to further reduce this number by approximately 50% by 1998.

     Principal materials used by CLARK in its various manufacturing processes include steel, castings, engines, tires, electric controls, uprights, transaxles and motors, and a variety of other fabricated or manufactured items. While substantially all such materials are typically available from multiple suppliers, CLARK depends exclusively upon certain suppliers of key parts used in its lift trucks. From time to time, certain of CLARK's suppliers have experienced difficulties in meeting CLARK's production schedules. See "Risk Factors -- Dependence on Sole Source Suppliers."

COMPETITION

     The material handling business is highly competitive. CLARK produces one of the leading forklift truck brands in North America, although NACCO Industries, Inc., ("NACCO"), through its Hyster and Yale divisions, produces more forklift trucks annually. In addition to NACCO, other major North American competitors include Toyota Lift, Inc., Mitsubishi Caterpillar Forklift America Inc., Nissan Forklift Corp. North America, Komatsu Forklift USA Inc. and Daewoo in both IC trucks and electric riders, and Crown Equipment Corp. and Raymond Corporation in electric riders alone. In Europe, CLARK competes with Linde AG, the European market leader, as well as Jungheinreich AG, Toyota Lift, Inc. and NACCO. CLARK also competes with a number of specialty manufacturers. See "Risk
Factors -- Industry Cyclicality and Substantial Competition."

INTELLECTUAL PROPERTY

     The Company relies on a combination of trademarks, service marks, trade names, patents, licensing arrangements, trade secrets, know-how and proprietary technology to secure and protect its intellectual property rights. In particular, the Company's CLARK(R), Clarklift(R), Powrworker(R) and Genesis(TM) trademarks are of particular importance to the Company's business. The Company is currently undertaking to obtain trademark registrations for its Genesis(TM), MegaValve(TM), MegaStat(TM), MegaPro(TM) and MegaAC(TM) marks. The loss of the Company's rights under one or more of the Company's trademarks could have a material adverse effect on the Company's business.

     There can be no assurance that the Company will be successful in obtaining approval of any present or future patent or trademark applications; that any patents, patent applications and patent licenses will adequately cover the Company's technologies or protect the Company from potential infringements by third parties; that any nondisclosure and confidentiality agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information; or that others will not obtain access to, or independently develop technologies or know-how similar to, that of the Company. There also can be no assurance that future litigation by the Company will not be necessary to enforce its trademark, patent and other proprietary rights, or to defend the Company against claimed infringement of the rights of others, adverse determinations in which could have a material adverse effect on the Company.

EMPLOYEES

     As of September 30, 1996, CLARK's total North American work force consisted of approximately 550 salaried, hourly and temporary employees, all of whom were non-union. In addition, approximately 30 employees of Terex at the Southaven Facility who are responsible for aftermarket customer service and administration became employees of CLARK following the consummation of the Acquisition pursuant to the provisions of the Service Agreement. There has not been a union at CLARK's North American manufacturing operations for the past nine years since moving to Kentucky. The union employees of Terex at the Southaven Facility filed a petition with the National Labor Relations Board in May 1996 for decertification of the union. See "Risk Factors -- Labor Disputes."

     As of September 30, 1996, CLARK's total work force outside of North America consisted of approximately 450 employees. The Mulheim facility at Saarn is represented by the German Metal Workers (Industrie Gewerkschaft Metal) and the aftermarket parts facility at Saarn is represented by the German Union for Trading, Banking and Insurance (Gewerkschaft Handel, Banken und Versicherungen). The Mulheim facility has a total work force of approximately 350, of which approximately 200 are members of the German Metal Workers, and the aftermarket parts facility at Saarn has a total workforce of approximately 65, of which approximately 20 are members of the German Union for Trading, Banking and Insurance. There are no contracts between CLARK and the unions, but CLARK follows standard practices by complying with contracts between the unions and the employers' association.

     Management believes that its relationships with its employees and unions are good.

PROPERTIES

     The Company is headquartered in Lexington, Kentucky. The Company currently owns or leases 10 facilities in North America, Europe, Brazil and Korea which are used for manufacturing, distribution, sales, warehousing and service center activities.

     The following table outlines the principal facilities owned or leased by CLARK or its subsidiaries:

                FACILITY LOCATION                              TYPE OF FACILITY
    ------------------------------------------  ----------------------------------------------
    Lexington, Kentucky.......................  Manufacturing, warehouse and office
    Lexington, Kentucky*......................  Sales, training and engineering
    Lexington, Kentucky.......................  Warehouse
    Mulheim-Ruhr, Germany.....................  Manufacturing, engineering, power generation, maintenance and office
    Saarn, Germany............................  Warehouse
    Barcelona, Spain..........................  Sales branch
    Paris, France.............................  Sales branch
    Lyon, France..............................  Sales branch
    State of San Paolo, Brazil................  Parts distribution
    Seoul, Korea..............................  Parts distribution and office

---------------
* Owned.

     CLARK also owns a manufacturing facility in Banwael, Korea which was closed in the fourth quarter of 1994 and is presently held for sale. CLARK Europe also presently leases unoccupied office space in Mulheim-Ruhr, Germany.

     Management believes that the Company's facilities are suitable for its operations and provide sufficient capacity to meet the Company's requirements for the foreseeable future.

ENVIRONMENTAL MATTERS

     As with most industrial companies, the Company's facilities and operations are required to comply with and are subject to a wide variety of Environmental Laws. Certain of these Environmental Laws hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including, in some instances, petroleum and petroleum products. Compliance with Environmental Laws also may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The nature of the Company's operations and the history of industrial uses at some of its facilities expose the Company to the risk of liabilities or claims with respect to environmental and worker health and safety matters. The Company may also have contingent responsibility for liabilities with respect to environmental matters arising in connection with the prior operations of CEC's material handling business. There can be no assurance that material costs or liabilities will not be incurred in connection with such liabilities or claims.

     In connection with the Acquisition, the Company agreed to indemnify Terex for certain environmental losses with respect to or arising out of the Company's business and assets. Terex retained responsibility for and agreed to indemnify the Company with respect to all environmental losses arising from or in connection with any real property, business entities or assets, whether domestic or foreign, not acquired as part of the Acquisition. The environmental indemnities are subject to certain deductibles, caps and time limitations depending on the nature of the environmental claim.

     Based upon the Company's experience to date and the indemnities obtained in connection with the Acquisition, the Company believes that the future cost of compliance with existing Environmental Laws (or liability for known environmental liabilities or claims) should not have a material adverse effect on the Company's business, financial condition or results of operations. Compliance with such laws has, and will, require expenditures by the Company on a continuing basis. Future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, financial condition or results of operations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material. See "Risk Factors -- Government Regulation."

LEGAL PROCEEDINGS

     From time to time product liability claims are asserted against the Company for various injuries alleged to have resulted from defects in the manufacture and/or design of its products. As of September 30, 1996, the Company had approximately 120 pending lawsuits relating to claims arising from accidents involving its products. Most of these lawsuits are in various stages of pretrial completion, and certain plaintiffs are seeking punitive as well as compensatory damages. The Company is self-insured, up to certain limits, for these product liability claims, as well as certain exposures related to general workers' compensation and automobile liability. The Company has recorded and maintains on its balance sheet reserves relating to the estimated liability, based in part upon actuarial determinations, of the Company's aggregate exposure for such self-insured risks. The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The Company has recorded provisions for estimated losses in circumstances where a loss is probable and the amount or range of possible amounts of the loss is estimable. There can be no assurance that any of the foregoing reserves are adequate. See "Risk Factors -- Product Liability and Other Claims" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Contingencies and Uncertainties."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the persons who are members of the Board of Directors or executive officers of the Company. Directors serve for a term of one year or until their successors are elected and qualified; officers serve at the discretion of the Board of Directors. The directors of the Company also serve as the directors of Holdings.

              NAME                 AGE                             POSITION
---------------------------------  ---     --------------------------------------------------------
Dr. Martin M. Dorio..............  50      President, Chief Executive Officer and Director
Dr. J. Frithjof Timm.............  54      Managing Director and President, CLARK Europe
Joseph F. Lingg..................  51      Vice President, Finance and Treasurer
Kevin M. Reardon.................  52      Vice President, Sales and Marketing, North America
Michael J. Grossman..............  46      Vice President, General Counsel and Secretary
Jeffrey J. Kirk..................  49      Vice President, Human Resources and Purchasing
Thomas J. Snyder.................  51      Director
Michael A. Delaney...............  42      Director
James A. Urry....................  42      Director

     Dr. Martin M. Dorio, President, Chief Executive Officer and Director. Dr. Dorio joined the Company in June 1995 as President and Chief Executive Officer. From 1990 until he joined the Company, Dr. Dorio served in various positions with Case Corporation, a manufacturer of tractors and construction equipment, including Vice President, Corporate Planning and Development. Dr. Dorio has over 20 years' experience in manufacturing and has served in key management positions of FMC Corp. and General Electric Co.

     Dr. J. Frithjof Timm, Managing Director and President, CLARK Europe. Dr. Timm joined the Company in May 1995 as Managing Director and President of CLARK Europe. From 1992 to 1995, he was President of Komatsu Europe and, prior to that, he was Managing Director of Sales of the Hydraulic Mobile Crane Division of Krupp A.G.

     Joseph F. Lingg, Vice President, Finance and Treasurer. Mr. Lingg joined the Company in January 1996 as Vice President, Finance and Treasurer. In 1995, Mr. Lingg served as Vice President and Chief Financial Officer of RBC Company of America, a manufacturer of bearings, and for more than five years prior thereto he served as Vice President and Chief Financial Officer of Mosler Inc., a manufacturer and servicer of security products.

     Kevin M. Reardon, Vice President, Sales and Marketing, North America. Mr. Reardon joined the Company in 1984 and has been Vice President of Sales and Marketing, North America since 1995. Previously, Mr. Reardon served as Director of Marketing and National Sales Manager for the Company.

     Michael J. Grossman, Vice President, General Counsel and Secretary. Mr. Grossman joined the Company in 1985 as Assistant General Counsel. Since 1991 he has served as Vice President, General Counsel and Assistant Secretary of the Company.

     Jeffrey J. Kirk, Vice President, Human Resources and Purchasing. Mr. Kirk joined the Company in 1995 as Vice President of Human Resources and Purchasing of the Company. From 1993 to 1994, Mr. Kirk was a consultant in Human Resources Management, and from 1988 to 1993, he was Vice President of Human Resources and an officer of OHM Corporation, an environmental remediation firm.

     Thomas J. Snyder, Director. Mr. Snyder has been President, Chief Operating Officer and a director of Delco Remy International, Inc. since 1994. From 1962 to 1994, Mr. Snyder held several executive positions with the Delco Remy Division of General Motors, most recently as Product Manager, Heavy Duty Systems. He is also a director of St. John's Health Systems.

     Michael A. Delaney, Director. Mr. Delaney has been a Vice President of CVC since 1989. From 1986 through 1989, he was Vice President of Citicorp Mergers and Acquisitions. Mr. Delaney is a director of Aetna Industries, Inc., AmeriSource Health Corporation, CORT Business Services Corporation, Delco Remy

International, Inc., Enterprise Media Inc., GVC Holdings, IKS Corporation, JAC Holdings, Palomar Technologies, Inc., SC Processing, Inc., Sybron Chemicals, Inc. and Triumph Holdings, Inc.

     James A. Urry, Director. Mr. Urry has been with Citibank, N.A. since 1981, serving as a Vice President since 1986. He has been a Vice President of CVC since 1989. He is a director of AmeriSource Health Corporation, CORT Business Services Corporation, Hancor Holding Corporation, IKS Corporation and York International Corporation.

     Pursuant to the Stockholders' Agreement (as defined), CVC has the contractual right to designate an additional director who shall not be an employee of CVC to the Company's Board of Directors, subject to the right of the holders of a majority of the outstanding shares of Holdings Class A Stock to veto the election of such director. See "Ownership of the Company -- Stockholders' Agreement."

DIRECTOR COMPENSATION AND ARRANGEMENTS

     It is not currently contemplated that directors of the Company will receive compensation for their services as directors. Members of the Board of Directors are elected pursuant to certain voting agreements among Holdings and its stockholders. See "Ownership of the Company -- Stockholders' Agreement."

EXECUTIVE COMPENSATION

     The compensation of executive officers of the Company will be determined by the Board of Directors of the Company. None of the historical benefit or compensation plans of Terex are described herein because they were not assumed by the Company in connection with the Acquisition. The Company intends to adopt a 401(k) retirement plan and an employee stock purchase plan. See "-- 401(k) Plan" and "Ownership of the Company -- Employee Stock Purchase Plan".

     The following table sets forth certain information concerning the compensation received by the Chief Executive Officer and the four most highly compensated officers of the Company for services rendered in 1995. Information concerning restricted stock awards and stock options relates to the capital stock of Terex and not to the Company's capital stock.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG TERM COMPENSATION
                                                                         ----------------------
                                          ANNUAL COMPENSATION                    AWARDS
                                  ------------------------------------   ----------------------
                                                            OTHER        RESTRICTED    STOCK
                                                           ANNUAL          STOCK     OPTIONS(3)      ALL OTHER
                                   SALARY     BONUS    COMPENSATION(1)   AWARDS(2)   (# SHARES)   COMPENSATION(4)
                                  --------   -------   ---------------   ---------   ----------   ---------------
Dr. Martin M. Dorio.............  $116,667   $60,000       $27,419        $75,000      25,000         $ 1,929
President and Chief Executive
Officer(5)
Dr. J. Frithjof Timm............   133,333    66,667            --         15,938       5,000              --
President, CLARK Europe(6)
Kevin M. Reardon................   100,750     7,900            --             --       2,000           2,221
Vice President of Sales and
Marketing
Michael J. Grossman.............   110,004    11,000            --             --       4,000           3,525
Vice President and General
Counsel
Jeffrey J. Kirk.................    91,538    10,500        35,772          6,500       6,000           1,732
Vice President, Human Resources
and Purchasing
                                                                                    (footnotes on following page)

---------------
(1) Relocation expense reimbursement, including related gross-up payments, and for Dr. Dorio $480 representing the discount received on purchases of stock through the Terex Employee Stock Purchase Plan.

(2) Awards of Restricted Stock made in 1995, valued on date of grant. Awards vest 25% on the anniversary of the date of grant. On December 31, 1995, Messrs. Reardon and Grossman each held 1,000 shares of restricted stock (of which 250 shares for each had vested) representing a value of $4,750, based on the closing price for unrestricted shares on December 29, 1995. On December 31, 1995 the aggregate holdings and valuation of restricted stock held by the other three officers (none of which shares had vested) were as follows: for Dr. Dorio, 12,500 shares valued at $59,375; for Dr. Timm 2,500 shares valued at $11,875; for Mr. Kirk 1,000 shares valued at $4,750. Dividends are payable only with respect to shares which have vested.

(3) Options have an exercise price per share equal to the closing price on the date of the grant and vest 25% each year on the anniversary of such date. Exercise prices for options granted in 1995 are: $6/share for Dr. Dorio; $6.375/share for Dr. Timm; $4.25/share for Messrs. Reardon and Grossman, and for 4,000 of Mr. Kirk's option shares; and $6.50/share for the remaining 2,000 of Mr. Kirks's option shares.

(4) Company 401(k) contributions and payment of life insurance premiums.

(5) Dr. Dorio became the President and Chief Executive Officer of the Company in June 1995 and therefore his salary reflects 7/12ths of his annual compensation, which is the amount of compensation actually received by Dr. Dorio during 1995.

(6) Dr. Timm's salary and bonus are calculated from Deutsche Marks using a conversion rate of 1.5 DM/$. Dr. Timm joined the Company in May 1995. Dr. Timm's salary reflects two-thirds of his annual compensation, which is the amount of compensation actually received by Dr. Timm during 1995.

EMPLOYMENT AGREEMENT

     Concurrent with the consummation of the Transactions, Holdings entered into a three-year employment contract with Dr. Martin M. Dorio pursuant to which Dr. Dorio is employed as the President and Chief Executive Officer of Holdings and the Company. The agreement provides for an annual base salary of $225,000, which is subject to annual merit increases, and an annual performance bonus. The Company has agreed that, in the event that Holdings is unable to pay Dr. Dorio any amounts due to him with respect to annual bonuses, the Company will pay such amounts. In addition, the agreement provides for the receipt by Dr. Dorio of standard company benefits. The agreement is terminable by Holdings with or without cause. In the event the agreement is terminated without cause or as a result of the total disability of Dr. Dorio, Dr. Dorio will be entitled to continue to receive his base salary and certain other benefits for specified periods. Following any termination of Dr. Dorio's employment, he will be subject to a non-competition covenant for up to two years.

401(K) PLAN

     The Company intends to adopt a qualified 401(k) retirement plan for certain of its employees who were entitled to participate in a 401(k) retirement plan maintained by Terex prior to the Acquisition. Subject to certain statutory limitations, eligible employees will be able to contribute a percentage of their compensation to the plan on a pre-tax basis ("elective deferrals"). For 1996, the maximum amount of elective deferrals that may be made by any employee is $9,500. Employees are fully vested in their elective deferrals at all times. Generally, employees may not receive a distribution of their account balances prior to their death, disability, termination of employment or retirement, and their account balances cannot be assigned or alienated.

                            OWNERSHIP OF THE COMPANY

     All of the outstanding capital stock of the Company is currently owned by Holdings. The following table sets forth certain information with respect to the beneficial ownership of the Holdings Preferred Stock and Holdings Common Stock by (i) each person or entity who owns five percent or more thereof, (ii) each director of the Company who is a stockholder, (iii) the Chief Executive Officer of the Company and the other executive officers named in the "Summary Compensation Table" above who are stockholders, and (iv) the directors and officers of the Company as a group. Unless otherwise specified, all shares are directly held.

                                                      NUMBER AND PERCENT OF SHARES
                                    ----------------------------------------------------------------
                                        HOLDINGS
                                       PREFERRED          HOLDINGS CLASS A        HOLDINGS CLASS B
                                         STOCK                STOCK(1)                STOCK(2)
                                    ----------------     -------------------     -------------------
     NAME OF BENEFICIAL OWNER       NUMBER     PERCENT     NUMBER      PERCENT    NUMBER     PERCENT
----------------------------------  ------     -----     ----------    -----     --------    -------
                                    16,904      99.4%         4,000     48.8%     987,000      99.5%
Citicorp Venture Capital Ltd......
  399 Park Avenue
  New York, New York 10043
                                       96        0.6%         4,000     48.8%          --        --
Dr. Martin M. Dorio(3)............
  172 Trade Street
  Lexington, Kentucky 40508
                                       --         --          196.7      2.4%     4,803.3       0.5%
Thomas J. Snyder..................
All directors and officers as a
  group
                                       96        0.6%      10,196.7     51.2%     4,803.3       0.5%
  (9 persons)(3)..................

---------------
(1) Does not include shares of Holdings Class A Stock issuable upon conversion of Holdings Class B Stock. See "-- Holdings Common Stock."

(2) Does not include shares of Holdings Class B Stock issuable upon conversion of Holdings Class A Stock. See "-- Holdings Common Stock."

(3) It is currently contemplated that certain Management Investors will purchase additional Holdings Preferred Stock and Holdings Common Stock. See "The Transactions." In addition, certain members of the Company's management are also expected to participate in an Employee Stock Purchase Plan pursuant to which management will be offered the opportunity to acquire Holdings Class A Stock which would equal in the aggregate up to an additional 10.0% of the Holdings Class A Stock outstanding. See "-- Employee Stock Purchase Plan." The table does not include any such securities that may be acquired.

HOLDINGS PREFERRED STOCK

     The Holdings Certificate of Incorporation provides that Holdings may issue 20,000 shares of Holdings Preferred Stock, all of which are designated as Series A Cumulative Compounding Preferred Stock. Holdings Preferred Stock has a stated value of $1,000 per share and is entitled to annual dividends when, as and if declared, which dividends will be cumulative, whether or not earned or declared, and will accrue at a rate of 12%, compounding. The vote of a majority of the outstanding shares of the Holdings Preferred Stock, voting as a separate class, is required to (i) create, authorize or issue any other class or series of stock entitled to a preference prior to the Holdings Preferred Stock upon any dividend or distribution or any liquidation, distribution of assets, dissolution or winding up of Holdings, or increase the authorized amount of any such other class or series, or (ii) amend Holdings' Certificate of Incorporation if such amendment would adversely affect the relative rights and preferences of the holders of the Holdings Preferred Stock. Except as described in the immediately preceding sentence or as otherwise required by law, the Holdings Preferred Stock is not entitled to vote. Holdings may not pay any dividend upon (except for a dividend payable in Junior Stock, as defined below), or redeem or otherwise acquire shares of, capital stock junior to the Holdings Preferred Stock (including the Holdings Common Stock) ("Junior Stock") unless all cumulative dividends on the Holdings Preferred Stock have been paid in full. Upon liquidation, dissolution or winding up of Holdings, holders of Holdings Preferred Stock are entitled to receive out of the legally available assets of Holdings, before any amount shall be paid to holders of Junior Stock, an amount equal to $1,000 per share of Holdings Preferred Stock, plus all accrued and unpaid dividends to the date of final distribution. If such available assets are insufficient to pay the holders of the outstanding shares of Holdings Preferred Stock in full, such assets, or the proceeds thereof, will be distributed ratably among such holders. The Holdings Preferred Stock is not mandatorily redeemable prior to the maturity of the Notes. Holdings may optionally redeem, in whole or in part, the Holdings Preferred Stock at any time at a price per share of $1,000, plus accrued and unpaid dividends to the date of redemption.

HOLDINGS COMMON STOCK

     The Certificate of Incorporation of Holdings provides that Holdings may issue 2,500,000 shares of Holdings Common Stock, divided into two classes consisting of 1,250,000 shares of Holdings Class A Stock and 1,250,000 shares of Holdings Class B Stock. The holders of Holdings Class A Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as required by law, the holders of Holdings Class B Stock have no voting rights. Under the Certificate of Incorporation of Holdings, a holder of either class of Holdings Common Stock may convert any or all of his shares into an equal number of shares of the other class of Holdings Common Stock; provided that in the case of a conversion from Holdings Class B Stock, which is nonvoting, into Holdings Class A Stock, which is voting, the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Holdings Class A Stock which would be held after giving effect to the conversion.

STOCKHOLDERS' AGREEMENT

     In connection with the Transactions, the stockholders of Holdings entered into a Securities Purchase and Holders Agreement (the "Stockholders' Agreement") containing certain agreements among such stockholders with respect to the capital stock and corporate governance of Holdings and the Company. The following is a summary description of the principal terms of the Stockholders' Agreement, a copy of which is available upon request to the Company.

     Pursuant to the Stockholders' Agreement, the Board of Directors of Holdings and the Company shall be composed at all times of five directors as follows: the President of the Company, Dr. Martin M. Dorio (so long as he continues to serve as President); two individuals designated by CVC; and two additional directors who shall not be employees of CVC but who shall be designated by CVC, subject to the right of holders of the majority of the outstanding shares of Holdings Class A Stock to veto the election of either of such additional directors.

     The Stockholders' Agreement contains certain provisions which, with certain exceptions, restrict the ability of the stockholders from transferring any Holdings Common Stock, Holdings Preferred Stock or Holdings Debentures except pursuant to the terms of the Stockholders' Agreement. So long as Holdings has not consummated a public offering of Holdings Common Stock resulting in aggregate net proceeds of $30.0 million or more, if holders of at least 50% of the Holdings Common Stock then outstanding approve the sale of the Company (an "Approved Sale"), each stockholder has agreed to consent to such sale and, if such sale includes the sale of stock, each stockholder has agreed to sell all of such stockholder's Holdings Common Stock on the terms and conditions approved by holders of a majority of the Holdings Common Stock then outstanding. In the event Holdings proposes to issue and sell (other than in a public offering pursuant to a registration statement) any shares of Holdings Common Stock and/or Holdings Preferred Stock or any securities containing options or rights to acquire any shares of Holdings Common Stock and/or Holdings Preferred Stock or any securities convertible into Holdings Common Stock and/or Holdings Preferred Stock to CVC or its corporate affiliates, Holdings must first offer to each of the other shareholders a pro rata portion of such shares. Such preemptive rights are not applicable in certain circumstances including the issuance of shares of Holdings Common Stock and/or Holdings Preferred Stock upon the conversion of shares of one class of Holdings Common Stock and/or Holdings Preferred Stock into shares of the other class or upon an initial public offering.

     The Stockholders' Agreement also provides for certain additional restrictions on transfer of shares by Management Investors, including the right of Holdings to repurchase shares upon termination of such stockholder's employment prior to 2001, at a formula price, and the grant of a right of first refusal in favor of Holdings in the event a Management Investor elects to transfer shares of Holdings Common Stock.

REGISTRATION RIGHTS AGREEMENT

     In connection with their entry into the Stockholders' Agreement, Holdings, CVC, Dr. Martin M. Doro and Thomas J. Snyder entered into a Registration Rights Agreement (the "Holdings Registration Rights Agreement"). Pursuant to the Holdings Registration Rights Agreement, upon the written request of CVC, Holdings has agreed to (subject to certain exceptions) prepare and file a registration statement with the Commission concerning the distribution of all or part of the shares held by CVC and use its best efforts to cause such registration statement to become effective. If at any time Holdings files a registration statement for the Holdings Common Stock pursuant to a request by CVC or otherwise (other than a registration statement of Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to Holdings' employees or existing stockholders, or a registration statement registering a unit offering), Holdings will use its best efforts to allow the other parties to the Holdings Registration Rights Agreement to have their shares of Holdings Common Stock (or a portion of their shares under certain circumstances) included in such offering of Holdings Common Stock if the registration form proposed to be used may be used to register such shares. Registration expenses of the selling stockholders (other than underwriting fees, brokerage fees and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses of any accountants or other representatives retained by a selling stockholder) are to be paid by Holdings.

EMPLOYEE STOCK PURCHASE PLAN

     It is currently contemplated that Holdings will adopt an Employee Stock Purchase Plan (the "Plan") pursuant to which members of the Company's management ("Participants") will be offered the opportunity to purchase Holdings Class A Stock. The Participants will be given the opportunity to acquire or be granted options to acquire an aggregate of up to 10.0% of Holdings Class A Common Stock outstanding on a fully-diluted basis.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SERVICE AGREEMENT

     In connection with the Acquisition, the Company entered into a Service Agreement with Terex pursuant to which the Company shares space in the Southaven Facility with the Terex Distribution Center, a division of Terex ("TDC"). In addition, pursuant to such agreement the Company hired approximately 30 employees of TDC who are responsible for aftermarket customer support and administration. The Company pays an aggregate annual fee to TDC under such agreement of approximately $6.0 million (the "Base Fee"), payable in monthly installments. The term of the agreement is for three years. See "Risk
Factors -- Lack of Independent Operating History" and Note K to the Company's audited combined financial statements. In addition to the Base Fee, certain provisions of the Service Agreement may require each of TDC and CLARK to share the responsibility for additional costs and savings resulting from, among other things, changes or increases in the provision of services or the implementation of certain cost savings.

TAX SHARING AGREEMENT

     Holdings and the Company will be included in the consolidated United States federal income tax return of Holdings. Holdings and the Company entered into a tax sharing agreement (the "Tax Sharing Agreement") whereby the Company will pay Holdings (or Holdings will pay the Company) its pro rata share of the total tax liability, as set out in the tax sharing agreement. In the event the Company is included in a joint, combined, consolidated or unitary state or local income or franchise tax return with Holdings, the Company shall make payments to Holdings, and Holdings shall make payments to the Company, in a manner consistent with that described above for federal tax purposes.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain indebtedness of the Company and Holdings. To the extent such summary contains descriptions of the Revolving Credit Facility and other loan documents, such descriptions do not purport to be complete and are qualified in their entirety by reference to such documents.

REVOLVING CREDIT FACILITY

     In connection with the Acquisition, the Company entered into the $30.0 million Revolving Credit Facility with Congress Financial Corporation (the "Bank"). Borrowings under the Revolving Credit Facility are available for working capital and general corporate purposes, including letters of credit. The Revolving Credit Facility is secured by first priority liens on all accounts receivable and inventory of the Company's domestic operations. The Company did not draw upon the Revolving Credit Facility in connection with the consummation of the Transactions.

     The Revolving Credit Facility expires three years from the date of closing, unless extended. The interest rate per annum applicable to the Revolving Credit Facility is the prime rate, as announced by CoreStates Bank N.A., plus 0.50% or, at the Company's option, the adjusted Eurodollar rate plus 2.50%. The Revolving Credit Facility permits the Company to prepay loans and to permanently reduce revolving credit commitments or letters of credit, in whole or in part, at any time in certain minimum amounts. The Company is required to pay certain fees in connection with the Revolving Credit Facility, including a closing fee of 0.75% of the total commitment and a commitment fee of 0.25% on the undrawn portion of the revolving credit commitment.

     The Revolving Credit Facility contains customary representations, warranties and events of default as well as certain covenants.

SUBSIDIARY CREDIT FACILITIES

     CLARK Europe may enter into a revolving credit facility to provide working capital for its European operations. It is expected that any such facility will provide up to $10.0 million of revolving credit loans and will be secured by certain assets of CLARK Europe.

     The Company's Korean subsidiary maintains a $420,000 working capital credit line bearing interest at a rate of 13.75%. This credit line is currently fully drawn upon. It is expected that such borrowings will be repaid in connection with certain anticipated post-closing adjustments to the consideration for the Acquisition. The Company's Brazilian subsidiary is in the process of obtaining a working capital credit facility, which is currently expected to be in the amount of approximately $300,000.

HOLDINGS DEBENTURES

     In connection with the Transactions, Holdings issued an aggregate of $7.0 million original principal amount of Holdings Debentures, designated as Junior Subordinated Notes. The Holdings Debentures mature on 2007 and bear interest at a rate of 12% per annum. All interest due on the Holdings Debentures prior to their maturity shall be paid by adding such interest to the then outstanding principal amount of the Holdings Debentures. Such amount shall accrue interest as a portion of the principal amount of the Holdings Debentures from the applicable interest payment date. The Holdings Debentures contain certain covenants in favor of the holders of the Holdings Debentures (the "Holdings Debenture Holders") including, but not limited to: (i) restrictions on the payment by Holdings of dividends and the purchase, redemption or prepayment by Holdings and its subsidiaries of its capital stock or indebtedness which is, by its terms or by operation of law, junior in right of payment to the Holdings Debentures, and (ii) restrictions on subsidiaries entering into agreements (other than with respect to the Notes) restricting their ability to pay dividends or make certain other distributions to Holdings or any subsidiary of Holdings.

                              DESCRIPTION OF NOTES

GENERAL

     The Existing Notes were issued under the Indenture dated as of November 27, 1996 between the Company and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Indenture apply to the Existing Notes and to the New Notes to be issued in exchange therefor pursuant to the Exchange Offer (all such Notes being referred to herein collectively as the "Notes"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes are senior unsecured obligations of the Company and rank senior in right of payment to all subordinated Indebtedness of the Company and pari passu in right of payment with all senior Indebtedness.

     The Notes are effectively subordinated to all senior secured indebtedness of the Company, including indebtedness under the Revolving Credit Facility, to the extent of the assets securing such debt. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company would not have had any secured indebtedness outstanding, exclusive of unused commitments of $30.0 million which may be borrowed by the Company under the Revolving Credit Facility.

     Although the Company's U.S. operations are owned directly, its foreign operations are conducted through the Foreign Subsidiaries. The Foreign Subsidiaries have not guaranteed or otherwise become obligated with respect to the Notes. The Notes are therefore effectively subordinated to all existing and future liabilities, including indebtedness, of the Foreign Subsidiaries. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Foreign Subsidiaries would have had liabilities of approximately $40.4 million reflected on the Company's combined balance sheet. Claims of creditors of the Foreign Subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes.

     The Notes may be issued only in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

PRINCIPAL MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $130,000,000 and will mature on November 15, 2006. Interest on the Notes is payable semi-annually on November 15 and May 15 of each year, commencing on May 15, 1997, to holders of record on the immediately preceding November 1 and May 1, respectively. The Notes bear interest at 10 3/4% per annum. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from November 27, 1996. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

REDEMPTION

     The Notes are not redeemable at the Company's option prior to November 15, 2001. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

                                       YEAR                         PERCENTAGE
                --------------------------------------------------  ----------
                2001..............................................    105.375%
                2002..............................................    102.688
                2003 and thereafter...............................    100.000

     Notwithstanding the foregoing, at any time or from time to time prior to November 15, 1999, the Company may, at its option, redeem up to one-third of the original principal amount of the Notes, at a redemption price of 110.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided, that (a) such redemption shall occur within 90 days of the date of closing of such public offering and (b) at least $86.7 million aggregate principal amount of Notes remains outstanding immediately after giving effect to each such redemption.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee deems to be fair and appropriate, provided, that Notes of $1,000 or less may not be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

     The Notes are not entitled to any mandatory redemption or sinking fund.

REPURCHASE UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all the Notes then outstanding (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company must mail or cause to be mailed a notice to each holder stating, among other things: (i) that the Change of Control Offer is being made pursuant to this provision and that all Notes tendered will be accepted for payment, (ii) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date, (v) that any holder electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent with respect to the Notes (the "Paying Agent") at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date, (vi) that any holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second business day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased, and (vii) that a holder whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer's Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment. The Paying Agent will promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided, that each such new Note will be in principal amount of $1,000 or an integral multiple thereof. The Company will announce the result of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases.

     "Change of Control" means (i) the transfer (in one transaction or a series of transactions) of all or substantially all of the Company's assets to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than to one or more Existing Holders, (ii) the liquidation or dissolution of the Company or the adoption of a plan by the stockholders of the Company relating to the dissolution or liquidation of the Company, (iii) the acquisition by any Person or group (as such term is used in Section 13(d)(3) of the Exchange
Act), except for one or more Existing Holders, of beneficial ownership, directly or indirectly, of more than 50% of the voting power of the total outstanding Voting Stock of Holdings, (iv) after the consummation of an initial public offering of any class of common stock of the Company or Holdings, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company or Holdings (together with any new directors who have been appointed by CVC, Citicorp N.A., or any Affiliate of CVC or whose nomination for election by the stockholders of the Company was approved by a vote of at least 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or Holdings, as the case may be, then still in office or (v) the failure by Holdings to own more than 50% of the voting power of the total outstanding Voting Stock of the Company.

     "Existing Holders" shall mean (i) CVC, (ii) Citicorp N.A. or any other Affiliate of CVC, (iii) any officer, employee or director of CVC, (iv) the Management Investors and (v) in the case of any natural Person specified in the foregoing clauses, any spouse or lineal descendant (including by adoption) of such Person; provided, that in no event shall the Persons specified in clauses
(iii) through (v) be deemed "Existing Holders" with respect to more than 30% of the voting power of the total outstanding Voting Stock of the Company or Holdings.

CERTAIN COVENANTS

     LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly (i) declare or pay any dividend or make any distribution on account of any Equity Interests of the Company or any of its Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Subsidiary or any other Affiliate of the Company (other than any such Equity Interest owned by the Company or any Wholly Owned Subsidiary), (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or such Guarantor's Guarantee thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof, or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments") unless, at the time of such Restricted Payment:

     (a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof,

     (b) immediately after giving effect thereto on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness," and

     (c) such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Board of Directors and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the date of the Indenture (including Restricted Payments permitted by clauses (i) and (ii) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Stock) after the date of the Indenture and on or prior to the time of such Restricted Payment, plus (3) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Stock) pursuant to the terms thereof after the date of the Indenture and on or prior to the time of such Restricted Payment (including any additional net cash proceeds received by the Company upon such conversion or exchange) plus (4) 100% of the aggregate after-tax net cash proceeds (or of the after-tax net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company or a Restricted Subsidiary from the sale or other disposition of any Investment constituting a Restricted Payment that was made after the date of the Indenture; provided, that the gain on such sale or disposition, if any, shall be excluded in determining Consolidated Net Income for purpose of clause (1) above.

     The foregoing provisions do not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture, (ii) the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary) of, other Equity Interests of the Company (other than Disqualified Stock), (iii) the redemption, repurchase or payoff of any Indebtedness (1) with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provision described under "-- Limitation on Incurrence of Indebtedness" or (2) solely in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary) of, any Equity Interests of the Company (other than Disqualified Stock), (iv) Investments by the Company or any Restricted Subsidiary, in an aggregate amount not to exceed $5.0 million, in an Unrestricted Subsidiary formed primarily for the purpose of financing purchases and leases of inventory manufactured by the Company or any of its Restricted Subsidiaries, (v) payments by the Company to Holdings pursuant to the Tax Sharing Agreement, (vi) distributions, loans or advances to Holdings in an aggregate amount not to exceed $500,000 per fiscal year; provided, that such amounts are used by Holdings to pay ordinary operating expenses (including, without limitation, reasonable directors' fees and expenses, indemnification obligations and professional fees and expenses) and certain CLARK management compensation expenses, (vii) (A) payments to, and promptly used by, Holdings to repurchase Capital Stock or Indebtedness of Holdings from directors, officers and employees of the Company and its Subsidiaries, including Management Investors, who have died or whose employment has been terminated, and (B) loans or advances to employees of the Company or any of its Subsidiaries; provided that the aggregate amount of such payments, loans and advances in any fiscal year shall not exceed the lesser of (x) $500,000 plus any amount available for such payments pursuant to this clause (x) since the date of the Indenture that have not been used for such purpose and (y) $2.0 million, (viii) Permitted Transactions or (ix) other Restricted Payments in an aggregate amount not to exceed $3.0 million; provided, that with respect to clauses (iv), (vii) and (ix) above, no Default or Event of Default shall have occurred and be continuing at the time, or shall occur as a consequence thereof.

     Not later than the date of making each Restricted Payment, the Company will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

     LIMITATION ON INCURRENCE OF INDEBTEDNESS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (1) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, "incur"), with respect to any Indebtedness (including Acquired Debt) or (2) issue any Disqualified Stock; provided, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and any Restricted Subsidiary may incur Acquired Debt, in each case if (x) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence or issuance, and (y) the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least equal to the ratio set forth below opposite the period in which such incurrence or issuance occurs, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period:

                                    PERIOD ENDING                       RATIO
                ------------------------------------------------------  -----
                November 15, 1998.....................................  2.00
                Thereafter............................................  2.50

     The foregoing limitations do not prohibit the incurrence of:

          (a) Indebtedness of the Company under the Revolving Credit Facility and Indebtedness of CLARK Europe and its subsidiaries under the German Subsidiary Facilities, provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (a) and outstanding on such date, shall not exceed the greater of (x) $40.0 million, less any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder, and (y) the sum, on such date, of (i) 90% of Eligible Receivables (as defined) of the Company and the Restricted Subsidiaries, plus (ii) 65% of Eligible Inventory (as defined) of the Company and the Restricted Subsidiaries,

          (b) performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations incurred in the ordinary course of business,

          (c) obligations incurred (i) to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture, (ii) to hedge currency risk with respect to any receivable or liability, the payment of which is determined by reference to a foreign currency, or (iii) to protect against fluctuations in the price of raw materials used in the ordinary course of business of the Company and its Restricted Subsidiaries (collectively, "Hedging Obligations"),

          (d) Indebtedness arising out of Capital Lease Obligations or Purchase Money Obligations (collectively, "Purchase Money Indebtedness") in an aggregate amount not to exceed $10.0 million outstanding at any time,

          (e) Indebtedness owed by (i) a Restricted Subsidiary to the Company or to a Wholly Owned Subsidiary or (ii) the Company to a Wholly Owned Subsidiary,

          (f) Floor Plan Guarantees incurred in the ordinary course of business,

          (g) Indebtedness outstanding on the date of the Indenture, including the Notes,

          (h) Guarantees by the Company or any Guarantor of Indebtedness otherwise permitted to be incurred by the Indenture,

          (i) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within three business days of incurrence,

          (j) Indebtedness of the Company or any Restricted Subsidiary in addition to that described in clauses (a) through (i) above, so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (j) does not exceed $10.0 million at any one time outstanding (which may be, but shall not be required to be, incurred, in whole or in part, under the Revolving Credit Facility or the Germany Subsidiary Facilities), and

          (k) Indebtedness issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance") Indebtedness referred to in clause (g) above or this clause (k) or Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth in the immediately preceding paragraph ("Refinancing Indebtedness"); provided, that (1) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (plus the premiums required to be paid, and the out-of-pocket expenses (other than those payable to an Affiliate of the Company) reasonably incurred, in connection therewith), (2) the Refinancing Indebtedness has a final scheduled maturity that exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (3) the Refinancing Indebtedness ranks, in right of payment, no less favorable to the Notes as the Indebtedness being Refinanced.

     LIMITATION ON ASSET SALES. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors as evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets subject to such Asset Sale, (ii) at least 75% of the consideration for such Asset Sale is in the form of cash, Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of such assets (provided, that there is no further recourse to the Company and its Restricted Subsidiaries with respect to such liabilities), and (iii) within 12 months of such Asset Sale, the Net Proceeds thereof are (a) invested in assets related to the business of the Company or its Restricted Subsidiaries or (b) to the extent not used as provided in clause (a), applied to make an offer to purchase Notes as described below (an "Excess Proceeds Offer"); provided, that if the amount of Net Proceeds from any Asset Sale not invested pursuant to clause (a) above is less than $5.0 million, the Company will not be required to make an offer pursuant to clause (b). Pending the final application of any such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce Indebtedness under the Revolving Credit Facility or the German Subsidiary Facilities, or temporarily invest such Net Proceeds in Cash Equivalents.

     The amount of Net Proceeds not invested as set forth in the preceding clause (a) constitutes "Excess Proceeds." If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Company will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the "Purchase

Amount"), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. The Company must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 12-month period following the Asset Sale that produced Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

     Each Excess Proceeds Offer will remain open for a period of 20 business days and no longer, unless a longer period is required by law (the "Excess Proceeds Offer Period"). Promptly after the termination of the Excess Proceeds Offer Period (the "Excess Proceeds Payment Date"), the Company will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Company through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

     Any Excess Proceeds Offer will be conducted in compliance with applicable regulations under the Federal securities laws, including Exchange Act Rule 14e-1. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     There can be no assurance that sufficient funds will be available at the time of any Excess Proceeds Offer to make required repurchases. The Company's failure to comply with the covenant described above will be an Event of Default under the Indenture if such failure continues for a specified period and the required notice is given by the Trustee or the holders of not less than 25% in principal amount of the then outstanding Notes.

     LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except (i) Liens on accounts receivable and inventory and proceeds thereof (and certain rights relating thereto) securing Indebtedness permitted to be incurred under the Revolving Credit Facility, (ii) Liens on property, plant, equipment, accounts receivable and inventory of CLARK Europe and its subsidiaries, and proceeds thereof (and certain rights relating thereto) securing Indebtedness permitted to be incurred under the German Subsidiary Facilities, (iii) Purchase Money Liens, and (iv) Permitted Liens.

     LIMITATION ON RESTRICTIONS ON SUBSIDIARY DIVIDENDS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary (a) to (1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on such Restricted Subsidiary's Capital Stock or (B) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits or (2) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, or (b) make loans or advances to the Company or any of its Restricted Subsidiaries, or (c) transfer any of its assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) the Revolving Credit Facility, as in effect on the Closing Date, or any refinancing thereof containing restrictions that are not materially more restrictive than those contained in the Revolving Credit Facility on the Closing Date, (ii) customary net worth restrictions on the actions specified in clause (a)(1) above contained in the German Subsidiary Facilities, (iii) the Indenture and the Notes, (iv) applicable law, (v) restrictions with respect to a Subsidiary that was not a Subsidiary on the Closing Date in existence at the time such Person becomes a Subsidiary (but not created as a result of or in anticipation of such Person becoming a Subsidiary); provided, that such restrictions are not applicable to any other Person or the properties or assets of any other Person, (vi) customary non-assignment and net worth provisions of any contract or lease entered into in the ordinary course of business, (vii) customary restrictions on the transfer of assets subject to a Lien permitted under the Indenture imposed by the holder of such Lien, (viii) restrictions imposed by any agreement to sell assets or Capital Stock to any Person pending the closing of such sale, and (ix) permitted Refinancing Indebtedness (including Indebtedness Refinancing Acquired Debt), provided, that such restrictions contained in any agreement governing such Refinancing Indebtedness are not materially more restrictive than those contained in any agreements governing the Indebtedness being Refinanced.

     MERGER, CONSOLIDATION OR SALE OF ASSETS. The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, any other Person unless (i) the Company is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia,
(ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes, the Indenture and the Registration Rights Agreement, (iii) immediately after such transaction, no Default or Event of Default exists, and (iv) the Company, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, (A) has a Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and
(B) will be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "Incurrence of Indebtedness."

     In the event of any transaction (other than a lease) complying with the conditions listed in the immediately preceding paragraph in which the Company is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company shall be discharged from its Obligations under, the Indenture, the Notes and the Registration Rights Agreement.

     LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for (i) Affiliate Transactions, which together with all Affiliate Transactions that are part of a common plan, have an aggregate value of not more than $1.0 million; provided, that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary, (ii) Affiliate Transactions, which together with all Affiliate Transactions that are part of a common plan, have an aggregate value of not more than $5.0 million; provided, that a majority of the disinterested members of the Board of Directors of the Company determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary, and (iii) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view, issued by an investment banking firm of national standing; provided, that the following will not be deemed to be Affiliate Transactions: (i) employment agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business with the approval of a majority of the disinterested members of the Company's Board of Directors,
(ii) transactions between or among the

Company and/or its Wholly Owned Subsidiaries, (iii) Restricted Payments permitted by the provisions of the Indenture described above under "Limitations on Restricted Payments," and (iv) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by a majority of the disinterested directors of the Company's Board of Directors or, if none, unanimously by the Board of Directors.

     RESTRICTIONS ON SALE AND ISSUANCE OF SUBSIDIARY STOCK. The Company shall not sell, and shall not permit any of its Restricted Subsidiaries to issue or sell, any shares of Capital Stock (other than directors' qualifying shares) of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary; provided, that the Company and its Restricted Subsidiaries may sell all of the Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "-- Limitation on Asset Sales."

     LINE OF BUSINESS. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than (a) the business conducted or proposed to be conducted by the Company and the Restricted Subsidiaries on the Closing Date and (b) any business that in the reasonable, good faith judgment of the Board of Directors of the Company is ancillary, complementary, supplementary, or related to, or an extension of, any business described in clause (a) above.

     GUARANTORS. The Indenture provides that as long as any Notes remain outstanding, any Restricted Subsidiary that is not a Foreign Subsidiary shall
(a) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(b) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture. On the Issue Date the Company did not, and on the date hereof the Company does not, have any Subsidiaries other than Foreign Subsidiaries. Accordingly, there are no Guarantors.

     If all of the Capital Stock of any Guarantor is sold to a Person (other than the Company or any of its Restricted Subsidiaries) and the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "-- Limitation on Asset Sales," then such Guarantor will be released and discharged from all of its obligations under its Guarantee of the Notes and the Indenture.

     The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee of the Notes, result in the obligations of such Guarantor under its Guarantee of the Notes not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. See "Risk
Factors -- Guarantees."

     RULE 144A INFORMATION REQUIREMENT. The Company will furnish to the holders of the Notes and prospective purchasers of Notes designated by the holders of Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the Notes to qualify for an exemption under Rule 144A. The Company will provide a copy of the Registration Rights Agreement to prospective investors upon request.

     REPORTS. Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Trustee, and deliver or cause to be delivered to the holders of Notes, (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. From and after the time a registration statement with respect to the Notes is declared effective by the Commission, the Company will file such information with the Commission, provided that the Commission will accept such filing.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following constitutes an Event of Default under the Indenture:
(i) default for 30 days in the payment when due of interest on the Notes, (ii) default in payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise, (iii) default in the performance or breach of the provisions of "-- Merger, Consolidation or Sale of Assets," (iv) failure by the Company or any Guarantor for 60 days after notice to comply with certain other agreements in the Indenture or the Notes, (v) default under (after giving effect to any applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the date of the Indenture, if (a) either (1) such default results from the failure to pay principal on such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5.0 million in the aggregate, (vi) failure by the Company or any Restricted Subsidiary to pay final non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $2.5 million which judgments are not discharged, bonded or stayed within 60 days after their entry, (vii) written assertion by the Company or any of the Guarantors, of the unenforceability of their obligations under the Indenture, the Notes or the Guarantees, and (viii) certain events of bankruptcy or insolvency with respect to the Company or any Material Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice to the Company and the Trustee all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

     The holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and the Trustee, may on behalf of the holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Note affected, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

     The Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator, stockholder or controlling person of the Company or any Guarantor, as such, has any liability for any obligations of the Company under the Notes, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes and the Guarantees. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such a waiver is against public policy.

DEFEASANCE AND DISCHARGE OF THE INDENTURE AND THE NOTES

     The Indenture provides that the Company will be discharged from any and all obligations in respect of the Notes, other than the obligation to duly and punctually pay the principal of, and premium, if any, and interest on, the Notes in accordance with the terms of the Notes and the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations that will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on the due dates thereof on the Notes. Such trust may only be established if, among other things, (i) the Company has delivered to the Trustee an opinion of independent counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, (ii) no Default or Event of Default shall have occurred or be continuing, and (iii) certain customary conditions precedent are satisfied.

     The Company may satisfy and discharge its Obligations under the Indenture to holders of the Notes by delivering to the Trustee for cancellation all outstanding Notes or by depositing with the Trustee or the Paying Agent, if applicable, after the Notes have become due and payable, cash sufficient to pay at the stated maturity of all of the outstanding Notes and paying all other sums payable under the Indenture by the Company. If the Company has so deposited such cash, the Guarantors will be discharged from their Obligations under their Guarantees of the Notes and the Indenture.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder of Notes): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of, or the premium on, or change the fixed maturity of any Note, alter the provisions with respect to the redemption of the Notes in a manner adverse to the holders of the Notes, or alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes, (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) adversely affect the contractual ranking of the Notes or Guarantees of the Notes, or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of the holders of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes or any Guarantor's obligation under its Guarantee of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, to release any Guarantee of the Notes permitted to be released under the terms of the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, that if the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to the Company at 172 Trade Street, Lexington, Kentucky 40508; Attention: Joseph F. Lingg.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means Indebtedness of a Person existing at the time such Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary; provided, that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time, or immediately upon consummation, of the transaction by which such Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary shall not be Acquired Debt.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. Notwithstanding the foregoing, neither Initial Purchaser nor any of their respective Affiliates will be deemed to be Affiliates of the Company.

     "Asset Sale" means any direct or indirect (i) sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation) (collectively, a "transfer"), other than in the ordinary course of business, of any assets of the Company or any Restricted Subsidiary or (ii) issuance of any Capital Stock of any Restricted Subsidiary, in each case to any Person (other than the Company or a Restricted Subsidiary and other than directors' qualifying shares). For purposes of this definition,
(a) any series of transfers that are part of a common plan shall be deemed a single Asset Sale and (b) the term "Asset Sale" shall not include any disposition of all or substantially all of the assets of the Company that is governed under and complies with the terms of the covenant described under "-- Merger, Consolidation or Sale of Assets."

     "Capital Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (ii) with respect to any other Person, any and all partnership or other equity interests of such Person.

     "Cash Equivalent" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250,000,000 and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

     "CLARK Europe" means Clark Material Handling GmbH, a Wholly Owned
Subsidiary.

     "Closing Date" means the date upon which the Notes are first issued.

     "Consolidated EBITDA" means, with respect to any Person (the referent Person) for any period, consolidated income (loss) from operations of such Person and its subsidiaries for such period, determined in accordance with GAAP, plus (to the extent such amounts are deducted in calculating such income (loss) from operations of such Person for such period, and without duplication) amortization, depreciation and other non-cash charges (including, without limitation, amortization of goodwill, deferred financing fees and other intangibles but excluding non-cash charges incurred after the date of the Indenture that require an accrual of or a reserve for cash charges for any future period); provided, that (i) the income from operations of any Person (including, without limitation, any Unrestricted Subsidiary) that is not a Wholly Owned Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, and (ii) the income from operations of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, noncash interest payment, and the interest component of Capital Lease Obligations), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period.

     "Consolidated Net Income" means, with respect to any Person (the referent Person) for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that (i) the Net Income of any Person (including, without limitation, any Unrestricted Subsidiary) that is not a Wholly Owned Subsidiary or that is accounted for by the equity method of accounting will be included in calculating the referent Person's Consolidated Net Income only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the Net Income of any Subsidiary will be excluded to the extent that declarations of dividends or similar distributions by that Subsidiary of such Net Income are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its owners.

     "Consolidated Net Worth" means, with respect to any Person, the total stockholders' equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (i) the amount of any such stockholders' equity attributable to Disqualified Capital Stock of such Person and its consolidated subsidiaries, and
(ii) all upward revaluations and other write-ups in the book value of any asset of such person or a consolidated subsidiary of such person subsequent to the Closing Date, and (iii) all Investments in persons that are not consolidated Restricted Subsidiaries.

     "Default" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

     "Disqualified Stock" means that portion of any Equity Interests that (i) either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final stated maturity or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities.

     "Equity Interests" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Floor Plan Guaranty" means (a) the Guarantee by the Company or a Restricted Subsidiary of Indebtedness incurred by a franchise dealer or other purchaser of Inventory manufactured or sold by the Company or a Restricted Subsidiary, the proceeds of which Indebtedness is used solely to pay the purchase price of such Inventory and any related fees and expenses (including finance fees); provided, that (i) to the extent commercially practicable, the Indebtedness so guaranteed is secured by a perfected first priority lien on such inventory in favor of the holder of such Indebtedness and (ii) if the Company or such Restricted Subsidiary is required to make payment with respect to such Guarantee, the Company or such Restricted Subsidiary will have the right to receive either (A) title to such Inventory, (B) a valid assignment of a first priority perfected lien in such Inventory or (C) the net proceeds of any resale of such Inventory and (b) obligations to repurchase equipment sold by the Company or its Restricted Subsidiaries from a dealer upon termination of such dealer or from customers who lease such equipment to third parties when the equipment comes off lease.

     "Foreign Subsidiary" means a Restricted Subsidiary not organized under the laws of the United States or any political subdivision thereof and the operations of which are located entirely outside the United States.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the Commission, that are in effect on the date of the Indenture.

     "German Subsidiary Facilities" means one or more revolving credit facilities of CLARK Europe, as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time including (i) any related notes, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with any such amendment, modification, renewal, refunding, replacement or refinancing.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" of any Person means (without duplication) (1) all liabilities and obligations, contingent or otherwise, of such Person (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, debentures, notes or other similar instruments, (c) representing the deferred purchase price of property or services (other than (i) non interest bearing obligations and (ii) liabilities incurred in the ordinary course of business which are not more than 90 days past due), (d) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) as lessee under capitalized leases, (f) under bankers' acceptance and letter of credit facilities, (g) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock, or (h) in respect of Hedging Obligations, (2) all liabilities and obligations of others of the type described in clause (1), above, that are Guaranteed by such Person, and
(3) all liabilities and obligations of others of the type described in clause
(1), above, that are secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person; provided, that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness in full) be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Coverage Ratio" means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating the Interest Coverage Ratio for any period, pro forma effect shall be given to: (a) the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness (other than under the Revolving Credit Facility) subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation is being made, as if the same had occurred at the beginning of the applicable period; and (b) the occurrence of any Asset Sale during such period by reducing Consolidated EBITDA for such period by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets sold and by reducing Consolidated Interest Expense by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness assumed by third parties or repaid with the proceeds of such Asset Sale, in each case as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including mergers and consolidations, subsequent to the commencement of such period but on or prior to the date on which the event for which the calculation is being made shall be given effect on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of such four fiscal quarters that falls before the Closing Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such four fiscal quarters.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, Guarantees, advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business and (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice), purchases or other acquisitions for consideration of

Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

     "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Material Subsidiary" means any Subsidiary (a) that is a "Significant Subsidiary" of the Company as defined in Rule 1-02 of Regulation S-X promulgated by the Commission or (b) is otherwise material to the business of the Company.

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP, excluding any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sales and dispositions pursuant to sale and leaseback transactions, and excluding any extraordinary gain or loss, together with any related provision for taxes on such gain or loss.

     "Net Proceeds" means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale (including payments in respect of deferred payment obligations when received), net of (a) the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company,
(b) taxes actually payable directly as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements), (c) amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale, and (d) appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other obligations and liabilities of the Company or any of the Guarantors under the Indenture, the Notes or the Guarantees of the Notes.

     "Permitted Investments" means (a) Investments in the Company, any Guarantor or any Wholly Owned Subsidiary (including without limitation, Guarantees of Indebtedness of any such Person), (b) Investments in Cash Equivalents, (c) Investments in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary, (d) Floor Plan Guarantees permitted to be incurred in compliance with the covenant described under the caption "Limitation on Incurrence of Indebtedness," (e) Hedging Obligations, (f) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers and (g) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under the caption "Limitation on Asset Sales."

     "Permitted Liens" means (i) Liens in favor of the Company and/or its Restricted Subsidiaries other than with respect to intercompany Indebtedness,
(ii) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any Restricted Subsidiary, provided, that such Liens were not created in contemplation of such acquisition and do not extend to assets other than those subject to such Liens immediately prior to such acquisition, (iii) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided, that such Liens were not created in contemplation of such acquisition and do not extend to assets other than those subject to such Liens immediately prior to such acquisition, (iv) Liens incurred in the ordinary course of business in respect of

Hedging Obligations and Floor Plan Guarantees, (v) Liens to secure Indebtedness for borrowed money of a Subsidiary in favor of the Company or a Wholly Owned Subsidiary, (vi) Liens incurred in the ordinary course of business to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations (exclusive of obligations constituting Indebtedness) of a like nature, (vii) Liens existing or created on the date of the Indenture,
(viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested or remedied in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, that any reserve or other appropriate provision as may be required in conformity with GAAP has been made therefor, (ix) Liens arising by reason of any judgment, decree or order of any court with respect to which the Company or any of its Restricted Subsidiaries is then in good faith prosecuting an appeal or other proceedings for review, the existence of which judgment, order or decree is not an Event of Default under the Indenture, (x) encumbrances consisting of zoning restrictions, survey exceptions, utility easements, licenses, rights of way, easements of ingress or egress over property of the Company or any of its Restricted Subsidiaries, rights or restrictions of record on the use of real property, minor defects in title, landlord's and lessor's liens under leases on property located on the premises rented, mechanics' liens, vendors' liens, and similar encumbrances, rights or restrictions on personal or real property, in each case not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, (xi) Liens incidental to the conduct of business or the ownership of properties incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, bids, and government contracts and leases and subleases,
(xii) Liens for any interest or title of a lessor under any Capitalized Lease Obligation permitted to be incurred under the Indenture; provided, that such Liens do not extend to any property or asset that is not leased property subject to such Capitalized Lease Obligation, (xiii) any extension, renewal, or replacement (or successive extensions, renewals or replacements), in whole or in part, of Liens described in clauses (i) through (xii) above and (xiv) Liens in addition to the foregoing, which in the aggregate, are secured by assets with a fair market value not in excess of $100,000 at any time.

     "Permitted Transactions" means bona fide purchases and sales of Inventory or of machining, assembly, testing and fabrication services, in any such case made in the ordinary course of business; provided, that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction with an unrelated Person.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

     "Public Equity Offering" means a bona fide underwritten public offering of Qualified Capital Stock of Holdings or the Company, pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act; provided, that in the event of a Public Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price, plus accrued and unpaid interest, if any, to the redemption date of the Notes to be redeemed pursuant to the second paragraph under the caption "Redemption."

     "Purchase Money Liens" means Liens to secure or securing Purchase Money Obligations permitted to be incurred under the Indenture.

     "Purchase Money Obligations" means Indebtedness representing, or incurred to finance, the cost (i) of acquiring or improving any assets and (ii) of construction or build-out of manufacturing, distribution or administrative facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Company), provided, that (a) the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges, (b) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired or improved and (c) such Indebtedness is incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition or improvement of such property or asset.

     "Qualified Capital Stock" means, with respect to any Person, Capital Stock of such Person other than Disqualified Capital Stock.

     "Restricted Investment" means any Investment other than a Permitted Investment. The aggregate amount of each Investment constituting a Restricted Payment since the date of the Indenture shall be reduced by the aggregate after-tax amount of all payments made to the Company and its Restricted Subsidiaries with respect to such Investments; provided, that (a) the maximum amount of such payments so applied shall not exceed the original amount of such Investment and (b) such payments shall be excluded from the calculations contemplated by clauses (c)(1) through (4) under the caption "Limitation on Restricted Payments."

     "Restricted Subsidiary" means a Subsidiary other than an Unrestricted Subsidiary.

     "Revolving Credit Facility" means the Revolving Credit Facility, entered into on the Closing Date between the Company and the lenders named therein as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time, including (i) any related notes, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with such amendment, modification, renewal, refunding, replacement or refinancing.

     "subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

     "Subsidiary" means any subsidiary of the Company.

     "Unrestricted Subsidiary" means any Subsidiary that has been designated by the Company (by written notice to the Trustee as provided below) as an Unrestricted Subsidiary; provided, that a Subsidiary may not be designated as an "Unrestricted Subsidiary" unless (a) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property of, the Company or any Restricted Subsidiary (other than such Subsidiary), (b) neither immediately prior thereto nor after giving pro forma effect to such designation, would there exist a Default or Event of Default, (c) immediately after giving effect to such designation on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness" and (d) the creditors of such Subsidiary have no direct or indirect recourse (including, without limitation, recourse with respect to the payment of principal or interest on Indebtedness of such Subsidiary) to the assets of the Company or of a Restricted Subsidiary (other than such Subsidiary). The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness." Each such designation shall be evidenced by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. The Company shall be deemed to make an Investment in each Subsidiary designated as an "Unrestricted Subsidiary" immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation; provided, that if such Subsidiary is subsequently redesignated as a Restricted Subsidiary, the amount of such Investment shall be deemed to be reduced (but not below zero) by the fair market value of the net consolidated assets of such Subsidiary on the date of such redesignation.

     "Voting Stock" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such

Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into
(ii) the total of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the New Notes will initially be issued in the form of one or more registered notes in global form without coupons (each, a "Global Note"). Upon issuance, each Global Note will be deposited with, or on behalf of, the Depository Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository.

     If a holder tendering Existing Notes so requests, such holder's New Notes will be issued as described below under "Certificated Securities" in registered form without coupons (the "Certificated Securities").

     The Depository has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depository was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depository's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

     The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Notes, the Depository will credit the accounts of Participants who elect to exchange Existing Notes with an interest in the Global Note and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments.

     So long as the Depository or its nominee is the registered owner of a Global Note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in New Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depository's system, or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     The Company understands that under existing industry practice, in the event the Company requests any action of holders or an owner of a beneficial interest in a Global Note desires to take any action that the

Depository, as the holder of such Global Note, is entitled to take, the Depository would authorize the Participants to take such action and the Participant would authorize persons owning through such Participants to take such action or would otherwise act upon the instruction of such persons. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such New Notes.

     Payments with respect to the principal of, premium, if any, and interest on any New Notes represented by a Global Note registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depository or its nominee in its capacity as the registered holder of the Global Note representing such New Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED SECURITIES

     If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depository of its Global Notes, Certificated Securities will be issued to each person that the Depository identifies as the beneficial owner of the New Notes represented by the Global Note. In addition, any person having a beneficial interest in a Global Note or any holder of Existing Notes whose Existing Notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or Existing Notes for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material United States federal income tax consequences of the Exchange Offer to a holder of Existing Notes that is an individual citizen or resident of the United States or a United States corporation that purchased the Existing Notes pursuant to their original issue (a "U.S. Holder"). It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to the Existing Notes, and the New Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by U.S. Holders. It does not discuss state, local, or foreign tax consequences, nor does it discuss tax consequences to subsequent purchasers (persons who did not purchase the Existing Notes pursuant to their original issue), or to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks, and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the Exchange Offer.

     THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO EXCHANGE EXISTING NOTES FOR NEW NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO EXCHANGE EXISTING NOTES FOR NEW NOTES.

THE EXCHANGE OFFER

     The exchange of Existing Notes pursuant to the Exchange Offer should be treated as a continuation of the corresponding Existing Notes because the terms of the New Notes are not materially different from the terms of the Existing Notes. Accordingly, such exchange should not constitute a taxable event to U.S. Holders and, therefore, (i) no gain or loss should be realized by U.S. Holders upon receipt of a New Note, (ii) the holding period of the New Note should include the holding period of the Old Note exchanged therefor and (iii) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Old Note exchanged therefor immediately before the exchange.

STATED INTEREST

     Stated interest on a Note will be taxable to a U.S. Holder as ordinary interest income at the time that such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. The Notes are not considered to have been issued with original issue discount for federal income tax purposes.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     A U.S. Holder's tax basis in a Note generally will be its cost. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a Note in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the Note. Gain or loss recognized on the sale, exchange or retirement of a Note (excluding amounts received in respect of accrued interest, which will be taxable as ordinary interest income) generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year.

BACKUP WITHHOLDING

     Under certain circumstances, a U.S. Holder of a Note may be subject to "backup withholding" at a 31% rate with respect to payments of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies if the U.S. Holder fails to furnish his or her social security number or other taxpayer identification number in the specified manner and in certain other circumstances. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from backup withholding if their exempt status is properly established.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Effective Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In
addition, until          , 1997 (90 days after the date of this Prospectus), all
dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market price or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Existing Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the New Notes offered hereby will be passed upon for the Company by Dechert Price & Rhoads, New York, New York.

                                    EXPERTS

     The combined financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                            CLARK MATERIAL HANDLING

             INDEX TO COMBINED FINANCIAL STATEMENTS AND INFORMATION

                                                                                       PAGE
                                                                                       ----
Report of Independent Accountants....................................................   F-2
Audited Combined Balance Sheet as of December 31, 1994 and 1995......................   F-3
Audited Combined Statement of Operations for the years ended December 31, 1993, 1994
  and 1995...........................................................................   F-4
Audited Combined Statement of Stockholder's Deficit as of December 31, 1992, 1993,
  1994 and 1995......................................................................   F-5
Audited Combined Statement of Cash Flows for the years ended December 31, 1993, 1994
  and 1995...........................................................................   F-6
Notes to Audited Combined Financial Statements.......................................   F-7
Unaudited Combined Balance Sheet as of September 30, 1996............................  F-19
Unaudited Combined Statement of Operations for the nine months ended September 30,
  1995 and 1996......................................................................  F-20
Unaudited Combined Statement of Cash Flows for the nine months ended September 30,
  1995 and 1996......................................................................  F-21
Notes to Unaudited Combined Financial Statements.....................................  F-22
Unaudited Pro Forma Combined Financial Information...................................   P-1
Unaudited Pro Forma Combined Balance Sheet as of September 30, 1996..................   P-2
Unaudited Pro Forma Combined Statement of Operations for the year ended December 31,
  1995...............................................................................   P-4
Unaudited Pro Forma Combined Statement of Operations for the nine months ended
  September 30, 1996.................................................................   P-5
Unaudited Pro Forma Combined Statement of Operations for the twelve months ended
  September 30, 1996.................................................................   P-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Terex Corporation

     In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of stockholder's deficit and of cash flows present fairly, in all material respects, the combined financial position of Terex Corporation's material handling business ("Clark Material Handling") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Stamford, Connecticut
March 22, 1996

                            CLARK MATERIAL HANDLING

                             COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
CURRENT ASSETS
  Cash and cash equivalents............................................  $  1,514     $    819
  Cash securing letters of credit......................................       220          736
  Trade receivables (less allowance of $3,600 in 1994 and $2,867 in
     1995).............................................................    39,193       39,433
  Net inventories......................................................    65,779       68,464
  Other current assets.................................................     2,888        4,660
                                                                         --------     --------
          Total Current Assets.........................................   109,594      114,112
LONG-TERM ASSETS
  Property, plant and equipment -- net.................................    60,697       58,194
  Goodwill -- net......................................................     3,408        3,138
  Other assets.........................................................    20,963       17,265
                                                                         --------     --------
TOTAL ASSETS...........................................................  $194,662     $192,709
                                                                         ========     ========
CURRENT LIABILITIES
  Notes payable........................................................  $  2,078     $    879
  Current portion of capital lease obligations.........................     1,256        2,414
  Trade accounts payable...............................................    63,619       61,535
  Accrued compensation and benefits....................................     4,658        4,585
  Accrued warranties and product liability.............................    17,886       19,012
  Other current liabilities............................................    12,729        9,834
                                                                         --------     --------
          Total Current Liabilities....................................   102,226       98,259
NON CURRENT LIABILITIES
  Capital lease obligations, less current portion......................     5,706        4,140
  Allocated long-term debt.............................................    51,754       51,220
  Accrued warranties and product liability.............................    29,624       31,661
  Accrued pension......................................................    12,805       13,070
  Other non current liabilities........................................     4,110        3,435
COMMITMENTS AND CONTINGENCIES
DUE TO PARENT COMPANY..................................................    68,459       87,646
STOCKHOLDER'S DEFICIT
  Accumulated deficit..................................................   (76,107)     (94,873)
  Cumulative translation adjustment....................................    (3,915)      (1,849)
                                                                         --------     --------
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT............................  $194,662     $192,709
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                        COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
NET SALES..................................................  $395,625     $472,652     $528,759
COST OF GOODS SOLD.........................................   373,313      429,744      484,035
  Gross Profit.............................................    22,312       42,908       44,724
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES...........    46,505       41,702       31,183
PARENT COMPANY MANAGEMENT FEES.............................     4,380        8,453        6,996
SEVERANCE AND EXIT CHARGES.................................        --        6,736        3,478
                                                             --------     --------     --------
  Income (Loss) from operations............................   (28,573)     (13,983)       3,067
OTHER INCOME (EXPENSE):
  Interest income..........................................       298          653          602
  Allocated interest expense from Parent Company...........   (16,756)     (14,361)     (16,145)
  Interest expense -- others...............................    (1,169)      (2,221)        (790)
  Amortization of allocated debt issuance costs............    (1,004)        (822)        (530)
  Gain on sale of Drexel business..........................        --        4,742           --
  Property impairment charge...............................        --           --       (2,500)
  Gain (Loss) on sale of property, plant and equipment.....     1,992          (16)        (183)
  Other income (expense) -- net............................       451        1,539         (792)
                                                             --------     --------     --------
  LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS.........   (44,761)     (24,469)     (17,271)
PROVISION FOR INCOME TAXES.................................      (158)        (786)        (148)
                                                             --------     --------     --------
  LOSS BEFORE EXTRAORDINARY ITEMS..........................   (44,919)     (25,255)     (17,419)
EXTRAORDINARY LOSS ON RETIREMENT OF ALLOCATED DEBT.........      (297)        (565)      (1,347)
                                                             --------     --------     --------
  NET LOSS.................................................  $(45,216)    $(25,820)    $(18,766)
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                  COMBINED STATEMENT OF STOCKHOLDER'S DEFICIT
                                 (IN THOUSANDS)

                                                                                        FOREIGN
                                                                                       CURRENCY
                                                                      ACCUMULATED     TRANSLATION
                                                                        DEFICIT       ADJUSTMENTS
                                                                      -----------     -----------
Balance at December 31, 1992........................................   $  (5,071)       $(3,496)
  Net loss..........................................................     (45,216)            --
  Translation adjustment............................................          --         (5,150)
                                                                        --------        -------
Balance at December 31, 1993........................................     (50,287)        (8,646)
  Net loss..........................................................     (25,820)            --
  Translation adjustment............................................          --          4,731
                                                                        --------        -------
Balance at December 31, 1994........................................     (76,107)        (3,915)
  Net loss..........................................................     (18,766)            --
  Translation adjustment............................................          --          2,066
                                                                        --------        -------
Balance at December 31, 1995........................................   $ (94,873)       $(1,849)
                                                                        ========        =======

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
OPERATING ACTIVITIES
  Net Loss.................................................  $(45,216)    $(25,820)    $(18,766)
  Adjustments to reconcile net loss to cash provided by
     (used in) operating activities:
     Depreciation..........................................     8,786       10,066       11,534
     Amortization..........................................     2,097        1,382        1,310
     Extraordinary loss on retirement of allocated debt....       297          565        1,347
     Gain on sale of Drexel business.......................        --       (4,742)          --
     (Gain) loss on sale of property, plant and
       equipment...........................................    (1,992)          16          183
     Property impairment charge............................        --           --        2,500
     Other, net............................................     1,071           --          328
     Changes in operating assets and liabilities:
       Restricted cash.....................................        85          251         (516)
       Trade receivables...................................     5,310       (6,210)        (240)
       Net inventories.....................................    16,497        2,672       (2,685)
       Trade accounts payable..............................   (13,526)      13,027       (2,084)
       Accrued compensation and benefits...................    (2,873)         559          (73)
       Accrued warranties and product liability............    (6,212)       1,344        1,126
     Due to Parent Company.................................    58,915       28,262       19,187
     Other, net............................................   (19,729)     (12,377)      (5,973)
                                                             --------     --------     --------
          Net cash provided by (used in) operating
            activities.....................................     3,510        8,995        7,178
                                                             --------     --------     --------
INVESTING ACTIVITIES
  Capital expenditures.....................................    (8,143)      (6,570)      (5,290)
  Proceeds from sale of assets.............................     9,992        2,984          534
  Proceeds from sale of Drexel business....................        --       10,289           --
  Proceeds from sale-leaseback of Saarn property...........        --        9,981           --
                                                             --------     --------     --------
     Net cash provided by (used in) investing activities...     1,849       16,684       (4,756)
                                                             --------     --------     --------
FINANCING ACTIVITIES
  Principal repayments of long-term debt...................        --       (6,090)          --
  Repayment of allocated debt..............................    (9,992)     (23,254)     (51,754)
  Proceeds from refinancing of allocated debt..............        --           --       51,220
  Other, net...............................................     2,778          135       (1,607)
                                                             --------     --------     --------
     Net cash provided by (used in) financing activities...    (7,214)     (29,209)      (2,141)
                                                             --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS..............................................       254          748         (976)
NET DECREASE IN CASH AND CASH EQUIVALENTS..................    (1,601)      (2,782)        (695)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...........     5,897        4,296        1,514
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................  $  4,296     $  1,514     $    819
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE A -- REPORTING ENTITY AND BASIS OF PRESENTATION

     CMH Acquisition Corp. and CMH Acquisition International Corp. (collectively "Clark Material Handling," "CMH" or the "Company"), incorporated in the state of Delaware, are wholly-owned subsidiaries of Terex Corporation ("Terex" or the "Parent Company"). Terex, through CMH, acquired the Material Handling Operations, comprised of Clark Material Handling Company ("CMHC") and certain affiliated companies, from Clark Equipment Company on July 31, 1992 (the "Acquisition"). The purchase price for all the businesses acquired was $91,090. The assets acquired and the liabilities assumed were valued at their estimated fair market values at the time of the Acquisition. (See Note
C -- "Acquisition.") As a result, the acquisition debt and goodwill associated with the Acquisition have been "pushed down" to the Company's financial statements.

     Parent Company Allocations. The combined financial statements include allocations of Parent Company Acquisition debt and related interest expense. Management Parent Company Corporate Charges, which include corporate overhead costs (including legal, treasury and other shared services), have been allocated to the Company based generally on the percentage of Company revenues to Terex consolidated revenues. Interest has been charged on the corporate charges allocated and the Due to Parent Company balance at a rate of 13% compounded monthly.

     The accompanying combined financial statements reflect the financial position, results of operations and cash flows of CMH.

     CMH is engaged in the design, manufacture, marketing and worldwide distribution and support of internal combustion and electric lift trucks, electric walkies and related components and replacement parts.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Combination. The combined financial statements include the accounts of CMH and their subsidiaries, including CMHC, Clark Material Handling GmbH and Clark Forklift Korea. All material intercompany balances, transactions and profits have been eliminated.

     Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

     Cash Securing Letters of Credit. The Company has certain cash and cash equivalents that are not fully available for use in its operations. Certain international operations collateralize letters of credit and performance bonds with cash deposits.

     Inventories. Inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out ("LIFO") method for U.S. inventories and by the first-in, first-out ("FIFO") method for inventories of international subsidiaries. Approximately 74% and 68% of combined inventories at December 31, 1994 and 1995, respectively, are accounted for under the LIFO method.

     Goodwill. Goodwill, representing the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition, is being amortized on a straight-line basis over fifteen years. Accumulated amortization is $601 and $871 at December 31, 1994 and 1995, respectively. It is the Company's policy to periodically evaluate the carrying value of goodwill, and to recognize impairments when the estimated related future net operating cash flows is less than its carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated future discounted cash flows and the carrying value of the goodwill.

                            CLARK MATERIAL HANDLING

     Allocated Debt Issuance Costs. Debt issuance costs incurred in securing the Parent Company's financing arrangements are capitalized and amortized over the term of the associated debt. Allocated debt issuance costs related to Acquisition debt are allocated to the Company. Allocated capitalized debt issuance costs related to allocated debt that is retired early are charged to expense at the time of retirement. Unamortized allocated debt issuance costs are included in Other Assets and totaled $1,013 and $2,898 at December 31, 1994 and 1995, respectively. During 1993, 1994 and 1995, the Company amortized $1,004, $822 and $530, respectively, of allocated capitalized debt issuance costs; in addition, $297, $565 and $1,347 of such costs were charged to extraordinary loss on early retirement of allocated debt in 1993, 1994 and 1995, respectively.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset beyond its normal useful life are charged to expense when incurred. Plant and equipment are depreciated over the estimated useful lives, not exceeding forty years, of the assets under the straight-line method of depreciation for financial reporting purposes and both straight-line and other methods for tax purposes.

     Revenue Recognition. Revenue and costs are generally recorded when products are shipped and invoiced to customers. Certain new units may be invoiced prior to the time customers take physical possession. Revenue is recognized in such cases only when the customer has a fixed commitment to purchase the units, the units have been completed, tested and made available to the customer for pickup or delivery, and the customer has requested that the Company hold the units for pickup or delivery at a time specified by the customer in the sales documents. In such cases, the units are invoiced under the Company's customary billing terms, title to the units and risks of ownership pass to the customer upon invoicing, the units are segregated from the Company's inventory and identified as belonging to the customer and the Company has no further obligations under the order.

     Accrued Warranties and Product Liability. The Company records accruals for potential warranty and product liability claims based on the Company's claim experience. Warranty costs are accrued at the time revenue is recognized. The Company provides self-insurance accruals for estimated product liability experience on known claims and for claims anticipated to have been incurred which have not yet been reported. The Company's product liability accruals are presented on a gross settlement basis. Product liability payments, including expenses, are estimated to average $7.5 million dollars per year.

     Foreign Currency Translation. Assets and liabilities of the Company's international operations are translated at year-end exchange rates. Income and expenses are translated at average exchange rates prevailing during the year. For operations whose functional currency is the local currency, translation adjustments are accumulated in the Cumulative Translation Adjustment component of Stockholder's Deficit. Gains or losses resulting from foreign currency transactions are included in Other income (expense) -- net.

     Environmental Policies. Environmental expenditures that relate to current operations are either expensed or capitalized depending on the nature of the expenditure. Expenditures relating to conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial actions are probable, and the costs can be reasonably estimated. Such amounts were not material at December 31, 1994 and 1995.

     Income Taxes. Income taxes are provided using the asset and liability method. The Company's U.S. operations are a part of a group that files a consolidated income tax return. The method used to allocate income taxes to members of the group is one in which current and deferred income taxes are calculated on a separate return basis as if the Company had not been included in a consolidated income tax return with its parent. Income taxes for international operations are based upon the individual subsidiary's tax return.

                            CLARK MATERIAL HANDLING

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C -- ACQUISITION

     On July 31, 1992, Terex acquired the Company from Clark Equipment Company. The purchase price of the Acquisition was $91,090, which was funded by $85,000 of cash and a $6,090 note to the seller.

     The Acquisition was accounted for as a purchase with the purchase price of the acquisition allocated to assets acquired and liabilities assumed based upon their respective estimated fair value at the date of the acquisition. Estimated fair values were based on evaluations, estimations, appraisals, actuarial studies and other studies performed by the Parent Company. The excess of purchase price over the net assets acquired ($4,009) is included in Goodwill and is being amortized on a straight-line basis over 15 years.

NOTE D -- INVENTORIES

     Inventories consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Finished equipment...............................................  $ 7,210     $ 9,410
    Replacement parts................................................   18,467      22,966
    Work-in-process..................................................    4,348       3,405
    Raw materials and supplies.......................................   36,300      33,229
                                                                       -------     -------
                                                                        66,325      69,010
    Less: Excess of FIFO inventory value over LIFO cost..............     (546)       (546)
                                                                       -------     -------
         Net inventories.............................................  $65,779     $68,464
                                                                       =======     =======

     In 1994, certain inventory quantities were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of such liquidation was to decrease cost of goods sold by $1,581 in 1994.

NOTE E -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
    Property.......................................................  $  7,742     $  8,348
    Plant..........................................................    18,604       20,262
    Equipment......................................................    50,703       55,433
                                                                     --------     --------
                                                                       77,049       84,043
    Less: Accumulated depreciation.................................   (16,352)     (25,849)
                                                                     --------     --------
         Net property, plant and equipment.........................  $ 60,697     $ 58,194
                                                                     ========     ========

                            CLARK MATERIAL HANDLING

NOTE F -- LONG-TERM OBLIGATIONS

     Long-term debt is summarized as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Allocated acquisition debt:
      13.25% Senior Secured Notes due May 15, 2002
         ("Senior Secured Notes")....................................  $    --     $51,220
      13.0% Senior Secured Notes due August 1, 1996
         ("Old Senior Secured Notes")................................   51,754          --
    Capital lease obligations........................................    6,962       6,554
                                                                       -------     -------
      Total long-term debt...........................................   58,716      57,774
      Current portion of long-term debt..............................    1,256       2,414
                                                                       -------     -------
      Long-term debt, less current portion...........................  $57,460     $55,360
                                                                       =======     =======

  Senior Secured Notes

     On May 9, 1995, Terex issued $250,000 of Senior Secured Notes due May 15, 2002. The Senior Secured Notes were issued in conjunction with Terex's acquisition of substantially all of the capital stock of PPM Cranes, Inc. and P.P.M. S.A. (the "PPM Acquisition") and the refinancing of Terex's debt. Of the total amount $51,220 relates to the refinancing of the debt remaining from the July 1992 acquisition of the Company and has been included in the Company's balance sheet. Except in the event of certain asset sales, there are no principal repayment or sinking fund requirements prior to maturity. The notes bear interest at 13 3/4% per annum. Upon the earlier of (i) the consummation of an exchange offer or (ii) the effectiveness of a Shelf Registration Statement, the interest rate on the notes will decrease to 13 1/4% per annum. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     Repayments of the Senior Secured Notes are guaranteed by certain domestic subsidiaries of Terex (the "Guarantors"), including CMHC and CMH. The Senior Secured Notes are secured by a first priority security interest on substantially all of the assets of Terex and the Guarantors, other than cash and cash equivalents, except that as to accounts receivable and inventory and proceeds thereof, and certain related rights, such security shall be subordinated to liens securing obligations outstanding under any working capital or revolving credit facility secured by such accounts receivable and inventory. The indenture for the Senior Secured Notes places certain limits on Terex's ability to incur additional indebtedness; permit the existence of liens; issue, pay dividends on or redeem equity securities; sell assets; consolidate, merge or transfer assets to another entity; and enter into transactions with affiliates.

  Old Senior Secured Notes

     The Old Senior Secured Notes were retired on May 9, 1995 in conjunction with the PPM Acquisition and the issuance of the Senior Secured Notes. The Company realized an extraordinary loss of $1,347 on the early extinguishment of its allocated share of the Old Senior Secured Notes. The Old Senior Secured Notes were issued in July 1992 for a total of $160,000 ($85,000 allocated to CMH) in conjunction with the Acquisition and a refinancing of the Parent Company's bank debt. Proceeds from the issuance of the Old Senior Secured Notes were used for the cash portion of the Acquisition purchase price, for the settlement of all amounts outstanding under the Parent Company's previous credit facility, for working capital and for transaction costs. During 1993 and 1994 the Company recorded extraordinary losses of $297 and $565, respectively, on the early retirement of its allocated debt based on the proceeds from sales of certain property, plant and equipment.

                            CLARK MATERIAL HANDLING

     The Company paid $1,169, $2,218 and $793 of interest in 1993, 1994 and 1995, respectively.

NOTE G -- LEASE COMMITMENTS

     The Company leases certain facilities, machinery and equipment, and vehicles with varying terms. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Certain of the equipment leases are classified as capital leases and the related assets have been included in Property, Plant and Equipment. Net assets under capital leases were $8,014 and $8,042 at December 31, 1994 and 1995, respectively.

     Future minimum capital and noncancelable operating lease payments and the related present value of capital lease payments at December 31, 1995 are as follows:

                                                                       CAPITAL     OPERATING
                                                                       LEASES       LEASES
                                                                       -------     ---------
    1996.............................................................  $ 3,118      $ 2,574
    1997.............................................................    2,074        2,063
    1998.............................................................    1,352          382
    1999.............................................................      697          136
    2000.............................................................      270           85
    Thereafter.......................................................       22           --
                                                                        ------       ------
              Total minimum obligations..............................    7,533      $ 5,240
                                                                                     ======
    Less amount representing interest................................      979
                                                                        ------
              Present value of net minimum obligations...............    6,554
    Less current portion.............................................    2,414
                                                                        ------
              Long-term obligations..................................  $ 4,140
                                                                        ======

     Most of the Company's operating leases provide the Company with the option to renew the leases for varying periods after the initial lease terms. These renewal options enable the Company to renew the leases based upon the fair rental values at the date of expiration of the initial lease. Total rental expense under operating leases was $3,430, $4,414 and $2,557 in 1993, 1994, and 1995, respectively.

     In 1994, the Company entered into a sale-leaseback transaction for its parts distribution center in Germany. The Company received net proceeds of DM16,500 ($11,000) and will lease the facility under the terms of a five year lease. The Company realized a gain of $3,866 which was deferred and will be amortized as a reduction of rental expense over the lease term ($774 per year). The unamortized gain included in Other Non Current Liabilities is $3,126 and $2,576 at December 31, 1994 and 1995, respectively.

     The Company also routinely enters into sale-leaseback arrangements for certain equipment, which is similarly sold to third-party customers under sales-type lease agreements. The Company maintains a net investment in these leases, represented by the present value of payments due under the leases of $6,554 of which $2,414 is current at December 31, 1995.

     In connection with the original sale-leaseback arrangements underlying the customer leasing program, the Company has an outstanding rental installment obligation which is recorded based on the present value of minimum payments due under the leases.

                            CLARK MATERIAL HANDLING

NOTE H -- INCOME TAXES

     The components of Loss Before Income Taxes and Extraordinary Items are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1993         1994         1995
                                                         --------     --------     --------
    United States......................................  $(43,230)    $ (6,817)    $(16,405)
    Foreign............................................    (1,531)     (17,652)        (866)
                                                         --------     --------     --------
    Loss before income taxes and extraordinary items...   (44,761)    $(24,469)    $(17,271)
                                                         ========     ========     ========

     The major components of the Company's provision for income taxes are summarized below:

                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1993     1994     1995
                                                                    ----     ----     ----
    Current:
      Federal.....................................................  $ --     $ --     $ --
      State.......................................................    --      498       --
      Foreign.....................................................  $158      288      148
                                                                     ---     ----     ----
              Current income tax provision........................   158      786      148
                                                                     ---     ----     ----
    Deferred:
      Deferred federal income tax benefit.........................    --       --       --
                                                                     ---     ----     ----
      Total provision for income taxes............................   158     $786     $148
                                                                     ===     ====     ====

     The tax effects of the basis differences and net operating loss carryforward as of December 31, 1995 and 1994 are summarized below for major balance sheet captions:

                                                                       1994         1995
                                                                     --------     --------
    Net inventories................................................  $(10,209)    $ (8,982)
    Property, plant and equipment..................................    (2,910)      (2,085)
    Other..........................................................       (35)          --
                                                                     --------     --------
              Total deferred tax liabilities.......................   (13,154)     (11,067)
                                                                     --------     --------
    Receivables....................................................       867          759
    Warranties and product liability...............................    17,866       18,773
    All other items................................................     1,623        1,538
    Benefit of net operating loss carryforward.....................    42,716       52,838
                                                                     --------     --------
              Total deferred tax assets............................    63,072       73,908
                                                                     --------     --------
    Deferred tax assets valuation allowance........................   (49,918)     (62,841)
                                                                     --------     --------
      Net deferred tax liabilities.................................  $     --     $     --
                                                                     ========     ========

     Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial statement purposes. A valuation allowance for deferred tax assets as of January 1, 1994 was $47,111. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 were increases of $2,807 and $12,923, respectively. Based on the historical operating results, it is more likely than not that the benefit will not be realized, therefore a valuation allowance has been provided.

                            CLARK MATERIAL HANDLING

     The Company's Provision for Income Taxes is different from the amount which would be provided by applying the statutory federal income tax rate to the Company's Loss Before Income Taxes and Extraordinary Items. The reasons for the difference are summarized below:

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1993        1994        1995
                                                           --------     -------     -------
    Statutory federal income tax rate....................  $(15,666)    $(8,564)    $(6,045)
    Recognition of previously unrecognized tax assets....        --          --          --
    NOL with no current benefit..........................    15,143       2,449       5,651
    Foreign tax differential on income/losses of
      foreign............................................       536       6,178         303
    Goodwill.............................................        --          --          --
    State tax............................................        --         498          --
    Other................................................       145         225         239
                                                           --------     -------     -------
              Total provision for income taxes...........  $    158     $   786     $   148
                                                           ========     =======     =======

     At December 31, 1995, the Company had U.S. federal net operating loss carryforwards of $99,084. The Company's future utilization of U.S. net operating loss carryforwards may be limited should there be a change of ownership under the U.S. income tax laws. The tax basis net operating loss carryforwards expire as follows:

                2007...............................................  $ 6,577
                2008...............................................   57,575
                2009...............................................   21,121
                2010...............................................   13,811
                                                                     -------
                          Total....................................  $99,084
                                                                     =======

     The Company also has various state net operating loss and tax credit carryforwards expiring at various dates through 2010 available to reduce future state taxable income and income taxes. In addition, the Company's foreign subsidiaries have approximately $39,964 of loss carryforwards, $34,585 in Germany, $1,564 in France and $3,815 in other countries, which are available to offset future foreign taxable income. The loss carryforwards in Germany and France are available without expiration. The loss carryforwards in other countries of $3,815 expire in the years 1996 through 2001.

     The Company made income tax payments of $158, $790 and $148 in 1993, 1994 and 1995, respectively.

     The Korean tax authorities have assessed Clark Forklift Korea approximately $1 million related to transfer pricing matters. The Company has retained legal counsel who have filed a protest.

NOTE I -- RETIREMENT PLANS

  Pension Plans

     The Company does not provide any pension plans for its U.S. employees. Certain of the Company's German employees are covered by noncontributory defined benefit pension plans. The Company also maintains separate pension benefit plans for certain German executive employees and for other staff. The executive pension plans are based on final pay and service, and, in some cases, are dependent on social security pensions while the other staff plans are based on fixed amounts applied to the number of years service rendered. The plans are unfunded.

                            CLARK MATERIAL HANDLING

     The components of pension expense for each of the reporting periods covered by these financial statements is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1993      1994      1995
                                                                ------     -----     -----
    Current service cost......................................  $  201     $ 174     $  57
    Interest cost.............................................     862       877       886
    Net amortization and deferrals............................      84      (820)     (927)
                                                                ------      ----       ---
    Defined benefit pension expense...........................  $1,147     $ 231     $  16
                                                                ======      ====       ===

     The following table reconciles the funded status of the Company's defined benefit pension plans to the amounts recognized in the Company's combined balance sheet:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Accumulated benefit obligation, including nonvested benefits of
      $207 and $221 at December 31, 1994 and 1995....................  $11,095     $12,792
    Projected benefit obligations....................................  $11,152     $12,843
    Unrecognized net gain/(loss).....................................    1,902        (930)
    Unrecognized prior service cost..................................       --         368
    Unrecognized transition asset (liability)........................     (665)        620
    Adjustment required to recognize minimum liability...............       --           5
                                                                       -------     -------
    Accrued pension cost.............................................  $12,389     $12,906
                                                                       =======     =======

     The discount rate of 7.5% was used in 1994 and 1995 to determine the projected benefit obligation. During 1994, the Company significantly reduced its German work force in connection with restructuring of its operations. As a result, the Company realized a curtailment gain with respect to these plans, which was recognized as a reduction of the unrecognized transition liability. In 1994 the Company changed certain assumptions used in the actuarial valuation of the plans. These changes in assumptions reflected the reductions in personnel and other changes in the Company's operations, including changes in compensation arrangements, implemented during 1994. These changes resulted in an actuarial gain of $2,724. The gain in excess of 10% of the projected benefit obligation is being amortized over 2 years.

  Savings Plans

     The Company sponsors various tax deferred savings plans into which eligible employees may elect to contribute a portion of their compensation. The Company can, but is not obligated to, contribute to certain of these plans.

  Other Postemployment Benefits

     The Company does not have any benefit program which provides retiree health or life insurance benefits.

NOTE J -- LITIGATION AND CONTINGENCIES

     In the Company's line of business suits have been filed alleging damages for accidents that have arisen in the normal course of operations involving the Company's products. As part of the Acquisition, Terex and the Company assumed both the outstanding and future product liability exposures related to such operations. As of December 31, 1995, CMH had approximately 120 lawsuits outstanding alleging damages for injuries or deaths arising from accidents involving CMH products. Most of the foregoing suits are in various stages of pretrial completion, and certain plaintiffs are seeking punitive as well as compensatory damages. The

                            CLARK MATERIAL HANDLING

Company is self-insured, up to certain limits, for these product liability exposures, as well as for certain exposures related to general, workers' compensation and automobile liability. Insurance coverage is obtained for catastrophic losses as well as those risks required to be insured by law or contract. The Company has recorded and maintains an estimated liability, based in part upon actuarial determinations, in the amount of management's estimate of the Company's aggregate exposure for such self-insured risks.

     The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The Company has recorded provisions for estimated losses in circumstances where a loss is probable and the amount or range of possible amounts of the loss is estimable.

     The Company is contingently liable as a guarantor for certain customers' floor plan obligations with financial institutions. As a guarantor, the Company is obligated to purchase equipment which has been repossessed by the financial institution based upon the unamortized principal balance outstanding. The Company records the repossessed inventory at its estimated net realizable value. Any resultant losses are charged against related reserves. The guarantee under such floor plans aggregated approximately $30,000 at December 31, 1995. The Company has recorded reserves based on management's estimates of potential losses arising from these guarantees. Historically, the Company has incurred only minimal losses relating to these arrangements.

     The Company is contingently liable for a portion of the residual value of machines sold by the Company to an independent company which subsequently leases those machines to third parties for terms generally ranging from three to five years. Sales for which there is a contingent liability were $16,700 in 1993, $15,600 in 1994, and $21,000 in 1995. The Company sells or leases to third parties the repurchased machines. At December 31, 1994 and 1995 there was $240 and $1,065, respectively, of repurchased machines included in inventory. Historically, the Company has made a profit on the subsequent resale of repurchased machines. At December 31, 1995, the maximum contingent liability was approximately $7,100.

     The Company has also given guarantees to financial institutions relating to capital loans and other dealer and customer obligations arising in the ordinary conduct of its business. Such guarantees approximated $3,800 at December 31, 1995. Estimated losses, if any, on such guarantees are accrued as a component of the Allowance for Doubtful Accounts. Historically, the Company has not incurred material losses on these guarantees.

     To enhance its marketing effort and ensure continuity of its dealer network, the Company has also agreed as part of its dealer sales agreements to repurchase certain new and unused equipment in the event of a dealer termination. Repurchase agreements included in operating agreements with an independent financial institution have been patterned after those included in the dealer sales agreements, and provide for repurchase of inventory in certain circumstances of dealer default on financing provided by the financial institution to the dealer. Dealer inventory of approximately $200,000 at December 31, 1995 was covered by those operating agreements. Under these agreements, when dealer terminations do occur, a newly selected dealer generally assumes the assets of the prior dealer and any related financial obligations. Historically, the Company has incurred only minimal losses relating to these arrangements.

     The Parent Company's Credit Facility provides the Parent Company with the ability to borrow (in the form of revolving loans and up to $15,000 in outstanding letters of credit) up to $100,000. The Credit Facility is secured by substantially all of the Parent Company's domestic receivables and inventory (including CMHC). The amount of borrowings is limited to the sum of the following: (i) 75% of the net amount of eligible receivables, as defined, of the Parent Company's U.S. businesses other than CMHC, plus (ii) 70% of the net amount of CMHC eligible receivables, plus (iii) the lesser of 45% of the value of eligible inventory, as defined, or 80% of the appraised orderly liquidation value of eligible inventory less (iv) any availability reserves established by the lenders. The Credit Facility expires May 9, 1998 unless extended by the lenders for one additional year. At the option of the Parent Company, revolving loans may be in the form of prime rate

                            CLARK MATERIAL HANDLING
loans initially bearing interest at the rate of 1.75% per annum in excess of the prime rate and Eurodollar rate loans initially bearing interest at the rate of 3.75% per annum in excess of the adjusted Eurodollar rate.

     The Company's outstanding letters of credit totaled $736 at December 31, 1995. The letters of credit generally serve as collateral for certain liabilities included in the combined balance sheet. Certain of the letters of credit serve as collateral guaranteeing the Company's performance under contracts.

NOTE K -- RELATED PARTY TRANSACTIONS

     The Company had transactions with various unconsolidated affiliates as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1993        1994        1995
                                                            -------     -------     -------
    Distribution expenses...............................    $ 7,619     $ 6,584     $ 7,088
    Terex management fee allocation.....................      4,380       8,453       6,996
    Interest expense....................................    $16,756     $14,361     $16,145
    Interest income.....................................         --         560         480

     Debt has been allocated by Terex to the Company based on the initial purchase price of $91 million, subsequently reduced by proceeds from the sale of Drexel, the Saarn property sale-leaseback, and the sale of other property, plant and equipment. Interest on the debt has been allocated at 13%, compounded monthly. Interest accrued on the allocated debt is included in the Company's combined balance sheet as a component of Due to Parent Company.

     The Company utilizes the services of the Terex worldwide distribution center for services related to its replacement parts business. Distribution expenses, which are included in Cost of Goods Sold, reflect the charges for those services.

     Sales to affiliated companies were not material in any of the years presented.

NOTE L -- BUSINESS SEGMENT INFORMATION

     The Company operates in one industry segment, that being the design, manufacture and sale of a complete line of internal combustion and electric lift trucks, electric walkies, and related components and replacement parts. These products are used in material handling applications in a broad array of manufacturing, distribution and transportation industries.

                            CLARK MATERIAL HANDLING

     Geographic segment information is presented below:

                                                           1993         1994         1995
                                                         --------     --------     --------
    Sales
      North America....................................  $287,216     $350,604     $385,611
      Europe...........................................   110,765      137,478      162,396
      All other........................................    22,570       26,800          116
      Eliminations.....................................   (24,926)     (42,230)     (19,364)
                                                         --------     --------     --------
              Total....................................  $395,625     $472,652     $528,759
                                                         ========     ========     ========
    Income (Loss) from Operations
      North America....................................  $(24,499)    $ (8,403)    $   (523)
      Europe...........................................    (6,128)      (5,405)       3,973
      All other........................................     1,914         (541)        (379)
      Eliminations.....................................       140          366           (4)
                                                         --------     --------     --------
              Total....................................  $(28,573)    $(13,983)    $  3,067
                                                         ========     ========     ========
    Identifiable Assets
      North America....................................  $120,605     $107,930     $ 95,107
      Europe...........................................    84,248       91,931      101,054
      All other........................................    18,148       14,899        9,650
      Eliminations.....................................   (14,217)     (20,098)     (13,102)
                                                         --------     --------     --------
              Total....................................  $208,784     $194,662     $192,709
                                                         ========     ========     ========

     Sales between geographic areas are generally priced to recover costs plus a reasonable markup for profit. Operating income equals net sales less direct and allocated operating expenses, excluding interest and other nonoperating items.

     The Company is not dependent upon any single customer.

     Export sales from U.S. operations were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1993        1994        1995
                                                            -------     -------     -------
    North and South America...............................  $14,672     $17,542     $37,306
    Europe, Africa and Middle East........................    2,110       2,053       4,728
    Asia and Australia....................................    2,982       6,002       5,016
                                                            -------     -------     -------
                                                            $19,764     $25,597     $47,050
                                                            =======     =======     =======

NOTE M -- SEVERANCE ACTIONS

     In 1994, the Company announced personnel reductions in plant supervision, engineering, marketing and administration totaling approximately 160 employees in its North American and European operations. Also in 1994, the Company announced additional personnel reductions totaling approximately 90 employees in conjunction with the closing of the Korean plant and certain branch sales offices in France. The Company recorded a combined charge of $6,736 for costs, principally severance costs, associated with these actions.

     The Company announced personnel reductions totaling approximately 134 employees in the North American operations during 1995 as a continuation of the Company's programs to increase manufacturing efficiency, reduce costs and improve liquidity. The Company recorded a combined charge of $3,478 in 1995

                            CLARK MATERIAL HANDLING
for severance costs associated with these actions and additional costs associated with the closing of certain administrative and warehouse facilities. Also during 1995, the Company recorded a charge of $2,500 to recognize the impairment in value of certain properties held for sale in Korea.

NOTE N -- LIQUIDITY AND FINANCING

     The Company's business is working capital intensive and requires funding for purchases of production and replacement parts inventories, capital expenditures for repair, replacement and upgrading of existing facilities as well as financing of receivables from customers and dealers. The Parent Company has significant debt service requirements including semi-annual interest payments on senior debt and monthly interest payments on its credit facility.

     CMH's sources of financing are integrated with those of Terex Corporation. Cash flows between CMH and Terex are funded through an intercompany account. Terex and CMH believe that Terex as a whole has sufficient resources to meet operating requirements for the foreseeable future.

                            CLARK MATERIAL HANDLING

                        UNAUDITED COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                     DECEMBER 31,     SEPTEMBER 30,
                                                                         1995             1996
                                                                     ------------     -------------
CURRENT ASSETS
  Cash and cash equivalents........................................    $    819         $   1,424
  Cash securing letters of credit..................................         736               957
  Trade receivables (less allowance of $2,867 in 1995 and $2,752 in
     1996).........................................................      39,433            38,845
  Net inventories..................................................      68,464            62,997
  Other current assets.............................................       4,660             4,593
                                                                       --------          --------
          Total Current Assets.....................................     114,112           108,816
LONG-TERM ASSETS
  Property, plant and equipment -- net.............................      58,194            51,434
  Goodwill -- net..................................................       3,138             2,814
  Other assets.....................................................      17,265            17,593
                                                                       --------          --------
TOTAL ASSETS.......................................................    $192,709         $ 180,657
                                                                       ========          ========
CURRENT LIABILITIES
  Notes payable....................................................    $    879         $     424
  Current portion of capital lease obligations.....................       2,414             2,408
  Trade accounts payable...........................................      61,535            51,802
  Accrued compensation and benefits................................       4,585             4,911
  Accrued warranties and product liability.........................      19,012            17,773
  Other current liabilities........................................       9,834             7,976
                                                                       --------          --------
          Total Current Liabilities................................      98,259            85,294
NON CURRENT LIABILITIES
  Capital lease obligations, less current portion..................       4,140             3,791
  Allocated long-term debt.........................................      51,220            51,138
  Accrued warranties and product liability.........................      31,661            31,090
  Accrued pension..................................................      13,070            12,720
  Other non-current liabilities....................................       3,435             4,934
COMMITMENTS AND CONTINGENCIES
DUE TO PARENT COMPANY..............................................      87,646            93,631
STOCKHOLDER'S DEFICIT
  Accumulated deficit..............................................     (94,873)          (97,753)
  Cumulative translation adjustment................................      (1,849)           (4,188)
                                                                       --------          --------
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT........................    $192,709         $ 180,657
                                                                       ========          ========

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
NET SALES..............................................................  $404,418     $334,889
COST OF GOODS SOLD.....................................................   372,470      297,297
                                                                         --------     --------
  Gross Profit.........................................................    31,948       37,592
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES.......................    24,523       22,009
PARENT COMPANY MANAGEMENT FEES.........................................     5,428        4,701
SEVERANCE AND EXIT CHARGES.............................................     3,478           --
                                                                         --------     --------
  Income (Loss) from operations........................................    (1,481)      10,882
OTHER INCOME (EXPENSE):
  Interest income......................................................        64          126
  Allocated interest expense from Parent Company.......................   (11,365)     (13,175)
  Interest expense -- others...........................................      (680)        (278)
  Amortization of allocated debt issuance costs........................      (417)        (338)
  Property impairment charge...........................................    (2,500)          --
  Loss on sale of property, plant and equipment........................      (104)        (277)
  Other income (expense) -- net........................................      (798)         180
                                                                         --------     --------
  LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS.....................   (17,281)      (2,880)
PROVISION FOR INCOME TAXES.............................................      (135)          --
                                                                         --------     --------
  LOSS BEFORE EXTRAORDINARY ITEMS......................................   (17,416)      (2,880)
EXTRAORDINARY LOSS ON RETIREMENT OF ALLOCATED DEBT.....................    (1,347)          --
                                                                         --------     --------
  NET LOSS.............................................................  $(18,763)    $ (2,880)
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                   UNAUDITED COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
OPERATING ACTIVITIES
Net Loss...............................................................  $(18,763)    $ (2,880)
Adjustments to reconcile net loss to cash provided by (used in)
  operating activities:
  Depreciation.........................................................     8,733        7,894
  Amortization.........................................................     1,085          945
  Extraordinary loss on retirement of allocated debt...................     1,347           --
  (Gain) loss on sale of property, plant and equipment.................       104          227
  Property impairment charge...........................................     2,500           --
  Other................................................................       263          223
  Changes in operating assets and liabilities:
     Restricted cash...................................................      (395)        (221)
     Trade receivables.................................................    (1,986)         588
     Net inventories...................................................    (4,074)       5,467
     Trade accounts payable............................................    (3,147)      (9,733)
     Accrued compensation and benefits.................................       606          326
     Accrued warranties and product liability..........................     1,167       (1,239)
  Due to Parent Company................................................    21,056        5,985
  Other, net...........................................................    (2,760)      (2,256)
                                                                         --------     --------
       Net cash provided by (used in) operating activities.............     5,736        5,326
                                                                         --------     --------
INVESTING ACTIVITIES
  Capital expenditures.................................................    (3,996)      (2,478)
  Proceeds from sale of assets.........................................       433           82
                                                                         --------     --------
       Net cash provided by (used in) investing activities.............    (3,563)      (2,396)
                                                                         --------     --------
FINANCING ACTIVITIES
  Repayment of allocated debt..........................................   (51,754)         (82)
  Proceeds from refinancing of allocated debt..........................    51,220           --
  Other, net...........................................................    (1,152)        (810)
                                                                         --------     --------
       Net cash provided by (used in) financing activities.............    (1,686)        (892)
                                                                         --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS...........    (1,409)      (1,433)
                                                                         --------     --------
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.................      (922)         605
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......................     1,514          819
                                                                         --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............................  $    592     $  1,424
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                            CLARK MATERIAL HANDLING

                NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

NOTE A -- REPORTING ENTITY AND BASIS OF PRESENTATION

     CMH Acquisition Corp. and CMH Acquisition International Corp. (collectively "Clark Material Handling," "CMH" or the "Company"), incorporated in the state of Delaware, are wholly-owned subsidiaries of Terex Corporation ("Terex" or the "Parent Company"). Terex, through CMH, acquired the Material Handling Operations, comprised of Clark Material Handling Company ("CMHC") and certain affiliated companies, from Clark Equipment Company on July 31, 1992 (the "Acquisition"). The purchase price for all the businesses acquired was $91,090. The assets acquired and the liabilities assumed were valued at their estimated fair market values at the time of the Acquisition. As a result, the acquisition debt and goodwill associated with the Acquisition have been "pushed down" to the Company's financial statements.

     Parent Company Allocations. The combined financial statements include allocations of Parent Company Acquisition debt and related interest expense. Corporate charges, which include corporate overhead costs (including legal, treasury and other shared services), have been allocated to the Company based generally on the percentage of Company revenues to Terex consolidated revenues. Interest has been charged on the corporate charges allocated and the Due to Parent Company balance at a rate of 13% compounded monthly.

     The accompanying combined financial statements reflect the financial position, results of operations and cash flows of CMH.

     CMH is engaged in the design, manufacture, marketing and worldwide distribution and support of internal combustion and electric lift trucks, electric walkies and related components and replacement parts.

     In the opinion of management, all adjustments considered necessary for a fair presentation have been made. Such adjustments consist only of those of a recurring nature. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Combination. The combined financial statements include the accounts of CMH and their subsidiaries, including CMHC, Clark Material Handling GmbH and Clark Forklift Korea. All material intercompany balances, transactions and profits have been eliminated.

     Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

     Cash Securing Letters of Credit. The Company has certain cash and cash equivalents that are not fully available for use in its operations. Certain international operations collateralize letters of credit and performance bonds with cash deposits.

     Inventories. Inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out ("LIFO") method for U.S. inventories and by the first-in, first-out ("FIFO") method for inventories of international subsidiaries. Approximately 68% and 70% of combined inventories at December 31, 1995 and September 30, 1996, respectively, are accounted for under the LIFO method.

     Goodwill. Goodwill, representing the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition, is being amortized on a straight-line basis over fifteen years. It is the Company's policy to periodically evaluate the carrying value of goodwill, and to recognize impairments when the estimated related future net operating cash flows is less than its carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated future discounted cash flows and the carrying value of the goodwill.

                            CLARK MATERIAL HANDLING

                                 (IN THOUSANDS)

     Allocated Debt Issuance Costs. Debt issuance costs incurred in securing the Parent Company's financing arrangements are capitalized and amortized over the term of the associated debt. Allocated debt issuance costs related to Acquisition debt are allocated to the Company. Allocated capitalized debt issuance costs related to allocated debt that is retired early are charged to expense at the time of retirement. Unamortized allocated debt issuance costs are included in Other Assets and totaled $2,898 and $2,560 at December 31, 1995 and September 30, 1996, respectively.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset beyond its normal useful life are charged to expense when incurred. Plant and equipment are depreciated over the estimated useful lives, not exceeding forty years, of the assets under the straight-line method of depreciation for financial reporting purposes and both straight-line and other methods for tax purposes.

     Revenue Recognition. Revenue and costs are generally recorded when products are shipped and invoiced to customers. Certain new units may be invoiced prior to the time customers take physical possession. Revenue is recognized in such cases only when the customer has a fixed commitment to purchase the units, the units have been completed, tested and made available to the customer for pickup or delivery, and the customer has requested that the Company hold the units for pickup or delivery at a time specified by the customer in the sales documents. In such cases, the units are invoiced under the Company's customary billing terms, title to the units and risks of ownership pass to the customer upon invoicing, the units are segregated from the Company's inventory and identified as belonging to the customer and the Company has no further obligations under the order.

     Accrued Warranties and Product Liability. The Company records accruals for potential warranty and product liability claims based on the Company's claim experience. Warranty costs are accrued at the time revenue is recognized. The Company provides self-insurance accruals for estimated product liability experience on known claims and for claims anticipated to have been incurred which have not yet been reported. The Company's product liability accruals are presented on a gross settlement basis.

     Foreign Currency Translation. Assets and liabilities of the Company's international operations are translated at year-end exchange rates. Income and expenses are translated at average exchange rates prevailing during the year. For operations whose functional currency is the local currency, translation adjustments are accumulated in the Cumulative Translation Adjustment component of Stockholder's Deficit. Gains or losses resulting from foreign currency transactions are included in Other income (expense) -- net.

     Environmental Policies. Environmental expenditures that relate to current operations are either expensed or capitalized depending on the nature of the expenditure. Expenditures relating to conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial actions are probable, and the costs can be reasonably estimated.

     Income Taxes. Income taxes are provided using the asset and liability method. The Company's U.S. operations are a part of a group that files a consolidated income tax return. The method used to allocate income taxes to members of the group is one in which current and deferred income taxes are calculated on a separate return basis as if the Company had not been included in a consolidated income tax return with its parent. Income taxes for international operations are based upon the individual subsidiary's tax return.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

                            CLARK MATERIAL HANDLING

                                 (IN THOUSANDS)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C -- INVENTORIES

     Inventories consist of the following:

                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
    Finished equipment.........................................    $  9,410          $15,151
    Replacement parts..........................................      22,966           23,362
    Work-in-process............................................       3,405            1,548
    Raw materials and supplies.................................      33,229           23,482
                                                                    -------          -------
                                                                     69,010           63,543
    Less: Excess of FIFO inventory value over LIFO cost........        (546)            (546)
                                                                    -------          -------
      Net inventories..........................................    $ 68,464          $62,997
                                                                    =======          =======

NOTE D -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
    Property...................................................    $  8,348         $   7,846
    Plant......................................................      20,262            19,465
    Equipment..................................................      55,433            55,831
                                                                   --------          --------
                                                                     84,043            83,142
    Less: Accumulated depreciation.............................     (25,849)          (31,708)
                                                                   --------          --------
      Net property, plant and equipment........................    $ 58,194         $  51,434
                                                                   ========          ========

NOTE E -- LITIGATION AND CONTINGENCIES

     In the Company's line of business suits have been filed alleging damages for accidents that have arisen in the normal course of operations involving the Company's products. As part of the Acquisition, Terex and the Company assumed both the outstanding and future product liability exposures related to such operations. As of September 30, 1996, CMH had approximately 120 lawsuits outstanding alleging damages for injuries or deaths arising from accidents involving CMH products. Most of the foregoing suits are in various stages of pretrial completion, and certain plaintiffs are seeking punitive as well as compensatory damages. The Company is self-insured, up to certain limits, for these product liability exposures, as well as for certain exposures related to general, workers' compensation and automobile liability. Insurance coverage is obtained for catastrophic losses as well as those risks required to be insured by law or contract. The Company has recorded and maintains an estimated liability, based in part upon actuarial determinations, in the amount of management's estimate of the Company's aggregate exposure for such self-insured risks.

     The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The Company has recorded provisions for estimated losses in circumstances where a loss is probable and the amount or range of possible amounts of the loss is estimable.

     The Company is contingently liable as a guarantor for certain customers' floor plan obligations with financial institutions. As a guarantor, the Company is obligated to purchase equipment which has been repossessed by the financial institution based upon the unamortized principal balance outstanding. The

                            CLARK MATERIAL HANDLING

                                 (IN THOUSANDS)

Company records the repossessed inventory at its estimated net realizable value. Any resultant losses are charged against related reserves. The guarantee under such floor plans aggregated approximately $25,000 at September 30, 1996. The Company has recorded reserves based on management's estimates of potential losses arising from these guarantees. Historically, the Company has incurred only minimal losses relating to these arrangements.

     The Company is contingently liable for a portion of the residual value of machines sold by the Company to an independent company which subsequently leases those machines to third parties for terms generally ranging from three to five years. The Company sells or leases to third parties the repurchased machines; the repurchased machines are included in inventory. At September 30, 1996, the maximum contingent liability under these programs was $9,900. The Company has also given guarantees to financial institutions relating to capital loans and other dealer and customer obligations arising in the ordinary conduct of its business. Estimated losses, if any, on such guarantees are accrued as a component of the Allowance for Doubtful Accounts. Historically, the Company has not incurred material losses on these guarantees.

     To enhance its marketing effort and ensure continuity of its dealer network, the Company has also agreed as part of its dealer sales agreements to repurchase certain new and unused equipment in the event of a dealer termination. Repurchase agreements included in operating agreements with an independent financial institution have been patterned after those included in the dealer sales agreements, and provide for repurchase of inventory in certain circumstances of dealer default on financing provided by the financial institution to the dealer. Under these agreements, when dealer terminations do occur, a newly selected dealer generally assumes the assets of the prior dealer and any related financial obligations. Historically, the Company has incurred only minimal losses relating to these arrangements.

     The Parent Company's Credit Facility provides the Parent Company with the ability to borrow (in the form of revolving loans and up to $15,000 in outstanding letters of credit) up to $100,000. The Credit Facility is secured by substantially all of the Parent Company's domestic receivables and inventory (including CMHC). The amount of borrowings is limited to the sum of the following: (i) 75% of the net amount of eligible receivables, as defined, of the Parent Company's U.S. businesses other than CMHC, plus (ii) 70% of the net amount of CMHC eligible receivables, plus (iii) the lesser of 45% of the value of eligible inventory, as defined, or 80% of the appraised orderly liquidation value of eligible inventory less (iv) any availability reserves established by the lenders. The Credit Facility expires May 9, 1998 unless extended by the lenders for one additional year. At the option of the Parent Company, revolving loans may be in the form of prime rate loans initially bearing interest at the rate of 1.75% per annum in excess of the prime rate and Eurodollar rate loans initially bearing interest at the rate of 3.75% per annum in excess of the adjusted Eurodollar rate.

     The Company's outstanding letters of credit totaled $3,474 at September 30, 1996. The letters of credit generally serve as collateral for certain liabilities included in the combined balance sheet. Certain of the letters of credit serve as collateral guaranteeing the Company's performance under contracts.

NOTE F -- ACQUISITION OF THE COMPANY

     CLARK and CMH Holdings Corporation, a Delaware corporation, were formed by Citicorp Venture Capital Ltd. and certain members of management of CLARK to effect the acquisition of substantially all the assets and certain liabilities of Clark Material Handling Company, a Kentucky corporation, and all of the outstanding capital stock of certain of its affiliates, including its German, Korean, Brazilian and Canadian affiliates. The acquisition was consummated on November 27, 1996 pursuant to a Stock and Asset Purchase and Sale Agreement dated as of November 9, 1996 among Terex and certain of its subsidiaries, as sellers, and CLARK, as buyer. The aggregate consideration for the acquisition was $139.5 million, which is subject to certain post-closing adjustments.

                            CLARK MATERIAL HANDLING

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined financial information (the "Unaudited Pro Forma Combined Financial Information") has been derived from the application of pro forma adjustments to the Company's combined historical financial statements included elsewhere herein. The Unaudited Pro Forma Combined Financial Information gives effect to the Transactions as if such events had occurred on September 30, 1996 for purposes of the unaudited pro forma combined balance sheet and on January 1, 1995 for purposes of the unaudited pro forma combined statements of operations for the year ended December 31, 1995, the nine months ended September 30, 1996, and the twelve months ended September 30, 1996, respectively. The pro forma adjustments are described in the accompanying notes. The Unaudited Pro Forma Combined Financial Information is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been if the aforementioned events had occurred on the dates specified or to project the Company's financial position or results of operations at any future date or for any future periods. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the Company's combined historical financial statements, and the notes thereto, included elsewhere herein.

     The Unaudited Pro Forma Combined Financial Information with respect to the Acquisition is based on the historical financial statements of the business acquired. The Acquisition will be accounted for under the purchase method of accounting. The purchase price for the Acquisition, including the related fees and expenses, has been allocated to the tangible and identifiable intangible assets or liabilities of the acquired business based upon the Company's preliminary estimates of their fair value with the remainder allocated to goodwill. The allocation of purchase price for the Acquisition is subject to revision when additional information concerning asset and liability valuation becomes available. The pro forma adjustments directly attributable to the Transactions include adjustments to interest expense related to the financing and changes in amortization of intangible assets relating to the allocation of the purchase price and the related tax effects. The purchase price of $139.5 million is subject to adjustment under the provisions of the Acquisition Agreement. See "The Transactions" and "Risk Factors -- Lack of Independent Operating History."

                            CLARK MATERIAL HANDLING

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                  AS OF SEPTEMBER 30, 1996
                                                         ------------------------------------------
                                                                         PRO FORMA
                                                         HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                         ----------     -----------       ---------
CURRENT ASSETS
Cash and cash equivalents..............................  $    1,424      $   9,963(1)     $  11,387
Cash securing letters of credit........................         957                             957
Net trade receivables..................................      38,845                          38,845
Net inventories........................................      62,997                          62,997
Other current assets...................................       4,593                           4,593
                                                          ---------       --------
          Total Current Assets.........................     108,816          9,963          118,779
LONG-TERM ASSETS
Property, Plant and Equipment, Net.....................      51,434            440(2)        51,874
Goodwill -- net........................................       2,814         97,760(3)       100,574
Other assets...........................................      17,593          2,940(4)        20,533
                                                          ---------       --------
TOTAL ASSETS...........................................  $  180,657      $ 111,103        $ 291,760
                                                          =========       ========
CURRENT LIABILITIES
Notes payable..........................................  $      424           (424)(5)    $      --
Current portion of capital lease obligations...........       2,408                           2,408
Accounts payable.......................................      51,802            440(2)        52,242
Accrued compensation and benefits......................       4,911                           4,911
Other current liabilities..............................       7,976           (194)(6)        7,782
Accrued product liability and warranty expense.........      17,773                          17,773
                                                          ---------       --------
          Total Current Liabilities....................      85,294           (178)          85,116
NON CURRENT LIABILITIES
Capital lease obligations, less current portion........       3,791                           3,791
Allocated long-term debt...............................      51,138        (51,138)(5)           --
Long-term debt.........................................          --        130,000(7)       130,000
Accrued warranties and product liability...............      31,090                          31,090
Accrued pension........................................      12,720                          12,720
Other non-current liabilities..........................       4,934           (891)(6)        4,043
DUE TO PARENT..........................................      93,631        (93,631)(5)           --
STOCKHOLDER'S EQUITY (DEFICIT).........................    (101,941)       126,941(8)        25,000
                                                          ---------       --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)...  $  180,657      $ 111,103        $ 291,760
                                                          =========       ========

---------------
(1) To eliminate cash retained by former parent company ($37) and reflect net cash resulting from issuance of Notes ($130,000), Equity Contribution by Holdings ($25,000), payment of estimated debt issuance costs ($5,500) and payment of purchase price ($139,500).

(2) To reflect fixed asset addition and related liability.

(3) To reflect goodwill ($100,574) resulting from the Transactions and eliminate pre-acquisition goodwill ($2,814). The Company intends to amortize goodwill over a forty year period. The purchase price used to determine the goodwill amount does not reflect any adjustment that might occur on the closing date for changes in working capital after September 30, 1996.

(4) To reflect capitalized debt issuance costs ($5,500) related to issuance of the Notes and eliminate debt issuance costs allocated by former parent company ($2,560).

(5) To eliminate liabilities not assumed by the Company.

(6) To accrue rent ($1,074) and related costs ($427) of unused facility and eliminate unamortized gain recorded by predecessor on sale-leaseback transaction ($2,586) as follows.

                                                                   CURRENT     LONG-TERM
                                                                   -------     ---------
        Eliminate deferred gain..................................   $(787)      $(1,799)
        Accrue rent and related costs of unused facility.........     593           908
                                                                    -----       -------
                                                                    $(194)      $  (891)
                                                                    =====       =======

(7) To reflect issuance of the Notes.

(8) To eliminate stockholder's deficit and reflect the Equity Contribution.

                            CLARK MATERIAL HANDLING

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995
                                 (in thousands)

                                                                          PRO FORMA
                                                          HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                          ----------     -----------       ---------
NET SALES...............................................   $ 528,759             --        $ 528,759
COST OF GOODS SOLD......................................     484,035      $   2,445(1)       486,480
                                                            --------       --------         --------
  Gross Profit..........................................      44,724         (2,445)          42,279
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES........      31,183          1,500(2)        32,683
PARENT COMPANY MANAGEMENT FEES..........................       6,996         (6,996)(3)           --
SEVERANCE AND EXIT CHARGES..............................       3,478             --            3,478
                                                            --------       --------         --------
  Income (Loss) from Operations.........................       3,067          3,051            6,118
OTHER INCOME (EXPENSE):
  Interest income.......................................         602             --              602
  Allocated interest expense from Parent Company........     (16,145)        16,145(4)            --
  Interest expense -- others............................        (790)       (13,975)(5)      (14,765)
  Amortization of allocated debt issuance costs.........        (530)           (20)(6)         (550)
  Property impairment charge............................      (2,500)            --           (2,500)
  Loss on sale of property, plant and equipment.........        (183)            --             (183)
  Other income (expense) -- net.........................        (792)            --             (792)
                                                            --------       --------         --------
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS........     (17,271)         5,201          (12,070)
PROVISION FOR INCOME TAXES..............................        (148)            --             (148)
                                                            --------       --------         --------
LOSS BEFORE EXTRAORDINARY ITEMS.........................   $ (17,419)     $   5,201        $ (12,218)
                                                            ========       ========         ========

---------------
(1) To eliminate pre-acquisition goodwill ($307) and reflect amortization of goodwill resulting from the Transactions ($2,514); eliminate amortization of deferred gain relating to predecessor's sale-leaseback of facilities ($787); and eliminate rental and related costs of abandoned facility ($593) net of incremental costs in other facilities for relocated employees ($44). Included in historical cost of goods sold is $7,088 charged by former parent company for certain services rendered and expenses incurred in connection with the distribution of parts at the Southaven Facility. No pro forma effect has been given to the elimination of these charges or the inclusion of other expenses expected to be incurred to replace these amounts (including charges under the Service Agreement) following consummation of the Transactions because the amount of such other expenses is not readily discernable. Management believes, however, that such other expenses will not be materially different than the historical charges. See "Certain Relationships and Related Transactions -- Service Agreement" and "Risk Factors -- Lack of Independent Operating History."

(2) To reflect estimated costs ($1,500) to be incurred to replace certain legal, accounting and administrative services previously provided by former parent company.

(3) To eliminate former parent company management fees.

(4) To eliminate interest expense allocated by former parent company.

(5) To reflect interest expense on the Notes calculated at 10 3/4% per annum.

(6) To eliminate amortization of allocated debt issuance costs and reflect amortization of debt issuance costs related to the Notes ($5,500) over a ten year period.

                            CLARK MATERIAL HANDLING

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                 (in thousands)

                                                                          PRO FORMA
                                                          HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                          ----------     -----------       ---------
NET SALES...............................................   $ 334,889       $    --         $ 334,889
COST OF GOODS SOLD......................................     297,297         1,834(1)        299,131
                                                            --------       -------          --------
  Gross Profit..........................................      37,592        (1,834)           35,758
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES........      22,009         1,125(2)         23,134
PARENT COMPANY MANAGEMENT FEES..........................       4,701        (4,701)(3)            --
                                                            --------       -------          --------
  Income (Loss) from operations.........................      10,882         1,742            12,624
OTHER INCOME (EXPENSE):
  Interest income.......................................         126            --               126
  Allocated interest expense from Parent Company........     (13,175)       13,175(4)             --
  Interest expense -- others............................        (278)      (10,481)(5)       (10,759)
  Amortization of allocated debt issuance costs.........        (338)          (74)(6)          (412)
  Loss on sale of property, plant and equipment.........        (277)           --              (277)
  Other income (expense) -- net.........................         180            --               180
                                                            --------       -------          --------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY
  ITEMS.................................................      (2,880)        4,362             1,482
PROVISION FOR INCOME TAXES..............................          --           593(7)            593
                                                            --------       -------          --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS................   $  (2,880)      $ 3,769         $     889
                                                            ========       =======          ========

---------------
(1) To eliminate pre-acquisition goodwill ($230) and reflect amortization of goodwill resulting from the Transactions ($1,886); eliminate amortization of deferred gain relating to predecessor's sale-leaseback of facilities ($590); and eliminate rental and related costs of abandoned facility ($445) net of incremental costs in other facilities for relocated employees ($33). Included in historical cost of goods sold is $5,431 charged by former parent company for certain services rendered and expenses incurred in connection with the distribution of parts at the Southaven Facility. No pro forma effect has been given to the elimination of these charges or the inclusion of other expenses expected to be incurred to replace these amounts (including charges under the Service Agreement) following consummation of the Transactions because the amount of such other expenses is not readily discernible. Management believes, however, that such other expenses will not be materially different than the historical charges. See "Certain Relationships and Related Transactions -- Service Agreement" and "Risk Factors -- Lack of Independent Operating History."

(2) To reflect estimated costs ($1,125) to be incurred to replace certain legal, accounting and administrative services previously provided by former parent company.

(3) To eliminate former parent company management fees.

(4) To eliminate interest expense allocated by former parent company.

(5) To reflect interest expense on the Notes calculated at an assumed 10 3/4% per annum.

(6) To eliminate amortization of allocated debt issuance costs and reflect amortization of debt issuance costs related to the Notes ($5,500) over a ten year period.

(7) To adjust tax provision to a 40% effective tax rate.

                            CLARK MATERIAL HANDLING

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     TWELVE MONTHS ENDED SEPTEMBER 30, 1996
                                 (in thousands)

                                                                          PRO FORMA
                                                          HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                          ----------     -----------       ---------
NET SALES...............................................   $ 459,230      $      --        $ 459,230
COST OF GOODS SOLD......................................     408,862          2,445(1)       411,307
                                                            --------       --------         --------
  Gross Profit..........................................      50,368         (2,445)          47,923
ENGINEERING, SELLING AND
  ADMINISTRATIVE EXPENSES...............................      28,669          1,500(2)        30,169
PARENT COMPANY MANAGEMENT FEES..........................       6,269         (6,269)(3)           --
                                                            --------       --------         --------
  Income (loss) from operations.........................      15,430          2,324           17,754
OTHER INCOME (EXPENSE)
  Interest income.......................................         664             --              664
  Allocated interest expense from Parent Company........     (17,955)        17,955(4)            --
  Interest expense -- others............................        (388)       (13,975)(5)      (14,363)
  Amortization of allocated debt issuance costs.........        (451)           (99)(6)         (550)
  Loss on sale of property, plant and equipment.........        (356)            --             (356)
  Other income (expense) -- net.........................         186             --              186
                                                            --------       --------         --------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY
  ITEMS.................................................      (2,870)         6,205            3,335
PROVISION FOR INCOME TAXES..............................         (13)         1,347(7)         1,334
                                                            --------       --------         --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS................   $  (2,883)     $   4,858        $   2,001
                                                            ========       ========         ========

---------------
(1) To eliminate pre-acquisition goodwill ($307) and reflect amortization of goodwill resulting from the Transactions ($2,514); eliminate amortization of deferred gain relating to predecessor's sale-leaseback of facilities ($787); and eliminate rental and related costs of abandoned facility ($593) net of incremental costs in other facilities for relocated employees ($44). Included in historical cost of goods sold is $6,654 charged by former parent company for certain services rendered and expenses incurred in connection with the distribution of parts at the Southaven Facility. No pro forma effect has been given to the elimination of these charges or the inclusion of other expenses expected to be incurred to replace these amounts (including charges under the Service Agreement) following consummation of the Transactions because the amount of such other expenses is not readily discernable. Management believes, however, that such other expenses will not be materially different than the historical charges. See "Certain Relationships and Related Transactions -- Service Agreement" and "Risk Factors -- Lack of Independent Operating History."

(2) To reflect estimated costs ($1,500) to be incurred to replace certain legal, accounting and administrative services previously provided by former parent company.

(3) To eliminate former parent company management fees.

(4) To eliminate interest expense allocated by former parent company.

(5) To reflect interest expense on the Notes calculated at an assumed 10 3/4% per annum.

(6) To eliminate amortization of allocated debt issuance costs and reflect amortization of debt issuance costs related to the Notes ($5,500) over a ten year period.

(7) To adjust tax provision to a 40% effective tax rate.

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Summary...............................    3
Risk Factors..........................   11
The Transactions......................   15
Use of Proceeds.......................   16
Pro Forma Capitalization..............   16
Selected Historical Financial Data....   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
The Exchange Offer....................   19
Business..............................   30
Management............................   36
Ownership of the Company..............   39
Certain Relationships and Related
  Transactions........................   41
Description of Certain Indebtedness...   42
Description of the Notes..............   43
Book-Entry; Delivery and Form.........   61
Certain Federal Income Tax
  Consequences........................   62
Plan of Distribution..................   63
Legal Matters.........................   64
Experts...............................   64
Index to Combined Financial Statements
  and Information.....................  F-1

                            ------------------------

  UNTIL                , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THE ORIGINAL DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                   PROSPECTUS

                                  $130,000,000

                                      LOGO

                                 CLARK MATERIAL
                                HANDLING COMPANY
                               OFFER TO EXCHANGE

                         10 3/4% SENIOR NOTES DUE 2006
                              FOR ALL OUTSTANDING
                         10 3/4% SENIOR NOTES DUE 2006
                                          , 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145 further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The By-laws of the Company provide for the indemnification of any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such proceedings, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law. The By-laws of the Company also provide that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or under any by-law, agreement, vote of stockholders or otherwise.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may in its certificate of incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: for any breach of the director's duty of loyalty to the corporation or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation's capital stock); or for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company contains a provision so limiting the personal liability of directors of the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
  NO.                                          DESCRIPTION
-------    ------------------------------------------------------------------------------------
   3.1     Certificate of Incorporation, as amended, of the Company
   3.2     By-laws of the Company
   4.1     Indenture dated as of November 27, 1996 between the Company and United States Trust
           Company of New York, as Trustee
   4.2     Registration Rights Agreement dated as of November 27, 1996 among the Company,
           Jefferies & Company, Inc. and Bear, Stearns & Co. Inc.
   4.3     Form of 10 3/4% Senior Notes due 2006 (included in Exhibit 4.1)
   5.1     Opinion of Dechert Price & Rhoads*
  10.1     Purchase Agreement dated November 22, 1996 among the Company, Jefferies & Company,
           Inc. and Bear, Stearns & Co. Inc.
  10.2     Loan and Security Agreement dated November 27, 1996 by and between Congress
           Financial Corporation and the Company
  10.3     Stock and Asset Purchase and Sale Agreement, dated as of November 9, 1996 among
           Terex Corporation, and certain of its subsidiaries and the Company
  10.4     Service Agreement dated as of November 27, 1996 between Terex Corporation and the
           Company.
  10.5     Indemnity as to Letters of Credit, Performance Bonds, Appeal Bonds, Guaranties, etc.
           dated November 27, 1996 by the Company in favor of Terex Corporation, for itself and as successor to CMH Acquisition Corp., CMH Acquisition International Corp., Clark
           Material Handling Company and Clark Material Handling International, Inc.
  10.6     Employment Agreement dated as of November 27, 1996 between Holdings and Dr. Martin
           M. Dorio
  10.7     Tax Sharing Agreement made as of November 27, 1996 between Holdings and the Company
  10.8     Stock Purchase Agreement, dated as of May 27, 1992, by and between Clark Equipment
           Company and Terex Corporation
  10.9     First Amendment to the Stock Purchase Agreement, dated as of July 31, 1992, by and between Clark Equipment Company and Terex Corporation
  10.10    Trademark Assignment Agreement, dated as of July 31, 1992, by and between Clark
           Equipment Company and Clark Material Handling Company
  10.11    Second Amended and Restated General Operating Agreement, dated November 29, 1990, by and between Clark Material Handling Company and Chase Manhattan Leasing Company,
           Inc.
  10.12    Second Amendment to the Second Amended and Restated General Operating Agreement,
           dated April 15, 1994, by and among Clark Material Handling Company, Drexel
           Industries, Inc. and Clark Credit Corporation
  10.13    Third Amendment to the Second Amended and Restated General Operating Agreement,
           dated August 1, 1994, by and between Clark Material Handling Company and Clark
           Credit Corporation
  10.14    Assignment of Second Amended and Restated General Operating Agreement, dated March
           22, 1995, by and between Clark Material Handling Company, Clark Credit Corporation,
           f/k/a Chase Manhattan Leasing Company, and Associates Commercial Corporation
  10.15    Master Software License and Service Agreement, dated May 17, 1996, between Clark
           Material Handling Company and SDRC Operations

EXHIBIT
  NO.                                          DESCRIPTION
-------    ------------------------------------------------------------------------------------
  10.16    Letter Agreement, dated October 26, 1995, between Clark Material Handling Company,
           Manufacturers Distribution Services, Inc. and Maine Rubber International
  10.17    MCI Services Agreement, effective as of July 1, 1995, between MCI Telecommunications
           Corporation and Clark Material Handling Company*
  10.18    Agreement for Systems Operations Services, dated as of March 2, 1992, between Clark
           Material Handling Company and Integrated Systems Solutions Corporation, as amended by Amendments #1 through #5
  10.19    Supply Agreement, dated December 14, 1994, between Clark Material Handling Company and Funk Manufacturing Company
  10.20    Supply Agreement, dated July 1, 1995, between Clark Material Handling Company and
           Funk Manufacturing Company
  10.21    Supply Agreement, dated January 1, 1988, between Clark Material Systems Technology
           Company and HydroElectric Lift Trucks Inc.
  10.22    Amendment Agreement, dated March 2, 1992, between Clark Material Handling Company and HydroElectric Lift Trucks, Inc.
  10.23    Second Amendment Agreement, dated September 30, 1992, between Clark Material
           Handling Company and HydroElectric Lift Trucks, Inc.
  10.24    Agreement, dated June 1, 1983, between Clark Equipment Company and Mitsubishi
           Corporation, Mitsubishi Heavy Industries, Ltd. and Mitsubishi Motors Corporation, as
           amended
  10.25    Master Contract for Purchase and Sale, dated July 17, 1995, between Clark Material
           Handling Company and Custom Tool and Manufacturing Company
  10.26    Supply Agreement, dated December 20, 1991, between Clark Material Handling Company and Dixson, Inc.
  10.27    Lease Agreement, dated as of April 15, 1987, between Vergil D. Kelly and Kenny
           Angelucci and Clark Equipment Company with respect to 172 Trade Street, Lexington,
           Kentucky, as amended by Amendment #1 to Lease dated April 15, 1987
  10.28    Standard Form Dealer Sales Agreements between Clark Material Handling Company and domestic dealer entities
  10.29    Agreement, dated as of September 12, 1995, by and between Clark Material Handling
           Company and Nissan Forklift Corporation, North America
  12.1     Statement of Ratio of Earnings to Fixed Charges
  21.1     Subsidiaries of the Company
  23.1     Consent of Dechert Price & Rhoads (included in Exhibit 5.1)
  23.2     Consent of Price Waterhouse LLP
  24       Power of Attorney (included on signature page)
  25       Statement of Eligibility and Qualification, Form T-1, of United States Trust Company
           of New York
  27       Financial Data Schedule
  99.1     Form of Letter of Transmittal
  99.2     Form of Notice of Guaranteed Delivery

---------------
* To be supplied by amendment.

     (b) Financial Statement Schedules:

     Schedule II -- Valuation and Qualifying Accounts and Reserves

     Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, State of Kentucky, on the 18th day of December 1996.

                                          CLARK MATERIAL HANDLING COMPANY

                                          By: /s/  DR. MARTIN M. DORIO

                                            ------------------------------------
                                                  Dr. Martin M. Dorio
                                               President and Chief Executive
                                                  Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints Dr. Martin M. Dorio and Michael A. Delaney, any of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to this requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities at the above-named Registrant on December 18, 1996.

                SIGNATURE                                       TITLE
------------------------------------------    ------------------------------------------
/s/  DR. MARTIN M. DORIO                      President, Chief Executive Officer and
------------------------------------------      Director (Principal Executive Officer)
     Dr. Martin M. Dorio
/s/  JOSEPH F. LINGG                          Vice President, Finance, and Treasurer
------------------------------------------      (Principal Financial and Accounting
     Joseph F. Lingg                            Officer)
/s/  THOMAS J. SNYDER                         Director
------------------------------------------
     Thomas J. Snyder
/s/  MICHAEL A. DELANEY                       Director
------------------------------------------
     Michael A. Delaney

                        CLARK MATERIAL HANDLING COMPANY

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                          BALANCE
                                         BEGINNING     CHARGES TO      (1)         (2)           BALANCE
                                          OF YEAR       EARNINGS      OTHER     DEDUCTIONS     END OF YEAR
                                         ---------     ----------     -----     ----------     -----------
Year ended December 31, 1995
Deducted from Asset Accounts:
  Allowance for Doubtful Accounts......     3,600            --          71          (804)         2,867
  Reserve for Excess and Obsolete
     Inventory.........................     6,350         2,453          71        (4,161)         4,713
Year ended December 31, 1994
Deducted from Asset Accounts:
  Allowance for Doubtful Accounts......     4,643            --         106        (1,149)         3,600
  Reserve for Excess and Obsolete
     Inventory.........................     6,397         2,383          59        (2,489)         6,350
Year ended December 31, 1993
Deducted from Asset Accounts:
  Allowance for Doubtful Accounts......     4,307           786         (94)         (356)         4,643
  Reserve for Excess and Obsolete
     Inventory.........................     6,309         2,195          --        (2,107)         6,397

---------------
(1) Effect of exchange rate

(2) Utilization of established reserves, net of recoveries

                                        1